UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Rooftop Hospitality Group LLC

Legal status of Issuer:

  Form:

  LLC

  Jurisdiction of Incorporation/Organization:

  California

  Date of Organization:

  September 28, 2018

Physical Address of Issuer:

701 3rd Street, Suite 200, San Francisco, CA, 94107, United States

Website of Issuer:

https://www.Kaiyosf.com

Is there a co-issuer?___yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Class C Membership Units

Target Number of Securities to be Offered:

84

Price (or Method for Determining Price):

$300

Target Offering Amount:

$25,200

Oversubscriptions Accepted:

 Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

 Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$450,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: **5**

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,367,646	$0
Cash & Cash Equivalents	$333,204	$0
Accounts Receivable	$0	$0
Short-term Debt	$42,647	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 21, 2021

Rooftop Hospitality Group LLC



Up to $450,000 of Class C Membership Units

Rooftop Hospitality Group LLC ("**KAIYŌ Rooftop Bar & Restaurant,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,200 (the "**Target Offering Amount**") and up to a maximum amount of $450,000 (the "**Maximum Offering Amount**") of Class C Membership Units of the Company (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Crowd SAFE, attached hereto as **Exhibit C**. Under the Subscription Agreement and Omnibus Class C Unit Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, a custodial account with the Custodian in order to purchase Securities in this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$300	$18	$282
Maximum Individual Purchase Amount (3)(4)	$45,000	$2,700	$42,300
Target Offering Amount	$25,200	$1,512	$23,688
Maximum Offering Amount	$450,000	$27,000	$423,000

This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.Kaiyosf.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/kaiyo

The date of this Form C is October 21, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Rooftop Hospitality Group LLC is a restaurant operating company, formed in California as a limited liability company on September 28, 2018.

The Company is located at 701 3rd Street Suite 200 San Francisco CA 94107, United States.

The Company's website is https://www.Kaiyosf.com.

The Company conducts business in San Francisco, CA.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/kaiyo and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	84
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	4,084
Maximum Amount of the Securities Offered	1,500
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,500
Price Per Security	$300.00
Minimum Individual Purchase Amount	$300[+]
Maximum Individual Purchase Amount	$45,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 30.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our primary growth strategy is highly dependent on the availability of our current restaurant location and our ability to develop and open it on a timely basis, on attractive terms.

One of the keys to achieving our growth strategies will be opening and operating restaurant on a profitable basis for the foreseeable future. We may not be able to open our planned restaurant within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of our location or anticipate all of the challenges imposed by expanding its operations. Our growth strategy, and the substantial investment associated with the development of our restaurant, may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in our selected market or we may experience a decline in the popularity of our concept in the market in which we operate. If we are unable to expand, our ability to increase our revenue and profitability may be materially harmed or we may face losses.

Our restaurant, once opened, may not be profitable.

Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our restaurant takes a period of time to reach target operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in our market, particularly for transportation and distribution, which may impact the profitability of our operations. Although we have specific target operating and financial metrics, our restaurant may not meet these targets or may take longer than anticipated to do so. We may not be profitable or achieve operating results similar to those in our projections and that could adversely affect our business, financial condition or results of operations.

We have a limited number of suppliers for our major products and rely on various suppliers for the majority of our domestic distribution needs.

We have a limited number of suppliers. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurant may materially and adversely affect our results of operations while we establish alternate distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. we cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

We depend upon frequent deliveries of food, alcohol and other supplies, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our locations depends in part upon our ability to acquire fresh, quality products, including beef, seafood, produce and related items, from reliable sources in accordance with our specifications. We currently purchase our food products from various suppliers. We have elected to purchase our beef from a limited number of suppliers. If there were any shortages, interruptions or significant price fluctuations in beef or seafood or if our suppliers were unable to perform adequately or fail to distribute products or supplies to restaurant, or terminate or refuse to renew any contract with us, this could cause a short-term increase of our costs or cause us to remove certain items from our menu, increase the price of certain offerings or temporarily close a location, which could adversely affect our business and results of operations.

In addition, we purchase beer, wine and spirits from distributors who own the exclusive rights to sell such alcoholic beverage products in the geographic areas in which our locations reside. Our continued ability to purchase certain brands of alcoholic beverages depends upon maintaining our relationships with those distributors, of which there can be no assurance. If any of our alcohol beverage distributors cease to supply us, we may be forced to offer brands of alcoholic beverage which have less consumer appeal or that do not match our brand image, which could adversely affect our business and results of operations

Our marketing strategies and channels will evolve and may not be successful.

We incur costs and expend other resources in our marketing efforts to attract and retain guests. Our strategy includes public relations, digital and social media, promotions and in-store messaging, which require less marketing spend as compared to traditional marketing programs. Currently, the number of discounted promotions and advertising we undertake is not significant. We expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our financial results. We rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our current marketing strategies which could require us to incur significantly more costs. Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

Food safety is a top priority, and we dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of food-borne illnesses or food safety issues, whether or not accurate, at our restaurant could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close one or more restaurants or choose to close as a preventative measure if we suspect there was a pathogen in our restaurant. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt supply to unaffected restaurants or increase the cost of ingredients.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends, in part, on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, "COVID Orders") may cause significant supply chain disruptions. This and other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our restaurant sales and restaurant-level operating profit margins. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate growth in an amount sufficient to offset inflationary or other cost pressures.

Changes in general economic conditions, including any economic downturn or continuing economic uncertainty, have adversely impacted our business and results of operations in the past and may do so again.

Purchases at our restaurant are discretionary for consumers, and we are, therefore, susceptible to economic slowdowns, including under any further protective measures arising from COVID Orders. We believe that consumers generally are more willing to make discretionary purchases, including upscale and high-end restaurant meals, during favorable economic conditions. The most recent economic downturn, uncertainty and disruptions in the overall economy, including high unemployment, reduced access to credit and increased financial market volatility and unpredictability, and the related reduction in consumer confidence, negatively affected guest traffic and sales throughout our industry, including our category. If the economy experiences a new downturn or there are significant uncertainties regarding U.S. budgetary and fiscal policies, our guests, particularly price-sensitive families and couples and cost-conscious business clientele, may reduce their level of discretionary spending, impacting the frequency with which they choose to dine out or the amount they spend on meals while dining out.

There is also a risk that, if uncertain economic conditions persist for an extended period of time, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis. The ability of the U.S. economy to withstand this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, the impact of higher gasoline prices, and reductions in disposable consumer income and consumer confidence, also affect discretionary consumer spending. Uncertainty in or a worsening of the economy, generally or in a number of our markets, and our guests' reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants and delay our remodeling of existing locations.

Changes in consumer dining preferences and discretionary spending patterns generally could adversely affect our business and results of operations.

The restaurant business is often affected by changes in consumer preferences, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. Our success depends in part on our ability to anticipate and respond quickly to these changes. Shifts in consumer preferences away from meals at our price point or our beef, seafood and signature cocktails and wine menu offerings, which are significant components of our restaurant's menus and appeal, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations.

In addition, we place a high priority on maintaining the competitive positioning of our restaurant, including the image and condition of our restaurant facility and the quality of our guest experience. Consequently, we may need to evolve our restaurant in order to compete with popular new restaurant formats or concepts that emerge from time to time, which could result in significant capital expenditures in the future for remodeling and updating. In addition, with improving product offerings, including an increased number of health-focused options at fast casual restaurants and quick-service restaurants, combined with the effects of uncertain economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurant. Any unanticipated slowdown in demand at our restaurant due to industry competition may adversely affect our business and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our exact specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to taste, price, food quality, service, value, design and location. We compete in the restaurant industry with multi-unit national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with (i) restaurants, (ii) other fast casual restaurants, (iii) quick service restaurants and (iv) casual dining restaurants. We may also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens, especially those that target customers who seek high-quality food, as well as convenience food stores, cafeterias and other dining outlets. Many of our competitors have existed longer than we have and may have a more established market presence, better locations and greater name recognition nationally or in some of the local markets in which we operate or plan to open restaurants. Some of our competitors may also have significantly greater financial, marketing, personnel and other resources than we do. They may also operate more restaurants than we do and may be able to take advantage of greater economies of scale than we can given our current size. Our competition continues to intensify as new competitors enter the casual dining segments. If we are unable to continue to compete effectively, customer traffic, restaurant sales and restaurant-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our restaurant is located on leased premises. If we close our restaurant, we may still be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the remaining lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close our restaurant in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease obligations or fund our other liquidity and capital needs, which would materially affect our business.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, guests, suppliers, members, or others through private actions, class actions, administrative proceedings, regulatory actions, or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers and failure to pay for all hours worked. Additionally, our guests could file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurant, including actions seeking damages resulting from food-borne illnesses or accidents in our restaurant. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and restaurant sales. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our business is subject to risks related to its sale of alcoholic beverages.

We serve spirits, beer and wine at our restaurant. Alcoholic beverage control regulations generally require restaurant to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations. We are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

Failure to comply with local licensure, building and zoning regulations could adversely affect our business.

The development and operation of restaurants depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We also are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety, and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of our restaurant, which would adversely affect our business.

Global crises such as COVID-19 and any COVID Orders can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19 and any COVID Orders, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various unregistered intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain unregistered intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage and because such rights are not registered with any governmental authority, such as registered trademarks, other persons and entities may use such trademarks in the operations of a business, even a business competitive to our business. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its manager, which is Brick x Brick Hospitality Group, LLC, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees These persons may not devote their full time and attention to the matters of the Company. The loss of our managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest inthis Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as <u>Exhibit E</u>. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will be required to purchase beneficial interests in the Securities in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

The Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must make a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement and subscribe to the offering in a manner that appoints Prime Trust as their custodian and legal record holder of the Securities. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the any securities purchased in this Offering out of the Prime Trust custodial account, they may incur a fee.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Class C Unit Instrument, not our Class C Units, and such Investor will not be a party to the Operating Agreement.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain units of Class C Units, to be represented by a pro rata beneficial interest in an Omnibus Class C Unit Instrument issued by the Company to the custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Custodian as legal record owner of the Class C Units. The beneficial interest in the Omnibus Class C Unit Instrument does not entitle Investors, excluding Prime Trust as the custodian, to any voting, information or inspection rights with respect to the Company, or to otherwise become a party to the Operating Agreement or exercise any rights thereunder, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Class C Units. Investors should carefully review the

Subscription Agreement for Omnibus Class C Unit Instrument to understand the risks inherent in this investment vehicle.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Class C Unit Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Class C Unit Instrument shall have no (i) voting, information or inspection rights not explicitly provided by the Omnibus Class C Unit Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class C Unit Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class C Unit Instrument.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Class C Unit Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors have no right to exchange their Beneficial Interest in the Omnibus Class C Unit Instrument Class C Units in certificated form.

The Company reserves its sole discretion to exchange the Investor's Beneficial Interests in the Omnibus Class C Unit Instrument for Class C Units in certificated form. Further, Investors have no right to remove the Class C Units they hold a beneficial interest in from the custodian.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company. Where a statutory right to vote is provided by state law, the Custodian will vote the Class C Units with the Class A Members.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The forgoing paragraph is only a summary of a portion of the feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Omnibus Class C Unit Instrument, which is attached as **Exhibit C**.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Membership transfers and withdrawals are restricted.

In addition to the limitations on transferability imposed by the application of federal and state securities laws, the Company's operating agreement, dated as of September 28, 2018, as amended (the "**Operating Agreement**") imposes additional restrictions on the transfer of our membership interests. Pursuant to the Operating Agreement, holders of our membership interests may not transfer any membership interests in the Company or withdraw from the Company, unless our Manager consents to such transfer.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Investors in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Investors may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other nonequity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

Investors Will Not Participate in Management.

Our Manager, which is controlled by John Park, has full responsibility for managing our Company. Investors will not be entitled to participate in the management or operation of the Company or in the conduct of its business. Investors may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under California law.

We have a controlling member whose interests may differ from those of our other members.

Approximately 58.82% of the voting power of our membership interests is controlled, directly or indirectly, by John Park. He, for the foreseeable future, has influence over corporate management and affairs, as well as matters requiring member approval, and he will be able to, subject to applicable law and the voting agreement, participate in the election of our manager and approval of significant corporate transactions. It is possible that the interests of Mr. Park may in some circumstances conflict with our interests and the interests of our other members. This could influence his decisions.

Additionally, the Operating Agreement does not obligate the Manager or Mr. Park to devote their respective time or business efforts to the affairs of the Company. Furthermore, the Operating Agreement allows the members, the Manager and MR. Park to engage in engage or invest in any activity, including, without limitation, those other activities that might be similar to the Company's business, so long as such activities do not adversely affect the Company, do not use Proprietary Information of the Company (except as otherwise expressly permitted in the

Operating Agreement) and are not made in bad faith. By authorizing the Custodian to execute the Operating Agreement, the Custodian will acknowledge and agree that the Manager and its members, and/or its Affiliates, including Mr. Park, may own and manage other existing companies or businesses and that the Manager or its members may be developing other business operations; nothing in the Operating Agreement shall give the Company or any Member any interest in any such business or operation (whether now existing or developed in the future by the Manager or its members); neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from such permitted activities; no Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company; each Member shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members; and each Member waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of any of the activities permitted hereunder.

The Operating Agreement contains various covenants, obligtaions and restrictions on the rights of the Members, including, without limitation, with respect to voting rights, distributions, capital accounts, administrative and management rights, manager election and removal, annual and special meetings, expulsion, indemnification, non-competition, transfer restrictions, an option to purchase a Member's units at a certain purchase price, right of first refusal, drag-along rights, continuation of the company, inspection, arbitration and liquidation, termination and dissolution of the Company.

The Operating Agreement contains various covenants, obligations, and restrictions on the rights of the Members, and you should carefully review the Operating Agreement to ensure your agreements for the Custodian to enter into the Operating Agreement.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

KAIYŌ is the food and drink experience of the Japanese immigrant journey in Peru which is also known as Nikkei cuisine. It is an exploration of these two cultures, immersed in regional ingredients, notable flavors and skilled preparation to delight your senses. Our craft-cocktail program highlights Peruvian Pisco and Japanese whisky, elevating these regional contenders with daring spices, herbs, and fruits. Located inside newly built Hyatt Hotel near downtown SF, KAIYŌ Rooftop Bar & Restaurant occupies the ground floor restaurant and rooftop bar located on the top floor of the hotel with one of the most breath-taking views of San Francisco downtown skyline.

Business Plan

The company's primary source of income will be food and beverages sales. In addition, the Cmpany will be operated as a corporate & private event space which will generate sales in food & beverage and other event related income streams such as space rental and labor.

The Company's Products and/or Services

Product / Service	Description	Current Market
Food & Beverage Hospitality	Restaurant & Bar	Restaurant, Craft Cocktail Bar, Hotel Bar ; Generation X-Y

Competition

San Francisco, despite being a large city does not have many hotel Rooftop bars or restaurants. Some of the notable rooftop bars are Charmaine in the Proper Hotel, Everdene at the Virgin Hotel, and Rooftop at Hotel Via. None of these establishments offer outstanding food menu or cocktail programs. Certainly, none of these establishments have a view comparable to KAIYŌ. Kaiyo's location is generally more central to other bars and restaurants and we're less than one block from the SF Giants stadium and less than 1/2 mile from the new Warriors Chase stadium.

Customer Base

Kaiyo's ambiance and mood promotes celebration and what we call "social dining experience." Our service style is family style & small plates. We stray from the traditional 3 course appetizer, main, and dessert approach. Sharing and trying several dishes is more experiential and engaging, more in-line with younger generation of diners. Our target customer base will be younger generation of diners, generation X & Y but our brand does not alienate older boomers. We believe the quality of our food & drinks will help connect any SF diners that is looking for a fun & upbeat eating and drinking experience.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has no registered intellectual property rights, such as trademarks or patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,512	6%	$27,000
Lease Improvements	37%	$9,324	37%	$166,500
Professional Fees	9%	$2,268	9%	$40,500
Organizational Development	22%	$5,544	22%	$99,000
Furniture	22%	$5,544	22%	$99,000
Pre-Opening expenses	4%	$1,008	4%	$18,000
Total	**100%**	**$25,200**	**100%**	**$450,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Lease Improvements
These proceeds will be used to construct a rooftop and pergola.

Professional Fees
These proceeds will be used to pay our architect, lawyers, interior designers, accountants, engineers, and other professionals.

Organizational Development
These proceeds will be used to make a deposit on our lease, and to obtain building and liquor licenses.

Furniture
These proceeds will be used to purchase furniture for the restaurant.

Pre-Opening expenses
These proceeds will be used for staff training as well as buying the restaurant's opening inventory

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

MANAGER AND MANAGER REPRESENTATIVE

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Park	Founder and Representative of the Manager of the Company, which is Brick x Brick Hospitality Group, LLC	N662, LLC dba Novela, as the Managing Member from 2013 to 2019, during which Mr. Park provided oversight, strategic and management services. Craftworks, LLC dba Whitechapel SF Co-Managing Member from 2016 to the present during which Mr. Park provides oversight, strategic and management services. Union Street Hospitality Group, LLC Managing Member from 2018 to the present during which Mr. Park provides oversight, strategic and management services.	1995-1998 College of Marin, AA

Biographical Information

John Park: John Park, restaurant & bar owner and operator, is recognized for his deep roots in the SF restaurant and cocktail community. John is well-known and respected for his twenty plus years of pioneering and service in the field of craft cocktails and unique venue operations, as can be seen through Kaiyo and the popular, nationally recognized, award-winning cocktail bars he founded and owns in SF, Whitechapel and Novela.

OTHER KEY PERSONS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Seana Horrobin	Director of Events	For the last three years, employed at Brick x Brick Hospitality Group, with the primarily responsibility to manage the events and social calendar for Brick x Brick Hospitality Group	BA/BS
Alejandro Reccio	Executive Chef	For the last three years, employed at Brick x Brick Hospitality Group with the primarily responsibility of operating the kitchen of Brick x Brick Hospitality Group	AS
Marc Bruschera	Controller / CPA	For the last three years, self Employed at MPB Accouting Firm overseeing the operations of othe firm.	BS

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Operating Agreement further provides: "Each person or entity that is or was a manager, member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted or authorized by the General Corporation Law of the State of California. The Company may, but shall not be obligated to, maintain insurance, at its expense, for its benefit in respect of such indemnification and that of any such person whether or not the Company would otherwise have the power to indemnify such person."

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership intersts are: Class A Units, of which two thousand two hundred (2,200) are authorized ("**Class A Units**" and holders thereof, the "**Class A Members**"); Class B Units, of which two thousand two hundred (2,200) are authorized ("**Class B Units**" and holders thereof, the "**Class B Members**"); Class C Units, of which five thousand six hundred (5,600) are authorized ("**Class C Units**" and holders thereof, the "**Class C Members**"); Class D Units, of which two thousand (2,000) are authorized ("**Class D Units**" and holders thereof, the "**Class D Members**"); and Initial Member Units, of which eight thousand (8,000) are authorized ("**Initial Member Units**" and holders thereof, the "**Initial Member**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,200 Class A Units will be issued and outstanding; 2,200 Class B Units will be issued and outstanding; 4,084 Class C Units will be issued and outstanding; zero Class D Units will be issued and outstanding; and 8,000 Initial Member Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding membership interests consists of:

Type/Class of security	Class A Units
Amount Authorized	2,200
Amount outstanding	2,200
Par Value (if applicable)	N/A
Voting Rights	Class A Members shall each be entitled to one (1) Vote per Class A Unit.
Distribution Priority	As set forth in the Operating Agreement, and capitalized terms used but not defined herein shall have the meaning ascribed to them in such agreement, Available Cash shall be distributed to the Members in accordance with Article 4 of the Operating Agreement. Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the available cash, also stated as three quarters of one percent (0.75%) of Available Cash, for each Class A, Class B, Class C, or Class D Unit held by such Member ("Accelerated Payback"). i. Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering; ii. Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i), Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each

	Class B, Class C, and Class D Member, respectively, pursuant to the Offering. All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member. After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Section 4.2(A) of the Operating Agreement (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests. Distributions of Available Cash shall be made upon the reasonable discretion of the Manager. Notwithstanding anything in the Operating Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4 of the Operating Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Class A Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.41%

Type/Class of security	Class B Units
Amount Authorized	2,200
Amount outstanding	2,200
Par Value (if applicable)	N/A
Distribution Priority	As set forth in the Operating Agreement, and capitalized terms used but not defined herein shall have the meaning ascribed to them in such agreement, Available Cash shall be distributed to the Members in accordance with Article 4 of the Operating Agreement. Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the available cash, also stated as three quarters of one percent (0.75%) of Available Cash, for each Class A, Class B, Class C, or Class D Unit held by such Member ("Accelerated Payback"). <table><tr><td>i.</td><td>Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each</td></tr></table>

Class A Member pursuant to the Offering;

ii. Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i), Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each Class B, Class C, and Class D Member, respectively, pursuant to the Offering.

All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member. After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Section 4.2(A) of the Operating Agreement (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests. Distributions of Available Cash shall be made upon the reasonable discretion of the Manager. Notwithstanding anything in the Operating Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4 of the Operating Agreement.

Voting Rights	Class B Members shall each be entitled to one (1) Vote per Class B.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Class B Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.41%

Type/Class of security	Class C Units
Amount Authorized	5,600
Amount outstanding	4,000
Par Value (if applicable)	N/A
Distribution Priority	As set forth in the Operating Agreement, and capitalized terms used but not defined herein shall have the meaning ascribed to them in such agreement, Available Cash shall be distributed to the Members in accordance with Article 4 of the Operating Agreement.

	Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the available cash, also stated as three quarters of one percent (0.75%) of Available Cash, for each Class A, Class B, Class C, or Class D Unit held by such Member ("Accelerated Payback").
	i. Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering;
	ii. Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i), Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each Class B, Class C, and Class D Member, respectively, pursuant to the Offering.
	All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member. After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Section 4.2(A) of the Operating Agreement (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests. Distributions of Available Cash shall be made upon the reasonable discretion of the Manager. Notwithstanding anything in the Operating Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4 of the Operating Agreement.
Voting Rights	Class C Members shall each be entitled to one (1) Vote per Class C Unit.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Class C Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	24.39%

Type/Class of security	Initial Member Units
Amount Authorized	8,000
Amount outstanding	8,000
Par Value (if applicable)	N/A

Distribution Priority	As set forth in the Operating Agreement, and capitalized terms used but not defined herein shall have the meaning ascribed to them in such agreement, Available Cash shall be distributed to the Members in accordance with Article 4 of the Operating Agreement.
	
	Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the available cash, also stated as three quarters of one percent (0.75%) of Available Cash, for each Class A, Class B, Class C, or Class D Unit held by such Member ("Accelerated Payback").
	
	    i. Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering;
	
	    ii. Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i), Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each Class B, Class C, and Class D Member, respectively, pursuant to the Offering.
	
	All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member. After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Section 4.2(A) of the Operating Agreement (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests. Distributions of Available Cash shall be made upon the reasonable discretion of the Manager. Notwithstanding anything in the Operating Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4 of the

	Operating Agreement.
Voting Rights	Initial Members shall be entitled to a one and one half (1.5) Vote per Initial Member Unit.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Initial Member Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	48.79%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Park	8,000 Initial Member Units	58.82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Rooftop Hospitality Group LLC (the "Company") was formed on September 28, 2018 under the laws of the State of CA, and is headquartered at 701 3rd Street Suite 200 San Francisco CA 94107, United States. KAIYŌ is the food and drink experience of the Japanese immigrant journey in Peru which is also known as Nikkei cuisine. It is an exploration of these two cultures, immersed in regional ingredients, notable flavors and skilled preparation to delight your senses. Our craft-cocktail program highlights Peruvian Pisco and Japanese whisky, elevating these regional contenders with daring spices, herbs, and fruits. Located inside newly built Hyatt Hotel near downtown SF, KAIYŌ Rooftop Bar & Restaurant occupies the ground floor restaurant and rooftop bar located on the top floor of the hotel with one of the most breath-taking views of San Francisco downtown skyline.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of September 30, 2021 the Company had an aggregate of $445,596.06 in cash and cash equivalents, leaving the Company with approximately 15 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily, except that 4,000 Class C Units of the authorized 5,600 Class C Units have been sold by the Company at a purchase price of $300 per unit.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class C Units	$1,200,000	4,000	Construction + Professional Fees	10/11/2019 – 9/01/2021	Section 4(a)(2)
Class B Units	$550,000	2,200	Construction + Professional Fees	9/13/2019	Section 4(a)(2)
Class A Units	$550,000	2,200	Construction + Professional Fees	11/16/2018	Section 4(a)(2)
Initial Member Units	$0	8,000	Construction + Professional Fees	10/1/2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company issued and granted 8,000 of its Member Units to John Park for non-cash consideration on October 1, 2018, and the value of such units at the time of such issuance and grant was nominal.
- The Company intends to enter into a management services agreement with its manager, Brick x Brick Hospitality Group, LLC, which is controlled by John Park, under which the Manager shall receive a management fee of 3.5% of the Company's gross revenue in exchange for the management of the Company in accordance with such agreement. Such management fee shall commence upon the reasonable determination by the Manager that it is fiscally appropriate and not detrimental to the Company for such

management fee to so commence. The management fee shall be a commercially reasonable management fee commensurate with compensation received by professionals of the same experience in the restaurant and hospitality industry in the San Francisco area. The industry average for such management fees is between one to six percent of gross income. Mr. Park will financially benefit from such agreement to the extent of the management fee paid by the Company to the Manager.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,200 (the "**Target Offering Amount**") and up to a maximum amount of $450,000 (the "**Maximum Offering Amount**") of Class C Membership Units of the Company (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $300 and the maximum amount that an Investor may invest in the Offering is $45,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement and the Omnibus Class C Membership Unit instrument attached as <u>Exhibit D</u>, in conjunction with the following summary information. Capitalized but undefined terms set forth below shall have the meaning ascribed to them in the Operating Agreement, which is attached to the Subscription Agreement.

THE FOLLOWING ARE MATERIAL PROVISIONS OF THE COMPANY'S OPERATING AGREEMENT WHICH THE CUSTODIAN, AS THE LEGAL OWNER OF RECORD OF THE SECURITIES, WILL NEED TO AGREE TO ON BEHALF OF THE INVESTORS. EACH INVESTOR ACKNOWLEDGES THAT IT IS NOT CONSIDERED A "MEMBER" FOR PURPOSES OF THE OPERATING AGREEMENT AND INSTEAD IS AUTHORIZING THE CUSTODIAN, AS LEGAL OWNER OF RECORD OF THE SECURITIES, TO ACT AS A MEMBER ON THEIR BEHALF SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT.

AS SUCH, ANY REFERENCE TO "MEMBER" IN THE FOLLOWING PROVISIONS, OR OTHERWISE IN THIS FORM C, APPLIES ONLY TO THE CUSTODIAN, AS THE LEGAL OWNER OF RECORD OF THE SECURITIES. FOR THE AVOIDANCE OF ANY DOUBT, THE FOLLOWING PROVISIONS ARE INTENDED TO PROVIDE EACH INVESTOR WITH AN OVERVIEW OF THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT AND NOT TO IDENTIFY THE RIGHTS, DUTIES AND OBLIGATIONS OF THE INVESTOR.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Rights and Duties of the Manager

The business and affairs of the Company shall be managed by the Manager. All decisions concerning the business and affairs of the Company shall be made by the Manager. The Manager is hereby authorized to make all management decisions of the Company on behalf of the Members.

Initial Capital Contributions

Upon each Member's execution of the Operating Agreement or upon the sale of Membership Interests as authorized herein, each Member shall contribute to the Company as its Capital Contribution the amount specified in Exhibit A, attached to the Operating Agreement. If a Member fails to make its initial Capital Contributions within fifteen (15) days after the date of the Member's execution of the Operating Agreement or the Subscription Agreement, if applicable, that Member's entire Membership Interest may be terminated by the Manager in the Manager's sole discretion, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney's fees caused by the failure to make the Initial Capital Contribution. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as expressly provided in the Operating Agreement.

Additional Capital Contributions

Additional Capital Contributions in exchange for additional Units may be authorized upon the direction of the Manager. Each Member (including the Manager) shall have the right to maintain its then current Percentage Interest in the Company however shall not be required to make additional capital contributions in exchange for additional Units.

Classes of Units

The Company shall have five initial classes of Units: Class A Units, of which two thousand two hundred (2,200) are authorized; Class B Units, of which two thousand two hundred (2,200) are authorized; Class C Units, of which five thousand six hundred (5,600) are authorized; Class D Units, of which two thousand (2,000) are authorized; and Initial Member Units, of which eight thousand (8,000) are authorized. The holders of each class of Units shall have such relative rights and duties as set forth in the Operating Agreement. Except as otherwise required by law or by the Operating Agreement, the holders of any classes of Units shall be entitled to vote on, make any determination of, or consent to, any matter to be acted upon by the Members in respect of the Company; provided however, that notwithstanding this provision of the Operating Agreement Investors will not have the right to vote upon matters of the Company and Investors will never be able to vote upon any manager or other matters of the Company. Subject to compliance with the terms and conditions hereof, the Manager may (i) establish one or more additional classes of Units, and/or (ii) issue any such Units to existing or new Members.

Rights of Units

Class A Units, Class B Units, Class C Units, and Class D Units shall have the same rights as other Units, except for their respective distribution rights set forth in Section 4.2 of the Operating Agreement, and any other rights set forth in the Operating Agreement; and Initial Member Units shall otherwise have the same rights as other Units, except for the supermajority voting rights set forth in Section 5.5H of the Operating Agreement, and any other rights set forth in the Operating Agreement.

Capital Accounts

B. An Individual Capital Account shall be maintained for each Member. The Capital Account of a Member shall consist of his initial Capital Contribution and shall be increased by (a) the amount of any additional Capital Contributions and (b) the amount of all Net Income (and any item thereof) specifically allocated to such Member, and decreased by (c) the amount of all distributions to such Member and (d) the amount of Net Loss (and any item thereof) allocated to such Member.

C. Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's assets in accordance with the requirements of Regulation Sections 1.704-1(b)(2)(iv)(f) and 1.704-

1(b)(2)(iv)(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable. The provisions of the Operating Agreement respecting the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be maintained, adjusted, interpreted and applied in a manner consistent with those Regulations.

D.   A Member is not liable to fund any deficit in the Member's Capital Account at any time. Notwithstanding any other provisions in the Operating Agreement, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations §1.704-1 (b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member, the Member will be allocated items or income and gain in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. It is intended that this subdivision will meet the requirements of a "qualified income offset" as defined in Regulations §1.704-1(b)(2)(ii)(d), and this subdivision is to be interpreted and applied consistent with that intention.

E.   If a Member's Capital Account has a deficit balance at any time and the deficit or increase in deficit was caused by the allocation of Nonrecourse Deductions as defined in Regulations §1.704-2(b), then beginning in the first taxable year of the Company makes a distribution of proceeds of a Nonrecourse Liability that are allocable to an increase in minimum gain as defined in Regulations §1.704-2(d) and thereafter throughout the full term of the Company, the following rules shall apply:

i.   Nonrecourse Deductions shall be allocated to the Members in a manner that is reasonably consistent with the allocations that have substantial economic effect as defined in Regulations §1.704-1 or some other significant item attributable to the property securing the Nonrecourse Liabilities, if applicable; and

ii.   If there is a net decrease in minimum gain for a taxable year, each Member will be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in minimum gain as defined in Regulations §1.704-2(g) (2).

F.   If any Member shall advance or lend any monies to the Company, the amount of such loan or advances shall not increase the Member's Capital Account or affect in any way his or her share in the Net Income, Net Loss, or distributions of the Company.

General Rules Relating to Capital of the Company.

A.   No Member shall be personally liable for the return of the Capital Contributions of the Members, or any portion thereof, it being expressly understood that any such return of contributions shall be made solely from the Company's assets.

B.   No Member shall have the right to withdraw or receive any Capital Contribution or to receive any distributions, whether of money or property, from the Company, except as otherwise provided in the Operating Agreement.

C.   If any Membership Interest (or portion thereof) is transferred, the transferee of such Membership Interest or portion thereof shall succeed to the transferor's Capital Account attributable to such transferred interest or portion.

D.   No interest shall be paid on any Capital Contributions to the Company or on the balance of a Member's Capital Account.

E.   No Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deduction, credits, or items thereof except as otherwise provided in the Operating Agreement.

Distributions

Available Cash shall be distributed to the Members in accordance with Article 4 of the Operating Agreement.

A.   Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the available cash, also stated as three quarters of one percent (0.75%) of Available Cash, for each Class A, Class B, Class C, or Class D Unit held by such Member ("Accelerated Payback").

i.   Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering;

ii.   Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i) of the Operating Agreement, Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each Class B, Class C, and Class D Member, respectively, pursuant to the Offering.

B.   All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member.

C.   After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Sections 4.2(A) of the Operating Agreement, above (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests.

D.   Distributions of Available Cash shall be made upon the reasonable discretion of the Manager.

E.   Notwithstanding anything in the Operating Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4 of the Operating Agreement.

Allocation of Net Income and Net Losses

Net Losses shall be allocated as follows:

A.   As of the end of each Fiscal Year of the Company and after giving effect to the special allocations set forth in the other provisions of this Article 4, the Net Income of the Company for such Fiscal Year shall be allocated to the Capital Accounts of the Members in the amounts and proportions necessary to ensure that, to the extent feasible, the balance of each Member's Capital Account at the end of any taxable year would be equal to the amount of cash that the Member would receive pursuant to the Operating Agreement (or would be negative in the amount of cash that such Member would be required to contribute to the Company pursuant to the Operating Agreement) if the Company sold all of its property for an amount of cash equal to the book value (as determined pursuant to Regulations Section 1.704-1(b)(2)(iv)) of such property, and all of the cash of the Company remaining after payment of all liabilities of the Company were distributed immediately following the end of such taxable year pursuant to Section 4.6 of the Operating Agreement. Net Losses shall be allocated to the Members: (i) first, pro rata in accordance with positive Capital Accounts until all Members have a Capital Account balance equal to zero; (ii) second, pro rata in accordance with the positive basis of each Member in the Company, if any, until all Members have a zero basis; and (iii) thereafter, pro rata in accordance with Percentage Interests.

B.   Notwithstanding subsection (A) above, the amount of Net Losses allocated to the Members shall not exceed the amount of net losses that can be so allocated without causing any Member to have an "Adjusted Capital Account Deficit" (which should be a defined term in the Operating Agreement), in which case Net Losses will be allocated to those Members where any such allocation will not cause an "Adjusted Capital Account Deficit".

Distribution Related to Sale of Company

Any cash distributable to the Members in connection with a merger, a transaction (or series of transactions) that would result in a change of control of the Company, or a sale of all (or substantially all) of the assets of the Company (each, a "Change of Control"), shall be distributed to all Members in accordance with such Member's Percentage Interest.

Sale of the Company

In the event of a Change of Control, the Company shall ensure that the terms negotiated in such Change of Control shall result in the payment of proceeds of such sale to the Members in the amounts they would receive had the entire proceeds of such sale been paid to the Company and become distributable to the Members as Available Cash pursuant to Section 4.2 of the Operating Agreement.

Distributions on Liquidation or Dissolution

In the event of the Liquidation or Dissolution of the Company, the assets remaining after satisfaction (whether by payment or by establishment of reserves therefore) of creditors, including Members who are creditors, shall be distributed in accordance with Section 4.4 of the Operating Agreement.

Distributions In Kind

No Member shall have the right to demand and receive any distribution from the Company in any form other than cash. If any assets of the Company are distributed to the Members in kind, such assets shall be valued on the basis of their Fair Market Value and the Net Income or Net Loss which would have resulted if such assets were sold at such fair market value (Net of Liabilities) shall be allocated as provided in Section 4.2 of the Operating Agreement. Upon distribution of such assets, the Capital Accounts of the Member receiving an interest in such distributed assets shall be charged with the Fair Market Value (instead of the adjusted basis) of such assets. Any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with all other Members so entitled.

Notwithstanding anything contained in the Operating Agreement, no Member shall be compelled to accept a distribution of any asset in kind from the Company to the extent that the percentage of the asset distributed to such Member exceeds a percentage of that asset which is equal to the Percentage Interest in which such Member shares in distributions from the Company.

Restriction on Distributions

No distribution shall be made if, after giving effect to the distribution: (i) the Company would not be able to pay its debts as they become due in the usual course of business; or (ii) the Company's total assets would be less than the sum of its total liabilities plus, unless the Operating Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

Management of Business and Affairs.

The Manager of the company is Brick x Brick Hospitality Group, LLC, a California limited liability company, which is managed by its sole member John Park, an individual. Except as may be otherwise specifically provided in the Operating Agreement, all actions, decisions and determinations affecting the conduct of the affairs of the Company shall be made by the Manager's reasonable discretion. Notwithstanding the foregoing, the Manager hereby agrees that it shall not do any of the following without the consent of a Majority of the Members:

       i.   Amend the Articles of Organization or the Operating Agreement in a manner that adversely affects any of the rights, privileges and/or preferences of the Members;

       ii.   Cause the Company to sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve-month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

       iii.   Cause the Company to be dissolved, except as set forth in Sections 7.1.B of the Operating Agreement;

       iv.   Any other transaction described in the Operating Agreement as expressly requiring the consent of the Members or approval or vote of the Members unless otherwise expressly set forth herein or required by law.

No Agent

Except as expressly provided in the Operating Agreement, no Member shall be an agent of the Company for the purpose of binding the Company.

Compensation

The Manager shall receive a management fee in exchange for the management of the Company in accordance with a Management Agreement between Company and the Manager. The Manager shall be fully and entirely reimbursed by the Company for any and all actual, reasonable and necessary out-of-pocket expenses incurred by the Manager on behalf of the Company, including pre-opening costs and professional fees. The Manager from time to time may make changes to Company salaries and incentive programs in line with San Francisco Bay Area industry standards. This salary may be reasonably adjusted at times to reflect a larger or smaller time commitment made toward the operations and success of the Company as individual schedules and availability change. Salary adjustments will be made by the Manager and the Manager will hereby agree to be reasonable in its discretion.

Manager Removal

A Manager may be removed only upon the affirmative vote of at least seventy percent (70%) of the Voting Rights held by all Members. In the event of the removal, retirement, resignation, disability, dissolution, or death of any Manager, the remaining Members shall vote upon a new Manager to serve as the Manager of the Company.

Other Businesses of Members

A. Place of Meetings. No annual or regular meetings of the Members are required to be held. Any meetings of the Members shall be held at the Company's principal place of business; provided, that Members may attend virtually or by telephone, and the Manager shall facilitate such time and place, within or without the State of California, as shall be stated in the notice of the meeting or in a duly executed waiver or notice thereof.

B. Annual Meetings. Annual meetings may be held at such date and time as shall be designated from time to time by the Manager and stated in the notice of the meeting, at which meeting, the Manager and Members shall transact such business as may properly be brought before the meeting.

C. Notice of Annual Meetings. Written notice of an annual meeting stating the place, date and hour of the meeting shall be given by the Manager to each Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

D. Special Meetings. Special meetings for any purpose or purposes, unless otherwise prescribed by the Act, may be called by the Manager and shall be called by the Manager at the Manager's discretion or upon the request in writing of the Members owning at least twenty-five percent (25%) of the Voting Rights. Such request shall state the purposes or purposes of the proposed meeting.

E. Notice of Special Meetings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Manager and each Member.

F. Quorum. The holders of at least seventy percent (70%) of the Voting Rights held by the Members, present in person or represented by proxy, shall constitute a quorum at all meetings for the transaction of business except as otherwise provided by the Act. If, however, such quorum shall not be presented or represented at any meeting, the Manager and Members, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

G. Action by Members. When a quorum is present at any meeting, the vote of the Members holding at least seventy-five percent (75%) of the Voting Rights held by the Members present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, or of the Operating Agreement, a different vote is required in which case such express provision shall govern and control the decision of such question.

Officers

A.   Generally. The officers of the Company shall be chosen by the Manager and may include a president, one or more vice-presidents, a secretary and a treasurer. Any number of offices may be held by the same person. The Manager shall determine whether the Company will have any officers.

B.   Compensation. Subject to the terms of the Operating Agreement, the compensation of all officers and agents of the Company shall be determined by the Manager.

C.   Succession. The officers of the Company shall hold office until their successors are chosen and qualified, or until removed by the Manager; provided, however, that if a Member is an officer, such officer may only be removed (i) as may be permitted pursuant to an applicable Employment Agreement or (ii) absent an Employment Agreement, upon the vote of a Majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Manager.

D.   Authorities and Duties. The officers of the Company shall have such authority and shall perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the Manager, regardless of whether such authority and duties are customarily incident to such office.

Expulsion

Any Member may be expelled as a Member of the Company as provided in Section 5.7 of the Operating Agreement. Expulsion of a Member will be effective upon the approval of the Manager if, and only if, the Member has: (i) willfully and materially breached the Operating Agreement and failed to cure such breach within thirty (30) days following written notice thereof, or (ii) transferred, sold, pledged, hypothecated, assigned, or otherwise disposed of its interests in the Company in violation of the Operating Agreement. As of the effective date of any such expulsion, the expelled Member shall thereafter have the rights of a transferee as described in Article 6 and such expulsion shall be a Triggering Event as set forth in Section 6.2 of the Operating Agreement and such Member's Membership Interest shall be subject to purchase and sale as set forth in Article 6 of the Operating Agreement.

Transactions Between the Company and the Members

Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by the Operating Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company. In addition, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or its Affiliate (including any allocations of costs between the Company and Manager's Affiliate(s)), to seek the consent of the Members in connection herewith.

Indemnification of the Manager and Officers.

Each person or entity that is or was a manager, member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted or authorized by the General Corporation Law of the State of California. The Company may, but shall not be obligated to, maintain insurance, at its expense, for its benefit in respect of such indemnification and that of any such person whether or not the Company would otherwise have the power to indemnify such person.

Devotion of Time

The Manager shall not be obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as they deem appropriate for the operation of the Company.

Competing Activities

The Members (including the Manager) and their Affiliates may engage or invest in any activity, including, without limitation, those other activities that might be similar to the Company's business, so long as such activities do not adversely affect the Company, do not use Proprietary Information of the Company (except as otherwise expressly permitted herein) and are not made in bad faith. In the connection therewith the Members acknowledge and agree that the Manager and its members, and/or its Affiliates, may own and manage other existing companies or businesses and that the Manager or its members may be developing other business operations; nothing in the Operating Agreement shall give the Company or any Member any interest in any such business or operation (whether now existing or developed in the future by the Manager or its members). Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from such permitted activities. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members. Each Member hereby waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of any of the activities permitted hereunder.

Voting and Control

Each Member shall at every meeting be entitled to the following, in person or by proxy, for each Class A, Class B, Class C, Class D and Initial Member Unit in the Company (as set forth in Exhibit A, including fractions):

     i.   Class A Unit holders shall each be entitled to one (1) Vote per Class A Unit;

     ii.   Class B Unit holders shall each be entitled to one (1) Vote per Class B Unit;

     iii.   Class C Unit holders shall each be entitled to one (1) Vote per Class C Unit;

     iv.   Class D Unit holders shall each be entitled to one (1) Vote per Class D Unit;

     v.   Initial Member Unit holders shall be entitled to a one and one half (1.5) Vote per Initial Member Unit.

Any Action required to be taken may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the Mangers and Members owning the Units required to approve and authorize such actions as required herein.

The Company does not have any voting, member or equity holder agreements agreements in place, except as otherwise set forth in the Operating Agreement.

Right of First Refusal

If any Member receives a bona fide written offer, whether or not solicited by the Member, to purchase all or any portion of such Member's Units in the Company, and if the Member receiving the offer is willing to accept such offer, such Member (hereinafter "Selling Member") may transfer the Units specified in the offer only after the Selling Member has afforded the Company and/or its Members (other than the Selling Member) the following rights of first refusal:

     A.   The Selling Member must first notify the other Members in writing (herein "Transfer Notice") of the Units the Selling Member proposes to transfer, the price and terms on which it is proposed to be transferred, and the identity of the proposed transferee.

     B.   The Manager may direct the Company to purchase all or that portion of the Units as are specified in the Transfer Notice (herein "said Units") from the Selling Member at the same price and on the same terms as those specified in the Transfer Notice. The Company's option to purchase said Units shall be exercised by delivery of written notice from the Company to the Selling Member (or the Selling Member's personal representative) within thirty (30) days after the receipt of the Transfer Notice.

     C.   If the Company does not exercise its option to purchase all of said Units specified in the Transfer Notice within the time provided in subparagraph B above, then the remaining Members shall have an additional twenty

(20) day period from the receipt of the Notice to elect to purchase all or any part of said Units by delivery to the Selling Member of written notice of election to purchase all or a specified part of said Units.

        D.   If the Company and/or the remaining Members elects to purchase said Units, the Selling Member shall sell, and the Company and/or Members electing to purchase shall purchase, said Units at a purchase price equal to the same price and on the same terms as those specified in the Transfer Notice.

        E.   If the Company and/or remaining Members do not exercise their options to purchase all of said Units within the time periods provided above, the Selling Member may then, at any time within sixty (60) days following the expiration of the relevant time periods transfer said Units to the transferee specified in the Transfer Notice on the same terms and at no less than the price stated in the Transfer Notice; provided, however:

        i.   That such sale is consummated within said sixty (60) day period referred to in subparagraph E of Section 6.8 of the Operating Agreement; and

        ii.   That such sale is made in accordance with the terms of the offer originally submitted in the Transfer Notice to the Company or other Members and upon no more favorable terms.

        iii.   The Manager may reject such sale to a proposed transferee with reasonable cause.

Drag Along Rights

In the event that one or more Members holding a majority of the Units (the "Drag-Along Sellers") shall have entered into an agreement with any person or persons (the "Drag-Along Purchaser") regarding transfer of all of the Units held by the Drag-Along Sellers, the Drag-Along Sellers shall be entitled, at their option, with Manager approval, to require each Member to include all of its Units in such sale (the "Drag-Along Right"). The Drag-Along Right shall be exercised by the Drag-Along Sellers by providing written notice to each other Member at least thirty (30) days prior to the communication of the proposed transfer, which notice shall include the identity to the Drag-Along Purchaser and the price per Unit and other material terms and conditions of the proposed transfer. Upon receipt of such notice, each other Member shall be obligated to transfer all of its Units at the same price per Unit, with each transferring Member being subject, on a several and not joint basis, to the same representations and warranties (but only to the best of its knowledge with respect to the matters relating to the Company), covenants, indemnities, holdback, escrow and other material provisions of the proposed sale. All reasonable fees and expenses incurred by the Drag-Along Sellers in connection with such transfer pursuant in this Section shall be shared on a proportionate basis by each transferring Member based on such Member's Percentage Interest. The Drag-Along Right shall not be exercisable with respect to any transfer to a Drag-Along Purchaser that is an Affiliate of a Drag-Along Seller or otherwise related to a Drag-Along Seller.

In addition, prior to exercising the Drag-Along Right, the Drag-Along Sellers must first give the other Members and the Company the right of first refusal notices in Section 6.8 of the Operating Agreement, and if all of the Units owned by the Drag-Along Sellers are purchased by the other Members and/or the Company, then the Drag-Along Rights shall not be applicable to such transaction.

Repurchase Rights of Certain Members

Beginning on January 1, 2024, the Company may elect to repurchase all of the Units of any Member holding a Percentage Interest of less than five percent (5%). If the Manager elect to have the Company exercise such rights with respect to a Member, then the Company shall send notice to the Member whose Units are being purchased. The purchase price in such event shall be the greater of (i) the purchase price as determined in accordance with Section 6.5 of the Operating Agreement or (ii) the sum equal to the Member's original Capital Contributions for such Units plus an annual, simple interest rate of ten percent (10%). The closing of such repurchase shall take place within sixty days of such notice and the purchase price must be paid in full, in cash, at the time of the closing. Example: if a Member purchased his Units for $50,000, and the closing of the repurchase takes place three years later, then the amount due hereunder would be the greater of the purchase price calculated in accordance with Section 6.5 of the Operating Agreement or $65,000 ($50,000 at 10% simple interest for three years).

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Continuation of the Company

A.   *Event of Withdrawal.* A person shall cease to be a Member of the Company upon the occurrence of any of the following events (hereinafter each, an "Event of Withdrawal"):

i.   In the case of a Member who is an individual, the individual's death or adjudication by a court of competent jurisdiction as incompetent to manage the individual's person or property; and

ii.   In the case of a Member that is a corporation, partnership, or other organization, the dissolution of such entity.

B.   *Dissolution.* Upon the occurrence of (i) any event causing the dissolution of the Company under the Act or (ii) any of the events set forth in paragraph 1.4 of the Operating Agreement, (hereinafter "Events of Dissolution"), the Company shall be dissolved and terminated, unless within 90 days after the Event of Dissolution, the Manager elects to continue the business and affairs of the Company.

C.   *Successor's Rights.* In the event of an Event of Withdrawal with respect to a Member, his or her personal representative or his or her Successor In Interest, as appropriate, shall have only the rights of an assignee of the former Member's Units, except upon compliance with the terms of Section 6.7 of the Operating Agreement.

Restrictions on Transfer Under the Operating Agreement

Except as expressly provided in Article 6 of the Operating Agreement, no Member may (i) sell, assign, transfer, pledge, hypothecate, gift, bequest, exchange or otherwise dispose of his or her Units by any means whatsoever, directly or indirectly, whether by operation of law or otherwise (hereinafter any such event, a "Transfer") or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager. Any attempted Transfer or withdrawal in contravention of any of the provisions of the Operating Agreement shall be void ab initio and shall not bind or be recognized by the Company or the remaining Members.

Grant to Company of Option to Purchase Units

On the happening of any of the following events ("Triggering Event") with respect to a Member, the Company and the other Members shall have the option to purchase all or any portion of the Units of such Member ("Selling Member") at the price and on the terms provided in Section 6.5 of the Operating Agreement:

A.   The death or incapacity of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of the Operating Agreement, and the Manager consent to such spouse or heir becoming a Member;

B.   The divorce of a Member (or death of a spouse of a Member), in which a court order or decree confirms the transfer of Units to a spouse (or the heirs of a spouse) of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of the Operating Agreement, and the Manager consent to such spouse or heir becoming a Member;

C.   The bankruptcy of a Member;

D.   The withdrawal of a Member;

E.   The occurrence of any other event that is, or that would cause, a Transfer in contravention of the Operating Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

Exercise of Option. On the receipt of Notice by the other Members as contemplated by Section 6.2, and on receipt of actual notice of any Triggering Event, the Manager shall have the right to exercise an option, on behalf of the

Company, during a period ending 30 calendar days following the determination of the purchase price as provided in Section 6.5 of the Operating Agreement, to purchase some or all of the Units to which the option relates, at the price as provided in Section 6.5 of the Operating Agreement. If the Company fails to exercise its option, the other Members, pro rata in accordance with their prior Percentage Interests, shall then have an option, for a period of 30 days thereafter, to purchase the Units not purchased by the Company, on the same terms and conditions as applied to the Company. If all the other Members do not elect to purchase the entire remaining Units, then the Members electing to purchase shall have the right to purchase the additional Units still available for purchase. The transferee of the Units that are not purchased shall hold such Units subject to all of the provisions of the Operating Agreement.

Right to Vote. No Member shall participate in any Vote or decision in any matter pertaining to the disposition of such Member's Units under the Operating Agreement.

Purchase Price. The purchase price of the Units that are the subject of an option under Article 6 of the Operating Agreement shall be the Fair Market Value of such Units as determined under Section 6.5 of the Operating Agreement. Each of the selling and purchasing parties shall use his or her best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within 30 days, the selling party shall appoint one arbitrator, and the purchasing parties shall collectively appoint, one arbitrator, within the following thirty (30) days. The arbitrators so chosen shall meet within ten (10) days after the second arbitrator is appointed and, if within then (10) days after such first meeting they are unable to agree promptly then (unless the higher opinion of value expressed by one arbitrator is not more than one hundred five percent (105%) of the other, in which case the two opinions shall be added together and divided by two, and the resulting quotient shall be the purchase price), they themselves shall appoint a third arbitrator who shall be a competent and impartial person. Where an issue cannot be resolved by agreement between the two arbitrators selected by the parties or settlement between the parties during the course of arbitration, the issue shall be resolved by the three (3) arbitrators in accordance with the following procedure. The arbitrator selected by each of the parties shall state in writing his determination of the Fair Market Value of the Units, supported by the reasons therefore with counterpart copies to each party. The arbitrators shall arrange for a simultaneous exchange of such proposed resolutions. The role of the third arbitrator shall be to select which of the two (2) proposed resolutions most closely approximates his determination of the Fair Market Value. The third arbitrator shall have no right to propose a middle ground or any modification of either of the two (2) proposed resolutions. The resolution he chooses as most closely approximating his determination shall constitute the decision of the arbitrators and be final and binding upon the parties. Each purchasing party shall pay for the services of the arbitrator selected by it, plus one-half of the fee charged by the third arbitrator. Except as may be otherwise provided in the Operating Agreement, the purchase price as so determined shall be payable in cash within sixty (60) days of the final determination thereof.

Put Right in the Event of Death. In the event of the death of a Member, if the remaining Members do not elect to purchase the Selling Member's Units, then the estate of the Selling Member shall have a put right to require the Company to purchase the Selling Member's Units. To exercise such right, the Selling Member's heirs or estate shall, within ninety (90) days after the death of the Selling Member, provide written notice to the Company electing to sell all of the Selling Member's Units hereunder. In such event, the purchase price shall be the price set forth in Section 6.5, with the same purchase terms as set forth in Article 6 of the Operating Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Liquidation and Termination

Liquidation. Upon dissolution of the Company, if the Company is not continued under Section 7.1 of the Operating Agreement, the Manager shall act as Liquidating Trustees to arrange for the liquidation of the Company. The Liquidating Trustee shall convert the assets of the Company to cash or its equivalent and arrange for the affairs of the Company to be wound up with reasonable speed but with a view towards obtaining fair value for the Company's assets, and, after satisfaction (whether by payment or by establishment or reserves therefore) of creditor, including Members who are creditors, shall distribute the remaining assets to and amount the Members in accordance with the provisions of Section 4.6.

No Recourse to Members. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his or her Capital Contribution thereto and share of profits, gains and losses thereof and shall have no recourse therefor (upon dissolution or otherwise) against any other Member, including the Manager. No Member shall have any right to demand or receive property other than cash upon dissolution and liquidation of the Company.

Rights Waivers

Waiver of Right to Judicial Dissolution. The Members agree that irreparable damage would be done to the good will and reputation of the Company if any Member should bring an action in court to dissolve the Company. Care has been taken in the Operating Agreement to provide what the Members believe are fair and just payments to be made to a Member whose relation with the Company is terminated for any reason. Accordingly, each of the parties accepts the provision under this Operating Agreement as his or her sole entitlement on termination of his or her relationship of the Company. Each party hereby waives and renounces his or her right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company.

Waiver of Partition, Valuation and Accounting. Each Member, on behalf of himself and his or her successors, representatives, heirs and assigns hereby waives and releases each and all of the following rights that he have or may have, if any, by virtue of holding a Unit: (i) any right of partition or any right to take any other action which otherwise might be available to such Member for the purpose of severing his or her relationship with the Company or such Member's interest in the assets held by the Company from the interest of the other Members; and (ii) except as expressly provided herein, any right to valuation and payment of the Units of any Member.

Arbitration. ANY CONTROVERSY, DISPUTE OR CLAIM ARISING OUT OF OR RELATING TO THE PROVISIONS OF THE OPERATING AGREEMENT OR THE PERFORMANCE OR ANY OF THE TERMS, CONDITIONS, REPRESENTATIONS OR WARRANTIES CONTAINED HEREIN BY EITHER OF THE PARTIES HERETO, SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN ACCORDANCE WITH AND UNDER THE RULES OF PRACTICE AND PROCEDURE FOR ARBITRATION HEARINGS OF JUDICIAL ARBITRATION AND MEDIATION SERVICES, INC. ("JAMS"), OR ITS SUCCESSOR IN SAN FRANCISCO, CALIFORNIA. THE PARTIES MAY AGREE UPON AN ARBITRATOR FROM THE LIST OF AVAILABLE ARBITRATORS CONTAINING ONE MORE ARBITRATOR THAN THERE ARE PARTIES TO THE ARBITRATION AND EACH PARTY MAY STRIKE ONE. THE REMAINING ARBITRATOR SHALL SERVE AS THE ARBITRATOR, OR, IF THERE IS MORE THAN ONE REMAINING ARBITRATOR, THE ARBITRATOR SHALL BE CHOSEN BY JAMS. THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT INJUNCTIVE AND/OR OTHER EQUITABLE RELIEF. THE AWARD MAY BE VACATED OR CORRECTED PURSUANT TO THE CALIFORNIA CODE OF CIVIL PROCEDURE. IF AND WHEN A DEMAND FOR ARBITRATION IS MADE BY EITHER PARTY, THE PARTIES AGREE TO EXECUTE A SUBMISSION AGREEMENT, PROVIDED BY JAMS, SETTING FORTH THE RIGHTS OF THE PARTIES AND THE RULES AND PROCEDURES TO BE FOLLOWED AT THE ARBITRATION HEARING; PROVIDED, HOWEVER, THAT (i) THE ARBITRATION SHALL TAKE PLACE IN SAN FRANCISCO, CALIFORNIA; (ii)

THE ARBITRATOR SHALL APPLY THE RULES OF EVIDENCE AND SUBSTANTIVE LAW OF THE STATE OF CALIFORNIA; (iii) THE ARBITRATOR SHALL RENDER WRITTEN FINDINGS OF FACT AND CONCLUSIONS OF LAW; (iv) THE PARTIES SHALL BE ENTITLED TO CONDUCT SUCH PRE-HEARING DISCOVERY AS MAY BE REASONABLE AND APPROPRIATE; (v) REMEDIES WHICH THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT SHALL BE LIMITED TO THE SAME REMEDIES WHICH COULD OTHERWISE BE IMPOSE BY A COURT OF LAW. SUCH ARBITRATION SHALL BE THE SOLE REMEDY AVAILABLE TO THE PARTIES. JUDGEMENT ON ANY AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

NOTICE: BY INITIALLING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AT THE DISCRETION OF THE MANAGER AND AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN AN COURT OR JURY TRIAL. BY INITIALLING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE.

YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISIONS TO NEUTRAL ARBITRATION.

Non-Compete and Non-Disclosure

All Members hereby acknowledge and agree that they shall keep confidential all information, papers, records and documents of the Company relating to the Business (including without limitation customer lists and pricing information), whether prepared by the Company, its Manager, officers, Members or by others, and will not copy or remove from the Company's premises any papers or other records or use any such information except for the Company's benefit whether during the term of the Operating Agreement or at any time after termination of the Operating Agreement. Each party hereto hereby expressly recognizes that the Company shall have certain secret or confidential information, knowledge and data what it intends to maintain as secret or confidential information and each such party agrees that it will not at any time during the term of the Operating Agreement or at any time thereafter use or disclose to others such information, knowledge or data becomes available to any member of the general public from a third party who lawfully acquired such knowledge, information or data and except and only to the extent expressly required by court order, regulatory or governmental agencies or by applicable law. Each Member hereto further acknowledges and agrees that during the term of the Operating Agreement, and for a period of one (1) year following the withdrawal of any Member from the Company, or the purchase of a Member's Units under the provisions of Article 6 of the Operating Agreement, they shall not directly or indirectly engage in or conduct any business that directly or indirectly competes with, restricts or interferes with the Company's Business in the County of San Francisco or in any other county in which the Company operates a business. In view of the substantial harm that would result from the breach by any party of the covenants contained in Section 8.4 of the Operating Agreement, the parties agree that such covenants shall be enforced to the fullest extent permitted by law. Accordingly, if, in any judicial proceeding, a court shall determine that such covenants are unenforceable in whole or in part, because they cover too extensive a geographic area or survive for too long a period of time, or for any other reason, the parties intend that such covenants shall be deemed to cover such maximum geographic area and such maximum time, and shall otherwise be deemed to be limited in such manner as will permit enforceability by such court. The parties hereto agree that a material breach of the provision of Section 8.4 of the Operating Agreement will cause irreparable damage to the Company and that recovery of money damages will not constitute an adequate remedy for such breach. Accordingly, the parties agree that the provisions of Section 8.4 of the Operating Agreement may be specifically enforced by the Company or any Member against the parties hereto in addition to any other rights or remedies available on account of such breach. All parties acknowledge that the Manager and its Manager, John Park, owns or may own other companies or retail businesses and may in the future open other businesses and/or retail establishments into other areas of California.

Other Material Terms

- The Company does not have the right to repurchase the Securities, except as otherwise set forth in the Operating Agreement.
- The Securities do not have a stated return or liquidation preference, except as otherwise set forth in the Operating Agreement.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Park *John Park*
(Signature)

John Park
(Name)

Manager of Brick x Brick Hospitality Group, LLC, the Manager of the Company
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Park *John Park*
(Signature)

John Park
(Name)

Manager of Brick x Brick Hospitality Group, LLC, the Manager of the Company
(Title)

October 21, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Rooftop Hospitality Group LLC

(a California Limited Liability Company;
dba Kaiyo)

Unaudited Financial Statements
Period of January 1, 2020 through
December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Rooftop Hospitality
Group LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 29, 2021

To: Board of Directors of Rooftop Hospitality Group LLC
        Attn: John Park, Managing Member

Re: 2020 Financial Statement Review
        Rooftop Hospitality Group LLC

We have reviewed the accompanying financial statements of Rooftop Hospitality Group LLC (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Rooftop Hospitality Group LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

ROOFTOP HOSPITALITY GROUP LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)

	2020
ASSETS	
Current Assets	
Cash and cash equivalents	$333,204
Fixed Assets	
Work-in-Progress	$902,442
Other Assets	
Security Deposit	$132,000
Total Assets	$1,367,646
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts Payable	$37,956
Member Loan Payable	$4,691
Total Liabilities	$42,647
STOCKHOLDERS' EQUITY	
Members' Equity	$1,325,000
Total Stockholders' Equity	$1,325,000
Total Liabilities and Stockholders' Equity	$1,367,646

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP LLC
STATEMENT OF OPERATIONS
For Period December 31, 2020
(Unaudited)

	2020
Revenues	0
Cost of revenues	0
Gross Profit	0
Operating expenses	0
Net Income	$0

ROOFTOP HOSPITALITY GROUP LLC
STATEMENT OF STOCKHOLDERS' EQUITY
For Period December 31, 2020
(Unaudited)

	Class A	Class B	Class C	Class D	Total
Beginning Balance as of Jan 1, 2020	$ 450,000	$ 100,000	$ 270,000	-	$ 820,000
Contributions	-	$ 175,000	$ 330,000	-	$ 505,000
Disbursements	-	-	-	-	-
Net Income	-	-	-	-	-
Ending Balance as of December 31, 2020	$ 450,000	$ 275,000	$ 600,000	-	$ 1,325,000

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP LLC
STATEMENT OF CASH FLOWS
For Period December 31, 2020
(Unaudited)

	2020
Cash Flows from Operating Activities	
Net Income (Loss)	-
Accounts Payable	37,956
Net cash used in operating activities	37,956
Cash Flows from Investing Activities	
Work-in-Progress	(466,990)
Security Deposit	-
Net cash used in investing activities	(466,990)
Cash Flows from Financing Activities	
Members' Loan Payments	1,691
Members' Equity Contributions	505,000
Net cash provided by financing activities	506,691
Net change in cash and cash equivalents	77,657
Cash and cash equivalents at beginning of period	255,548
Cash and cash equivalents at end of period	333,204

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Rooftop Hospitality Group, LLC. (which may be referred to as the "Company", "we," "us," or "our"; dba Kaiyo) was formed as a California LLC on September 28, 2018. The Company is a restaurant space that will be selling food, beverages, and event services. The Company's headquarters are in San Francisco, California. The company plans to begin operations in 2021 and began incurring material capital expenditures in 2019.

Since Inception, the Company has relied on contributions from owners and external investors to fund its operations. As of December 31, 2020, the Company has not yet earned revenue and could likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7 and 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $333,204 of cash on hand.

Fixed Assets

All improvements and renovations to the restaurant space before opening have been booked to Work-in-Progress. Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset will be capitalized. Expenditures for maintenance and repairs will be charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation will be eliminated from the accounts and the resultant gain or loss will be reflected in income.

Depreciation will be provided using the straight-line method, based on useful lives of the assets which range from three to forty years. The Company has not yet met the requirements for depreciating the Fixed Assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss will be recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment will include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company will generate income from food and beverage sales as well as services for large and small party events.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company will expense advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3– FIXED ASSETS

Fixed Assets consist of leasehold improvements. As of December 31, 2020 the Company has $902,442 in fixed assets that have not yet been placed into service or begun depreciation.

NOTE 4 – MEMBERS' EQUITY

The Company has four classes of members' equity outstanding, although no member interest has yet been issued under Class D Units:

Class A Units – Par Value $25,000; authorized 18 units, 18 issued and outstanding as of December 31, 2020 in exchange for $450,000. Class A is entitled to a preferred return until 106% of initial investment is reached.

Class B Units – Par Value $25,000; authorized 11 units, 5 units issued and outstanding as of December 31, 2020 in exchange for $125,000. Class B is entitled to a preferred return until 100% of initial investment is reached.

Class C Units – Par value $30,000; authorized 20 units, 20 units issued and outstanding as of December 31, 2020 in exchange for $600,000. Class C is entitled to a preferred return until 100% of initial investment is reached.

Class D Units – Par value $37,500; authorized 20 units, 0 units issued and outstanding as of December 31, 2020. Class D is entitled to a preferred return until 100% of initial investment is reached.

NOTE 5 – EQUITY BASED COMPENSATION

As of December 31, 2020, the Company has not yet adopted an equity-based compensation plan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

The Company has a minimum lease obligation of $264,000 payable in equal monthly installments of $22,000. Minimum Rent shall increase annually by a factor of 2.35% from the Minimum Rent rate charged tin the immediately prior Lease Year. In addition to Minimum Rent, Tenant shall pay a Percentage Rent of 3% of Gross Sales over $3,000,000. If Gross Sales exceed $4,000,000, Tenant shall pay 6% of Gross Sales over $3,000,000. Tenant is also responsible for 4% of Real Property Taxes, CAM Costs and Landlord's Insurance Costs. Current year lease expenses are being capitalized and will continue to be capitalized until operations begin. The lease began on August 1, 2019 and terminates on the 10th anniversary. The Tenant has one additional Option to extend the lease for a period of five years.

Minimum annual rental payments required under the above lease agreements are as follows:

2021	$ 258,057
2022	269,082
2023	274,264
2024	279,544
2025 and thereafter	$1,480,554

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management decided to build Phase I (Rooftop) first knowing the customers are feeling safer in an open air and outdoor drinking and dining environment due to the CDC guidance. With the target opening date in 2021, Management anticipates vaccines for COVID-19 will be deployed and the restaurant and bar economy in San Francisco will improve grossly into the summer and fall months of 2021. Once the COVID-19 pandemic subsides and local authorities agree to reopen large venues, Management feels the location of the Company (less than one block from the San Francisco Giants Oracle Park stadium and less than one mile from the Golden State Warriors Chase Center arena) will greatly benefit from the stadium events, conferences and foot traffic.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred zero revenue or profit since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – MANAGEMENT'S COMMENTARY

These financial statements are prepared on a going concern basis. The Company began fund raising at the end of 2018 and plans to begin operations/the opening of the restaurant in 2021. Through the date that the financial statements have been available for issuance, the Company has zero activity and may likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Management has decided to start construction for the rooftop level with the current capital raised. Estimated cost of construction to begin operations and complete Phase I (Rooftop Restaurant, Bar and Lounge) is $733,000. If minimum capital raise is achieved through the Crowdfunding Offering (see Note 9) or outside investment raising efforts, Phase I will be completed while having reserves for working capital. Any additional capital remaining once Phase I is completed will be utilized for Phase II (Ground Floor Restaurant Bar and Lounge). If the maximum capital raise is achieved through the Crowdfunding Offering or from outside investments efforts, the Company will begin construction on both Phase I and Phase II immediately.

The Company may rely on contributions from owners and any external investments to fund its capital improvements and operations. During the next 12 months, the Company intends to fund its operations with funding from the Crowdfunding Offering (see Note 9) and private investment to minimize the going concern. If the Company cannot secure additional capital, it may have to cease capital expansion and operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,140,000 in Membership Units – Class C. The Company is attempting to raise a minimum amount of $240,000 in this offering and up to $1,140,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through July 29, 2021, the date the financial statements were available to be issued. Based on this evaluation, except as discussed below there are no material events were identified which require adjustment or disclosure in the financial statements.

Rooftop Hospitality Group LLC

(a California Limited Liability Company;
dba Kaiyo)

Unaudited Financial Statements
Period of September 28, 2018 (inception)
through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Rooftop Hospitality
Group LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 19, 2020

To: Board of Directors of Rooftop Hospitality Group LLC
        Attn: John Park, Managing Member

Re: 2018 and 2019 Financial Statement Review
        Rooftop Hospitality Group LLC

We have reviewed the accompanying financial statements of Rooftop Hospitality Group LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of September 28, 2018 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

ROOFTOP HOSPITALITY GROUP LLC
BALANCE SHEET
For the periods ending December 31, 2019 and 2018
|(Unaudited)

	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	$255,548	$163,500
Fixed Assets		
Work-in-Progress	$435,452	$5,000
Other Assets		
Security Deposit	$132,000	$132,000
Total Assets	$823,000	$300,500
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Member Loan Payable	$3,000	$150,500
Total Liabilities	$3,000	$150,500
STOCKHOLDERS' EQUITY		
Members' Equity	$820,000	$150,000
Total Stockholders' Equity	$820,000	$150,000
Total Liabilities and Stockholders' Equity	$823,000	$300,500

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP LLC
STATEMENT OF OPERATIONS
For the Period from September 28, 2018 (Inception) to December 31, 2019
(Unaudited)

	2019	2018
Revenues	$0	$0
Operating expenses	0	0
Net Income	$0	$0

The accompanying notes are an integral part of these financial statements.

Rooftop Hospitality Group LLC
Statement of Changes in Members' Equity
For the Period from September 28, 2018 (Inception) to December 31, 2019
(unaudited)

	Class A	Class B	Class C	Class D	Total
Beginning Balance as of September 28, 2018 (Inception)	$ -	$ -	$ -	$ -	$ -
Contributions	150,000	-	-	-	150,000
Disbursements	-	-	-	-	-
Net Income	-	-	-	-	-
Ending Balance as of December 31, 2018	$ 150,000	$ -	$ -	$ -	$ 150,000
Contributions	300,000	100,000	270,000	-	670,000
Disbursements	-	-	-	-	-
Net Income	-	-	-	-	-
Ending Balance as of December 31, 2019	$ 450,000	$ 100,000	$ 270,000	$ -	$ 820,000

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP LLC
STATEMENT OF CASH FLOWS
For Period Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$0	$0
Net cash used in operating activities	$0	$0
Cash Flows from Investing Activities		
Work-in-Progress	($430,452)	($5,000)
Security Deposit	-	($132,000)
Net cash used in investing activities	($430,452)	($137,000)
Cash Flows from Financing Activities		
Members' Loan Payments	($147,500)	$150,500
Members' Equity Contributions	$670,000	$150,000
Net cash provided by financing activities	$522,500	$300,500
Net change in cash and cash equivalents	$92,048	$163,500
Cash and cash equivalents at beginning of period	$163,500	$0
Cash and cash equivalents at end of period	$255,548	$163,500

The accompanying notes are an integral part of these financial statements.

ROOFTOP HOSPITALITY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Rooftop Hospitality Group, LLC (which may be referred to as the "Company", "we," "us," or "our"; dba Kaiyo) was formed as a California LLC on September 28, 2018. The Company is a restaurant space that will be selling food, beverages, and event services. The Company's headquarters are in San Francisco, California. The company plans to begin operations in 2021 and began incurring material capital expenditures in 2019.

Since Inception, the Company has relied on contributions from owners and external investors to fund its operations. As of December 31, 2019, the Company has not yet earned revenue and could likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7 and 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $255,548 and $163,500 of cash on hand, respectively.

Fixed Assets

All improvements and renovations to the restaurant space before opening have been booked to Work-in-Progress. Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset will be capitalized. Expenditures for maintenance and repairs will be charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation will be eliminated from the accounts and the resultant gain or loss will be reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company will be capitalized as external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation will be provided using the straight-line method, based on useful lives of the assets which range from three to forty years. The Company has not yet met the requirements for depreciating the Fixed Assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss will be recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment will include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company will generate income from food and beverage sales as well as services for large and small party events.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company will expense advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3– FIXED ASSETS

Fixed Assets consist of leasehold improvements. As of December 31, 2019, and 2018 the Company has $435,452 and $5,000 in fixed assets that have not yet been placed into service or begun depreciation.

NOTE 4 – MEMBERS' EQUITY

The Company has four classes of members' equity outstanding, although no member interest has yet been issued under Class D Units:

Class A Units – Par Value $25,000; authorized 18 units, 18 issued and outstanding as of December 31, 2019 in exchange for $450,000. Class A is entitled to a preferred return until 106% of initial investment is reached.

Class B Units – Par Value $25,000; authorized 11 units, 4 units issued and outstanding as of December 31, 2019 in exchange for $100,000. Class B is entitled to a preferred return until 100% of initial investment is reached.

Class C Units – Par value $30,000; authorized 20 units, 9 units issued and outstanding as of December 31, 2019 in exchange for $270,000. Class C is entitled to a preferred return until 100% of initial investment is reached.

Class D Units – Par value $37,500; authorized 20 units, 0 units issued and outstanding as of December 31, 2019. Class D is entitled to a preferred return until 100% of initial investment is reached.

NOTE 5 – EQUITY BASED COMPENSATION

As of December 31, 2019, the Company has not yet adopted an equity-based compensation plan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019.

The Company has a minimum lease obligation of $264,000 payable in equal monthly installments of $22,000. Minimum Rent shall increase annually by a factor of 2.35% from the Minimum Rent rate charged tin the immediately prior Lease Year. In addition to Minimum Rent, Tenant shall pay a Percentage Rent of 3% of Gross Sales over $3,000,000. If Gross Sales exceed $4,000,000, Tenant shall pay 6% of Gross Sales over $3,000,000. Tenant is also responsible for 4% of Real Property Taxes, CAM Costs and Landlord's Insurance Costs. Current year lease expenses are being capitalized and will continue to be capitalized until operations begin. The lease began on August 1, 2019 and terminates on the 10th anniversary. The Tenant has one additional Option to extend the lease for a period of five years.

Minimum annual rental payments required under the above lease agreements are as follows:

2021	$ 258,057
2022	269,082
2023	274,264
2024	279,544
2025 and thereafter	$1,480,554

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred zero revenue or profit since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – MANAGEMENT'S COMMENTARY

These financial statements are prepared on a going concern basis. The Company began fund raising at the end of 2018 and plans to begin operations/the opening of the restaurant in 2021. Through the date that the financial statements have been available for issuance, the Company has zero activity and may likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. The

Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Management has decided to start construction for the rooftop level with the current capital raised. Estimated cost of construction to begin operations and complete Phase I (Rooftop Restaurant, Bar and Lounge) is $733,000. If minimum capital raise is achieved through the Crowdfunding Offering (see Note 9) or outside investment raising efforts, Phase I will be completed while having reserves for working capital. Any additional capital remaining once Phase I is completed will be utilized for Phase II (Ground Floor Restaurant Bar and Lounge). If the maximum capital raise is achieved through the Crowdfunding Offering or from outside investments efforts, the Company will begin construction on both Phase I and Phase II immediately.

The Company may rely on contributions from owners and any external investments to fund its capital improvements and operations. During the next 12 months, the Company intends to fund its operations with funding from the Crowdfunding Offering (see Note 9) and private investment to minimize the going concern. If the Company cannot secure additional capital, it may have to cease capital expansion and operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management decided to build Phase I (Rooftop) first knowing the customers are feeling safer in an open air and outdoor drinking and dining environment due to the CDC guidance. With the target opening date of April 2021, Management anticipates vaccines for COVID-19 will be deployed and the restaurant and bar economy in San Francisco will improve grossly into the summer and fall months of 2021. Once the COVID-19 pandemic subsides and local authorities agree to reopen large venues, Management feels the location of the Company (less than one block from the San Francisco Giants Oracle Park stadium and less than one mile from the Golden State Warriors Chase Center arena) will greatly benefit from the stadium events, conferences and foot traffic.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,140,000 in Membership Units – Class C. The Company is attempting to raise a minimum amount of $240,000 in this offering and up to $1,140,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, except as discussed below there are no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	KAIYO Rooftop Bar & Restaurant

Logo	

Headline	Multi-level Nikkei rooftop bar & restaurant in a newly built hotel in SF

Hero Image	

Tags	Minority Founders, B2C, Food & beverage, $1M+ raised, Coming soon, Local

Pitch text	## Summary

- Named 1 of 17 Most Anticipated Restaurant Openings in SF by Eater's 2018
- Projected annual income of $7M with $1.4M Net Profits
- Investors receive 90% of the profits until ROI. 60% equity to investors
- Rooftop space features breathtaking views of SF downtown (DT) skyline
- Located across the street from SF Giants stadium in newly built Hyatt Hotel
- Unique concept and cuisine - Nikkei Cuisine (Japanese & Peruvian)
- Managed by an experienced operator with existing successful venues in SF

Concept

Kaiyo Rooftop Bar & Restaurant Experience



Kaiyō Rooftop Bar & Restaurant will offer a unique cocktail and food experience located centrally in SOMA (South of Market St.) District next door to the SF Giants stadium, near a large tech workforce, and a few blocks from the Moscone Convention Center. Our goal is to take our guests through the cultural journey of Japanese diasporas, which heralded the newest gastronomic sensation, Nikkei (Japanese & Peruvian) cuisine.



Kaiyō Rooftop Bar and Restaurant will be a place for patrons to experience the breathtaking views SF has to offer, while experiencing the Nikkei cultural flare comprised of upbeat and hip but unpretentious ambiance, and unique Peruvian-Japanese fare. Patrons get to see and feel how the Japanese diaspora's culture became part of the fabric of Peruvian menus. They can have a fun night out or celebrate in a relaxed environment in a culinary and cocktail hotspot.

Shortage of rooftop bars and Nikkei cuisine in SF despite high demand

San Francisco is a cultural hub known for its iconic skyline, bridges, and famous Bay. Rooftop views are highly coveted. Over the last few years a few notable hotel rooftop bar openings were the rage despite locations and views being lackluster or undesirable. The

demand for rooftop bars is extremely high.

Patrons are looking for a dining experience that transcends their feelings of restriction and limitation due to current lockdowns and travel constraints. They want a fresh cultural experience and to feel connected to the world. Despite its unique culinary history, Nikkei cuisine is extremely limited in San Francisco. This will be the second KAIYŌ opening in SF as the original Kaiyo opened in 2018 across town in a non-competing neighborhood. Due to the popularity of the concept, the company is looking to expand its concept with a multi-level space in a prime location near downtown SF.

Location

Prime location in a Hyatt Hotel next door to SF Giant's stadium



The new multi-level Kaiyo Rooftop Bar & Restaurant will be located inside a newly built Hyatt Hotel located across the street from the Oracle SF Giants ballpark. Kaiyo SOMA will occupy the ground floor space (2000 sq ft) as well as the rooftop space (3000 sq ft) on the 12th floor of the hotel. The rooftop level can be accessed through elevators in the lobby or the dedicated elevator from the ground floor restaurant space.

- **Less than ½ a block from the SF Giant's Stadium which hosts 81 home games per season drawing 30-40K fans per game. In addition to the baseball games, the stadium hosts special events (i.e. concerts) throughout the year.**

- **4-5 blocks from Moscone Convention Center to draw private events & convention business**

- **Less than a mile away from newly built Golden State Warriors Stadium which also hosts concert and special events throughout the year.**

- **Kaiyo will be the only restaurant in the Hyatt Hotel with 230 rooms**

- **Surrounded by small and medium tech companies. Also near Lyft, Uber, Salesforce, Dropbox, Twitter, Yelp, Square, and more.**

- **Multiple residential high risers within 1 block radius.**

- **1 ½ blocks from the Caltrain Station - major traffic during commute hours**



Views of SF Downtown Skyline from Rooftop Space

Kaiyo's rooftop space is perfectly located and pointed to provide breathtaking views of San Francisco downtown skyline and the famous Bay Bridge.



VIEWS OF BAY BRIDGE

Design And Architecture

Classic contemporary design inspired by Peruvian & Japanese cultures

Rooftop Bar Design Renderings



Beautiful back bar to display the deep collection of spirits for a great cocktail experience. Above the bar are hand woven pendants made by artist in London mimicking Japanese lanterns.



Comfortable seating including a fire pit, for cocktails and dining, perfectly positioned to see the beautiful San Francisco skyline. Colorful mosaic tiles inspired by deep rooted history of Inca in Peru.



A rooftop oasis middle of SF downtown filled with greenery and trees inspired by the Amazon forests of Peru. A large urban Japanese mural installation to provide a stylistic edge.

Ground Floor Restaurant Design Renderings



Ample amount of counter seating in the bar & lounge area. Large back bar display to showcase the deep collection of spirits. More mosaic tiles installed on the walls and floor.



Another large urban Japanese mural installation will be featured in the bar & lounge area in the restaurant. Large store front windows that'll draw pedestrians into the restaurant specially on game days.



Dining room view from entrance.



Dining room layout and design inspired by original KAIYŌ. More colorful hand woven lanterns will be hung over the dining tables.



Large living wall installation inspired by the original KAIYŌ dining room.

Menu

Peruvian & Japanese fare — Nikkei Cuisine



KAIYŌ is one of the first San Francisco contemporary Peruvian Nikkei *(Japanese-Peruvian)* restaurant and bar that offers family-style menu consisting of small and large shareable plates, encouraging a fun social dining experience. Our cocktail & beverage program highlights pisco cocktails, deep collection of Japanese Whisky, and imported sakes and craft Japanese beer.



A5 WAGYU NIGIRI - seared miyazaki japanese black A5 wagyu, quail egg, seasalt, cracked pepper



HOKKAIDO SCALLOPS - japanese scallop, passionfruit leche de tigre, smoked yam purée, chia, cilantro oil



KAIYŌ SASHIMI PLATTER



PANYO PANYO - capurro pisco moscatel, ambratto vermouth, rice milk, chamomile, lemon, orange bitters



CERES, RAYEARTH, & WINDHAM - martini bitter, joto yuzu sake, cava



LIMA ROLL -shrimp tempura, yellowtail, avocado, rocoto aioli, aji verde, unagi sauce, shiso chiffonade



COWBOY BEBOP- pisco porton acholado, maiz cream, honey, lime angostura bitters

Press

Nikkei Cuisine - the new gastronomical sensation in the country.

Japanese-Peruvian cuisine is increasingly becoming the hottest and most anticipated restaurant cuisine in major markets such as New York, Miami, Las Vegas, and now San Francisco. With the popularity of Nikkei cuisine rising around the world, Maido Nikkei Restaurant in Lima, Peru placed #10 on the Top 50 World's Best Restaurant list.

Despite San Francisco's vibrant restaurant and bar scene, KAIYŌ was one of the first contemporary Nikkei restaurant & bar openings in the city. The opening press was nothing short of amazing and we anticipate the second opening will create even more buzz in the restaurant and bar scene in San Francisco!


Kaiyō | COLE SALADINO/THRILLIST
FOOD & DRINK
San Francisco's Best Restaurants of 2018

THRILLIST - *"Fresh, flavorful Japanese-Peruvian food in a fun, friendly environment. We're often asked for restaurant recommendations and, though it has only been open since September of this year, the place we've gushed about more than any other is KAIYŌ."*


EATER
SAN FRANCISCO
FALL PREVIEWS 2019
San Francisco's 17 Most Anticipated Restaurant Openings, Fall 2018
Including restaurants from the teams behind Saison, Mourad, Marlowe, Trick Dog, and more
by Ellen Fort | @ellenfork | Aug 28, 2018, 12:04pm PDT

EATER SF - *"Cow Hollow is broadening its horizons with the impending opening of Kaiyo, a restaurant and bar focused on the food and drink of the Japanese diaspora in Peru, Nikkei cuisine."*



Forbes

Never Had Peruvian Nikkei? Head To San Francisco Hotspot KAIYŌ To Get Your Fill of Innovative Japanese-Peruvian Cuisine.



Chelsea Davis Contributor ⓘ

Dining

I cover food, drink & travel—in other words, all the fun stuff!

KAIYO Interior.   PATRICIA CHANG

FORBES - *"Ever indecisive when it comes to choosing where to go for dinner? Or better yet, bored of all your options? Well it's time to expand your go-to restaurant list, along with your palate. Located in the trendy Cow Hollow area of San Francisco, KAIYŌ, is a unique hotspot on Union Street specializing in a cuisine that isn't all that common: Peruvian Nikkei."*

Customers

Perfectly positioned to capitalize on millennial restaurant trends.


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KAIYŌ
1838 Union St, San Francisco, CA
4.3
166 reviews
All
cocktails 22
peruvian 11
brunch 11
japanese 9
Francesca Sun
Local Guide · 23 reviews · 80 photos
a month ago
This takeout from Kaiyo was beautiful, well thought out, and prepared
saltado featured flat iron prime steak, fries, and jasmine rice that soa
ceviche had an amazing texture ... More
Like
R C
Local Guide · 74 reviews · 161 photos
a month ago

Millennials trust the recommendations from their friends, family, and social groups.

Kaiyo sustains a solid 4 star on Yelp and 4.3 stars rating *on Google. Strong and active Instagram presence with daily photos & story posts of food, cocktails, and social lifestyle pics.*



Millennials seek out unique experience and presentation.

For this "showboating" generation, food is a way to explore different cultures and cuisines; evoking an experience that they can post on social media. Nikkei cuisine is the story of Japanese diasporas journey to Peru. Dishes are naturally colorful and aesthetically beautiful due to the various fish and Peruvian peppers & produce utilized in dishes.


MISO GLAZED EGGPLANT ROLL
TOMATO NIGIRI

Millennials are looking for fresh and nutritious food.

Did you know 30% of Millennial Americans eat foods that are certified as organic foods? Kaiyo's menu largely consist of fresh quality seafood like sushi & sashimi, ceviche & tiradito, and even offer a vegan sushi & specialty roll menu.


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Online reservations made easy
Take reservations 24 hours a day, 7 days a week. Within a few minutes, you'll be ready to accept reservations from your website and Yelp page. The system automatically confirms and reminds guests, so you don't have to.

Millennials use mobile devices to order food and make reservations.

The mobile technology continues to change the way we eat. Millennials use smartphones when researching restaurants, browsing menus, making reservations or simply going through the reviews posted by other people. It’s all digital. KAIYŌ's menus are loaded on QR codes, use mobile friendly Yelp Reservations platform, and partnered with DoorDash for food delivery & takeout.

Business Model

Projected annual sales of $6.7M with 6% yearly growth

KAIYŌ Rooftop Bar & Restaurant aims to open the rooftop bar by **November of 2021** and ground floor restaurant before the summer of 2022. The business will generate income mainly through food and beverage sales as well as private events from the large number of tech companies in the neighborhood and conventions that take place throughout the year.



During our first year, due to COVID-19 pandemic, we do not anticipate any large corporate events until Q4 of 2021. Thus, we project our sales will be below our target but we are confident the opening year excitement will generate strong sales in all other areas due to the unique space, location, and concept.

KEY SALES NUMBERS



GROUND FLOOR RESTAURANT & LOUNGE

NUMBER OF SEATS	62	**AVERAGE COVER**	$56PP
NUMBER OF TURNS PER WEEK	12	**PROJECTED WEEKLY SALES**	$39,500



ROOFTOP FLOORPLAN

ROOFTOP COCKTAIL BAR

NUMBER OF SEATS	120	**AVERAGE COVER**	$32PP
NUMBER OF TURNS PER WEEK	14.5	**PROJECTED WEEKLY SALES**	$55,700

Kaiyo's formula is set up for success. Kaiyo will be a social dining experience vs fine dining which requires less labor to service our customers. Our dinner experience is fun and upbeat, ideal for cocktail parties and celebrations of all kinds. We anticipate **55-60%** of the income will be **beverage sales** driven by the rooftop bar and **35% food sales** which provides the profit margins.

KAIYO ROOFTOP BAR & RESTAURANT
REVENUE BREAKDOWN BY TYPE

- 13% **RESTAURANT BEVERAGE**
- 18% **RESTAURANT FOOD**
- 32% **ROOFTOP - BEVERAGE**
- 11% **ROOFTOP - FOOD**
- 26% **PRIVATE EVENTS**

The KAIYŌ management team will closely monitor our prime cost to ensure the business is meeting the target cost ratios. The following are the company's targets for prime cost: *Labor, Food COGS, and Beverage COGS.*

Key Prime Cost %

FOH Labor - 10%
BOH Labor - 12%
Management - 8.0%
Total Labor to Gross Sales - 30.0%Food COGS - 26% of Food Sales
Bev COGS - 18% of Beverage Sales
Total COGS - 21% of Gross Sales

10 Year Lease + 5 Year Option Secured

LONG TERM LEASE

| LEASE TERMS

+ 10 YEAR LEASE PLUS ONE 5 YEAR OPTION
+ $22,000 BASE RENT + 6% OF GROSS SALES IN EXCESS OF $3MM GROSS SALES
+ GROUND FLOOR 1993 SQ FT. & ROOFTOP 3021 SQ FT / TOTAL OF 5014 SQ FT
+ 2.35% ANNUAL BASE RENT INCREASES
+ $325K TENANT IMPROVEMENT CONTRIBUTION FROM THE LANDLORD UPON COMPLETION OF TENANT'S WORK.



RENT VS INCOME

SALES	ADDITIONAL % RENT	BASE + % RENT (ANNUAL)	BASE + % RENT (MONTHLY)	RENT VS SALES (%)
$ 3,000,000	$ -	$ 264,000	$ 22,000	8.8%
$ 3,500,000	$ 30,000	$ 294,000	$ 24,500	8.4%
$ 4,000,000	$ 60,000	$ 324,000	$ 27,000	8.1%
$ 4,500,000	$ 90,000	$ 354,000	$ 29,500	7.9%
$ 5,000,000	$ 120,000	$ 384,000	$ 32,000	7.7%
$ 5,500,000	$ 150,000	$ 414,000	$ 34,500	7.5%
$ 6,000,000	$ 180,000	$ 444,000	$ 37,000	7.4%
$ 6,500,000	$ 210,000	$ 474,000	$ 39,500	7.3%
$ 7,000,000	$ 240,000	$ 504,000	$ 42,000	7.2%
$ 7,500,000	$ 270,000	$ 534,000	$ 44,500	7.1%
			AVERAGE	7.7%

Competition

Kaiyo's rooftop views are one of a kind and one of the largest hotel rooftop bar spaces in SF



#1

KAIYŌ Rooftop Bar & Restaurant (SoMa & Mission Bay)
Highlights: unique views of SFDT, large rooftop space, surrounded by popular restaurants and bars, unique cuisine, connecting restaurant on the ground floor.



#2

Rooftop at Hotel Via (SoMa & Mission Bay)
Highlights: exclusive ballpark-adjacent roof deck is only accessible if you book a room or host an event. No restaurant but busy special events schedule.



#3

Rooftop 25 (SoMa & Mission Bay)
Highlights: Casual rooftop bar with lots of sunshine and frozen drinks. No views of SFDT. Specialize in wood fired pizza. Restaurant and Lounge bottom floor.



#4

Everdene at Virgin Hotel (SoMa)
Highlights: Everdene is the newest rooftop bar on this list and offer SFDT views. Restaurant and Lounge bottom floor. DJs nightly.



#5

Charmaine's at Proper Hotel (Tenderloin/Mid-Market)
Highlights: Stylish hotel bar with views of San Francisco. Notable cocktail program. Restaurant connected in the lobby of the hotel .



#6

620 Jones (Tenderloin)

Highlights 620 Jones has SF's biggest rooftop bar and lounge. Open-air terrace decked with string lights and palms



Vision

Plans to expand the Kaiyo brand into other major markets.

Through the second opening of KAIYŌ, we will aim to become an institutional food, beverage, and lifestyle brand in San Francisco. Restaurants are no longer just a place to have a meal. Today, customers are looking to their favorite restaurants as the inspiration for an aesthetically pleasing, culturally relevant lifestyle.

Our focus in the first 3 years is to achieve the financial goals, develop and perfect our SOPs, and continue to better our brand. With these accomplishments, we will seek to expand the KAIYŌ brand in year 3-4 into other major markets such as New York, Miami, Las Vegas, Tokyo, London, and beyond.

We will seek to expand through partnerships structured as real estate, management, and investment deals. Each opportunity will be carefully assessed knowing our success is only good as our last opening.

Investors

$2.25M raised to date

Rooftop Hospitality Group successfully closed over $2.25M in capital from private investors. We are aiming to raise an additional capital to fund the buildout and opening costs for both levels of KAIYŌ Rooftop Bar & Restaurant. We expect a total capital investment of $3.5M.

Up to 60% of equity will be held by investors and 90% of free cash flow or profits distributed until investors are made whole. Once made whole, investors will receive profits pro-rata. We project ROI in 2.5 to 3 years.

$2.25M raised ad of September 2021

Founders

20+ Years of Hospitality Experience in the Bay Area



Kaiyo was founded in 2018 by San Francisco hospitality and Industry professional, John Park, who is recognized for his deep roots in the SF restaurant and cocktail community. John is well-known and respected for his twenty plus years of pioneering and service in the field of craft cocktails and unique venue operations, as can be seen through Kaiyo and the popular, nationally recognized, award-winning cocktail bars he founded and owns in SF, Whitechapel and Novela. His love of bringing new cultural experiences and history to others through his venues, cocktails, and cuisine, coupled with his long-standing success as a hard-working operator, makes him a true force in the hospitality world.

Team

 John Park   Founder

 Seana Horrobin   Director of Events

 Alex Reccio   Executive Chef

 Marc Bruschera   CPA

Perks

$300 $15 Kaiyo Gift Card.

$600 $50 Gift Card Kaiyo Branded T-Shirt

$1,200 $100 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over)

$4,800 $250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Annual Access to Highly Allocated Spirits (annual access)

$9,900 $250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Access to Highly Allocated Spirits (annual access) Invitation to Exclusive & Hosted Investor Events

$30,000 $200 Annual Gift Card for the lifetime of ownership Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Access to Highly Allocated Spirits (annual access) Invitation to Exclusive & Hosted Investor Events Priority VIP Reservation Access

FAQ

How do I earn a return?   Kaiyo is offering Custodial equity. Investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Please review the Form C and security instrument of this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

ROOFTOP HOSPITALITY GROUP LLC

Subscription Agreement for
Beneficial Interest in Omnibus Class C Unit Instrument
Representing Economic Interest in
Class C Units

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Rooftop Hospitality Group LLC, a California limited liability company (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Class C Unit Instrument attached hereto as Exhibit A (the "**Omnibus Class C Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Class C Units (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Class C Unit Instrument issued by the Company to the custodian designated in the Omnibus Class C Unit Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Class C Units (as defined by the Company's operating agreement, dated as of September 28, 2018, as amended (the "Operating Agreement," which is attached hereto as Exhibit C), (the "**Beneficial Interest**", as defined and calculated in the Omnibus Class C Unit Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the

investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Class C Unit Instrument; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as <u>Exhibit B</u>; (v) Custodian's execution and delivery, on behalf of the Subscriber, who hereby consents to the terms of this Agreement and the Omnibus Class C Unit Instrument; (vi) the Company counter-signing this Agreement and the Omnibus Class C Unit Instrument; and (vii) the Custodian's execution and delivery of the Operating Agreement, in the form attached hereto as <u>Exhibit C</u>.

(b) *Nature of Interest in Omnibus Class C Unit Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class C Unit Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Class C Unit Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those set forth in the Omnibus Class C Unit Instrument, without any regard, in each instance to the terms and conditions of the Operating Agreement or (ii) any right to be deemed the legal record owner of the Class C Units, as defined in the Operating Agreement, for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a member of the Company or any right to vote for the election of managers or directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class C Unit Instrument.

(c) *Waiver of Option to Purchase Units and Repurchase Right*. The Company hereby waives, with respect to the Class C Units, the Company's rights under Sections 6.2 and 6.10 of the Operating Agreement, and any successor provision thereto.

3. **<u>Subscriber Representations</u>.** By executing this Agreement and the Omnibus Class C Unit Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Class C Unit Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Class C Unit Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Class C Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Class C Unit Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Class C Unit Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Class C Unit Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Class C Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest in the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Class C Unit Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Class C Unit Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Class C Unit Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Class C Unit Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata

Beneficial Interests (based on their respective subscription amounts) in the Omnibus Class C Unit Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Class C Unit Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Class C Unit Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Class C Unit Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class C Unit Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Class C Unit Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Class C Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the Operating Agreement and, subject to the terms and conditions of this Agreement, be admitted as a Class C Member (as defined in the Operating Agreement) of the Company; (2) the Subscriber shall have no rights under the Operating Agreement; (3) the Subscriber hereby authorizes the Custodian to (A) covenant to vote, and vote, any Class C Units represented by the Beneficial Interests in accordance with the vote of the majority of the holders of the Initial Member Units (as defined in the Operating Agreement), as communicated to the Custodian by the Company, on any matter submitted to vote by the Class C Members (as defined in the Operating Agreement), (B) covenant not to exercise, and not exercise, any discretion in voting any of the Class C Units represented by the Beneficial Interests; and (C) covenant to waive, and waive, any right to the right of first refusal set forth in Section 6.8 of the Operating Agreement and any successor provision thereto; (D) covenant to perform, and perform, all obligations in accordance with the drag-along provision set forth in Section 6.9 of the Operating Agreement and any successor provision thereto; and (4) Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Class C Units and the legal party to the Operating Agreement.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class C Units, the Omnibus Class C Unit Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner of the Class C Units and the legal party to the Operating Agreement, and shall be deemed a "Class C Member" for all purposes under the Operating Agreement.

(t) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class C Units, the Omnibus Class C Unit Instrument and the Beneficial Interest in accordance herewith, shall (A) covenant to vote, and vote, any Class C Units represented by the Beneficial Interests in accordance with the vote of the majority of the holders of the Initial Member Units (as defined in the Operating Agreement), as communicated to the Custodian by the Company, on any matter submitted to vote by the Class C Members (as defined in the Operating Agreement), (B) covenant not to exercise, and not exercise, any discretion in voting any of the Class C Units represented by the Beneficial Interests; and (C) covenant to waive, and waive, any right to the right of first refusal set forth in Section 6.8 of the Operating Agreement and any successor provision thereto; (D) covenant to perform, and perform, all obligations in accordance with the drag-along provision set forth in Section 6.9 of the Operating Agreement and any successor provision thereto.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms as defined in the Omnibus Class C Instrument).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Class C Unit Instrument constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Class C Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Class C Unit Instrument applicable to Holders.

(h) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Agreement and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
ROOFTOP HOSPITALITY GROUP LLC	**PRIME TRUST, LLC,**
By: Brick x Brick Hospitality Group, LLC	
By:_____	By:_____
Name: John Park	Name:
Title: Its Manager	Title:
Date:_____	Date:_____
Address:	Address:
Email:	Email:

FORM OF OMNIBUS CLASS C UNIT INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

ROOFTOP HOSPITALITY GROUP LLC

OMNIBUS CLASS C UNIT INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Class C Instrument Amount**"), Rooftop Hospitality Group LLC, a California limited liability company (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"),_____units Company's Class C Units (the "**Class C Units**"), as defined in the operating agreement of the Company dated, as of September 28, 2018, as amended) (the "**Operating Agreement**"), a copy of which is attached hereto as Exhibit A, to be held by Prime Trust subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1.   **Instrument**

This Omnibus Class C Unit Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of Class C Common Units equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Class C Units Instrument Amount; *times* (ii) the quotient of the Omnibus Class C Units Instrument Amount *divided by* the Three Hundred Dollars ($300) (the "**Beneficial Interest**"). The number of units under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Class C Units or the Company.

2.   **Definitions**

    "**Units**" means the Units of the Company, including, without limitation, Common Units and Preferred Units.

    "**IPO**" means: (A) the completion of an underwritten initial public offering of capital stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of capital stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its capital stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding capital stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Class C Units Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. Company Representations

(a)   The Company is a limited liability company organized and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Class C Unit Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Class C Unit Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current articles of organization or operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Class C Unit Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Class C Unit Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable **Units** pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Class C Units Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Class C Units Instrument and the **Units**.

(g)   The Company hereby waives, with respect to the Class C Units, the Company's rights under Sections 6.2 and 6.10 of the Operating Agreement, and any successor provision thereto.

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Class C Unit Instrument and to perform its obligations hereunder. This Omnibus Class C Unit Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   Transfer Restrictions

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such Units or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any Units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Units to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Class C Unit Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Class C Unit Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND

NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the Units, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the Class C Units represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of Class C Units subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the Class C Units, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the Class C Units, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the Class C Units as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the Class C Units, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the Class C Units as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such Class C Units. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the s Class C Units for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting at which the holders of the Class C Units are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the Class C Units shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the securities held by it in accordance with the vote of the majority of the holders of the Initial Member Units, as communicated to Prime Trust by the Company, that are voted on any matter, and Prime Trust will not exercise any discretion in voting any of the Class C Units represented by the Beneficial Interests.

e) Upon receipt of a request to take any action under Section 5.5(I) of the Operating Agreement for any action by written consent or written action, Prime Trust shall, as soon as reasonably practicable thereafter, countersign such written consent or written action as a Class C Member (as defined in the Operating Agreement) in accordance with the instruction from the majority of the holders of the Initial Member Units, as communicated to Prime Trust by the Company, and thereafter mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain a fully executed version of such written consent or written action, of the fully executed version of such written consent or written action. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights exercised with respect to such written consent or written action shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the securities held by it in accordance with the vote of the majority of the holders of the Initial Member Units, as communicated to Prime Trust by the Company, that are voted on any matter, and Prime Trust will not exercise any discretion in voting any of the Class C Units represented by the Beneficial Interests.

7. **Miscellaneous**

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Class C Unit Instrument for Class C Common **Units** in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's managers or board of directors (if applicable) to be advisable to reorganize this Omnibus Class C Unit Instrument and any **Units** issued pursuant to the terms of this Omnibus Class C Unit Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Class C Unit Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Class C Unit Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Class C Unit instrument shall be considered legal record holder of the Class C Common Units.

(f)   Neither this Omnibus Class C Unit Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Class C Unit Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Class C Unit Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period and the Operating Agreement.

(g)   In the event any one or more of the terms or provisions of this Omnibus Class C Unit Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Class C Unit Instrument operate or would prospectively operate to invalidate this Omnibus Class C Unit Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Class C Unit Instrument and the remaining terms and provisions of this Omnibus Class C Unit Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Class C Unit Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Class C Unit Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Class C Unit Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Class C Unit Instrument, the terms of this Omnibus Class C Unit Instrument will control.

(l)   Prime Trust will and shall sign the Operating Agreement and, subject to the terms and conditions of this Agreement, be admitted as a Class C Member (as defined in the Operating Agreement) of the Company. Holder acknowledges and agrees that Holder shall have no rights under the Operating Agreement and that the Holder hereby authorizes the Custodian to (A) covenant to vote, and vote, any Class C Units represented by the Beneficial Interests in accordance with the vote of the majority of the holders of the Initial Member Units (as defined in the Operating Agreement), as communicated to the Trustee and Custodian by the Company, on any matter submitted to vote by the Class C Members (as defined in the Operating Agreement), (B) covenant not to exercise, and not exercise, any discretion in voting any of the Class C Units represented by the Beneficial Interests; and (C) covenant to waive, and waive, any right to the right of first refusal set forth in Section 6.8 of the Operating Agreement and any successor provision thereto; (D) covenant to perform, and perform, all obligations in accordance with the drag-along provision set forth in Section 6.9 of the Operating Agreement and any successor provision thereto; and (4) Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Class C Units and the legal party to the Operating Agreement.

(m)   Prime Trust, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class C Units, the Omnibus Class C Unit Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner of the Class C Units and the legal party to the Operating Agreement, and shall be deemed a "Class C Member" for all purposes under the Operating Agreement.

(n)   Prime Trust, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class C Units, the Omnibus Class C Unit Instrument and the Beneficial Interest in accordance herewith, shall, and hereby does, (A) covenant to vote any Class C Units represented by the Beneficial Interests in accordance with the vote of the majority of the holders of the Initial Member Units (as defined in the Operating Agreement), as communicated to the Custodian by the Company, on any matter submitted to vote by the Class C Members (as defined in the Operating Agreement), (B) covenant not to exercise any discretion in voting any of the Class C Units represented by the Beneficial Interests; and (C) waive any right to the right of first refusal set forth in Section 6.8 of the Operating Agreement and any successor provision thereto; (D) covenant to perform all obligations in accordance with the drag-along provision set forth in Section 6.9 of the Operating Agreement and any successor provision thereto.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Class C Unit Instrument to be duly executed and delivered.

ROOFTOP HOSPITALITY GROUP LLC
    By: Brick x Brick Hospitality Group, LLC, its Manager

By: _____
    Name: John Park
    Title: Its Manager
    Address: 701 3rd Street, Suite 200, San Francisco, CA, 94107, United States
    Email: john@kaiyosf.com

PRIME TRUST, LLC,
Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:

a. This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

b. As a self-directed Account, you acknowledge and agree that:

   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.

   ii. Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

   iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your

Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to

reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:

a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.

b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.

c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.

d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.

e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.

f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j.   Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:
a.   Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b.   Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c.   Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
    Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the

Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii.   The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv.   Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1.   Disclaimer of Liability and Consequential Damages.

CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL,

INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i.   Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii.   Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6.   Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder's attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of_____day of_____, 2021 by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Scott Purcell
Title: Chief Trust Officer

Exhibit C

[Operating Agreement]

OPERATING AGREEMENT

FOR

ROOFTOP HOSPITALITY GROUP, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

The interests in this Limited Liability Company have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or qualified under the California Corporate Securities Law of 1968, as amended, and are being offered in reliance on specific exemptions from registration related to the limited availability of the offering. Interests in this Limited Liability Company are offered pursuant to an exemption from registration with the Securities and Exchange Commission. The Securities and Exchange Commission has not made an independent determination that interests offered hereunder are exempt from registration. The Commissioner of Corporations of the State of California does not recommend or endorse the purchase of these interests, nor has the Commissioner passed upon the accuracy or adequacy of the information set forth herein.

Interests in this Limited Liability Company may be sold, transferred or otherwise disposed of by an investor only upon compliance with all the terms of this Operating Agreement and only if such interests are registered under the 1933 Act and qualified under the California Corporate Securities Law, or if in the opinion of counsel acceptable to this Limited Liability Company, registration or qualification is not required.

OPERATING AGREEMENT

FOR ROOFTOP HOSPITALITY GROUP, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

This Operating Agreement ("Agreement") is made as of September 28, 2018, by and among the parties listed on the signature pages hereof, with reference to the following facts:

A. On September 28, 2018, Articles of Organization for Rooftop Hospitality Group, LLC, a limited liability company under the laws of the State of California (the "Company"), were filed with the California Secretary of State.

B. The parties desire to adopt and approve an operating agreement for the Company.

NOW, THEREFORE, the parties by this Agreement set forth the operating agreement for the Company under the laws of the State of California upon the terms and subject to the conditions of this Agreement.

ARTICLE 1.   FORMATION; NAME; PRINCIPAL OFFICE; PURPOSE; TERM

1.1.   Formation. Pursuant to the Act, the Members have formed a California limited liability company under the laws of the State of California by filing the Articles of Organization with the California Secretary of State and entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

1.2.   Name. The name of the Company shall be as set forth in the Articles. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deem appropriate or advisable. The Manager shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Manager consider appropriate or advisable.

1.3.   Term. The term of this Agreement shall be co-terminus with the period of duration of the Company provided in the Articles, unless extended or sooner terminated as hereinafter provided.

1.4.   Office and Agent. The office of the Company shall be 701 3rd Street, Suite 200, San Francisco, CA 94107 and the registered agent shall be John Park. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be as the Manager may determine from time to time. The Company also may have such offices, anywhere within and without the State of California, as the Manager from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

1.5.   Purpose of Company. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act.

ARTICLE 2.   DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 2 or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the Act.

2.1.   "Act" means the California Revised Limited Liability Company Act (California Corporations Code Sections 17701.01-17713.13) including amendments made thereto from time to time.

2.2.   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year of the Company, after such Member' Capital Account has been adjusted as follow: (i) the Member's Capital Account shall be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and (ii) the Member's Capital Account shall be decreased by the amount of the items describe in Reg sections 1.704-1 (b) (2) (ii) (d) (4), (5), and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg section 1.704-1 (b) (2) (ii) (d) and shall be interpreted consistently with that Regulation.

2.3.   "Affiliate" means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

2.4.   "Agreement" means this Operating Agreement as originally executed and as amended from time to time.

2.5.   "Articles of Organization" or "Articles" means the Articles of Organization for the Company originally filed with the California Secretary of State and as amended from time to time.

2.6.   "Assignee" means a person who has acquired a Limited Liability Company Interest in the Company by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

2.7.   "Assignor" means a Member who by means of a Transfer has transferred a Limited Liability Company Interest in the Company to an Assignee.

2.8.   "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancings, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deem in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

2.9.   "Bankrupt" or "Bankruptcy" means: (a) the filing of an application by a Member for, or its, his or her consent to, the appointment of a trustee, receiver, or custodian of its, his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the Person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay its, his or her debts as the debts become due within the meaning of United States Bankruptcy Code §303(h)(1), as determined by the Bankruptcy Court, or the admission in writing of its, his or her inability to pay its, his or her debts as they become due.

2.10.   "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for such item during that fiscal year dividing (i) the Fair Market Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year), by (ii) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation, provided that they do so in a reasonable and consistent manner.

2.11.   "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted in accordance with Article 3, Section 3.3 hereof.

2.12.   "Capital Contributions" means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under section 752 of the Code) in consideration of the Units held by such a Member. A Capital Contribution shall not be deemed a loan.

2.13.   "Cause" to remove a Manager hereunder means: (i) the Manager's conviction, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (ii) the Manager's unlawful use (including being under the influence) or possession of illegal drugs on the Company's premises or while performing the Manager's duties and responsibilities under this Agreement; or (iii) the Manager's commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company. For all purposes under this Agreement, the determination of whether or not an action or omission constitutes Cause shall be made by the vote of Members holding a Majority Interest. In the absence of manifest error, all such determinations made by the vote of Members holding a Majority Interest shall be binding and not subject to challenge or further adjudication of any kind.

2.14.   "Class A Members" means those Members holding Class A Units.

2.15.   "Class B Members" means those Members holding Class B Units.

2.16.   "Class C Members" means those Members holding Class C Units.

2.17.   "Class D Members" means those Members holding Class D Units.

2.18.   "Class A Units" means those Units with the rights described herein.

2.19.   "Class B Units" means those Units with the rights described herein.

2.20.   "Class C Units" means those Units with the rights described herein.

2.21.   "Class D Units" means those Units with the rights described herein.

2.22.   "Code" means, the Internal Revenue Code of 1986, as amended, from time to time.

2.23.   "Company" means the Company named in Article 1 of this Agreement.

2.24.   "Company Counsel" means any legal counsel of the Company appointed by the Manager.

2.25.   "Company Minimum Gain" has the meaning set forth in Reg Section 1.704-2 (d).

2.26.   "Company Interest" or "Limited Liability Company Interest" means a Person's right to receive only distributions from the Company to which the Assignor would have been entitled but does not include any other rights of a Member.

2.27.   "Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

2.28.   "Fair Market Value" means, with respect to any item of property of the Company, the items adjusted basis for federal income tax purposes, except as follows:

A.   The Fair Market Value of any property contributed by a Member to the Company shall be the value of such property, as mutually agreed by the contributing Member and the Company;

B.   The Fair Market Value of any item of the Company property distributed to any Member shall be the value of such item of property on the date of distribution as mutually agreed by the distributee Member and the Company;

C.   The Fair Market Value of the Company's property shall be subject to the adjustments specified in Section 4.8.

2.29.   "Initial Member" means the Member holding Initial Member Units.

2.30.   "Initial Member Units" means those Units of the Company with the rights described herein.

2.31.   "Investment Member(s)" means any Company Member holding Class A, Class B, Class C, or Class D Units.

2.32.   "Involuntary Transfer" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

2.33.   "Majority of Members" means those Member(s) holding a total number of Votes equal to more than 50% of the total Voting Rights allocated to each Unit holder pursuant to Section 5.5(H).

2.34.   "Manager(s)" means the Person named as such in this Agreement or the Person(s) who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

2.35.   "Member" means a Person who has been admitted to Membership in the Company as provided in this Agreement and the Act and who has not dissociated from the Company.

2.36.   "Member Nonrecourse Debt" is defined in Reg section 1.704-2(b)(4).

2.37.   "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Reg section 1.704-2 (i) (2).

2.38.   "Member Nonrecourse Deductions" has the meaning set forth in Reg section 1.704-2 (i) (2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Reg section 1.704-2(i) (2). In determining Member Nonrecourse Deductions, the ordering rules of Reg section 1.704 (2) (j) shall be followed.

2.39.   "Membership Interest" means the entire ownership interest in the Company of a person who has been admitted as a Member in the Company at any particular time, including the Member's share of the profits and losses of the Company, the right to receive distributions from the Company, the right to vote or participate in management (to the extent as set forth in this Agreement), and the right to any and all other benefits to which such Member may be entitled as provided in this Agreement and under the Act, together with obligations of such Member to comply with all of the terms and provisions of this Agreement and of the Act.

2.40.   "Net Income" or "Net Loss" is defined in Section 4.1(A).

2.41.   "Nonrecourse Deductions" has the meaning set forth in Reg section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

2.42.   "Nonrecourse Liability" is defined in Reg section 1.752-1 (a) (2).

2.43.   "Offering" means the sales of Class A Units, Class B, Class C, and Class D Units.

2.44.	"Offering Memorandum" means the document disclosing the terms of the Offering.

2.45.	"Partnership Representative" means such Person as may be designated under Section 9.5.

2.46.	"Percentage Interest" means with respect to each Member, the number of Units held by such Member divided by the total aggregate number of Units held by all Members. Exhibit A sets forth the initial Percentage Interest of each Member.

2.47.	"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

2.48.	"Regulations" ("Reg") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

2.49.	"Reserves" means the aggregate of reserve accounts that the Manager, in the Manager's sole discretion, deem reasonably necessary to meet accrued or contingent liabilities of the Company, the Company's reasonably anticipated operating expenses and working capital requirements.

2.50.	"Subscription Agreement" means the subscription contract attached as Exhibit C to the Offering Memorandum (to which this Agreement is attached as Exhibit B).

2.51.	"Substitute Member" means a Person who has been admitted to all of the rights of a Member with respect to such Person's Membership Interest in accordance with the provisions of this Agreement.

2.52.	"Successor in Interest" means, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

2.53.	"Tax Matters Member" means such Person as may be designated under Section 9.5.

2.54.	"Transfer" means, with respect to a Membership Interest or any element of a Membership Interest, any sale, assignment, gift, bequest, Involuntary Transfer, Encumbrance, or other disposition of such Membership Interest, or any element of such Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

2.55.	"Unit" or "Units" means the units of Membership Interests held by the Members, whether held in the form of Class A Units, Class B Units, Class C Units, Class D or Initial Member Units,

2.56.	"Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

2.57.	"Voting Rights" means those voting rights as set forth in Section 5.5H.

**ARTICLE 3.	MEMBERS; CAPITAL CONTRIBUTIONS; MEMBERSHIP INTERESTS; CAPITAL ACCOUNTS AND PERCENTAGE INTERESTS**

3.1.	Names, Addresses, Capital Contributions, Units and Percentage Interests of Members. The respective names, addresses, number of Units and Percentage Interests of the Members as of the date of this Agreement shall be as set forth in Exhibit A attached hereto and incorporated by reference herein as if fully set forth. Notwithstanding any provision in this Agreement to the contrary, the Manager may amend Exhibit A to reflect the issuance of Units, any Transfer of Units, the admission of new or substitute Members, any change in address of a Member, and any transaction that causes a change in any Member's Percentage Interests.

3.2.	Capital Contributions.

A.   Initial Capital Contribution. Upon each Member's execution of this Agreement or upon the sale of Membership Interests as authorized herein, each Member shall contribute to the Company as its Capital Contribution the amount specified in Exhibit A, attached hereto and made a part hereof. If a Member fails to make its initial Capital Contributions within fifteen (15) days after the date of the Member's execution of this Agreement or the Subscription Agreement, if applicable, that Member's entire Membership Interest may be terminated by the Manager in the Manager's sole discretion, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney's fees caused by the failure to make the Initial Capital Contribution. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as expressly provided in this Agreement. Each Member shall cause his or her spouse to execute and deliver the consent attached hereto as Exhibit B.

B.   Additional Capital Contributions. Additional Capital Contributions in exchange for additional Units may be authorized upon the direction of the Manager. Each Member (including the Manager) shall have the right to maintain its then current Percentage Interest in the Company however shall not be required to make additional capital contributions in exchange for additional Units.

3.3.   Membership Interests; Classes of Units.

A.   Classes of Units. The Company shall have five initial classes of Units: Class A Units, of which twenty-two (22) are authorized; Class B Units, of which twenty-two (22) are authorized; Class C Units, of which fifty-six (56) are authorized; Class D Units, of which twenty-two (20) are authorized; and Initial Member Units, of which eighty (80) are authorized. The holders of each class of Units shall have such relative rights and duties as set forth in this Agreement. Except as otherwise required by law or by this Agreement, the holders of any classes of Units shall be entitled to vote on, make any determination of, or consent to, any matter to be acted upon by the Members in respect of the Company. Subject to compliance with the terms and conditions hereof, the Manager may (i) establish one or more additional classes of Units, and/or (ii) issue any such Units to existing or new Members.

B.   Rights of Units. Class A Units, Class B Units, Class C Units, and Class D Units shall have the same rights as other Units, except for their respective distribution rights set forth in Section 4.2 of this Agreement, and any other rights set forth in this Agreement; and Initial Member Units shall otherwise have the same rights as other Units, except for the supermajority voting rights set forth in Section 5.5H of this Agreement, and any other rights set forth in this Agreement.

C.   Close of Offering. The Manager shall have the discretion to accelerate the closing of the Offering at any time after a number of Units deemed suitable by the Manager have been subscribed. In the event that less than one hundred and twenty (120) Units are subscribed and the Manager reasonably determines that the number of Units sold are sufficient for the capitalization of the Business, the Manager may elect to close the Offering. However, in the event that the Manager determines that such a suitable number of the Units have not been subscribed, the Manager has the sole and absolute discretion to: (i) extend the closing of the Offering so as to achieve the suitable number of Units sold, (ii) terminate the Offering and return any remaining funds to the Investment Members proportionately based on their Percentage Interests in the Company, (iii) close the Offering, reserve the remaining Units as Initial Member Units and initiate a subsequent offering for such unsold Units, *provided* that such offering shall not provide terms that are preferential to prospective investors relative to terms offered under the Offering; or (iv) close the Offering with the Manager electing to obtain third-party financing for the Company's capital and cash flow needs. In the event all of the Units under the Offering are not sold, the remaining unsold Units shall be held by the Initial Member as Initial Member Units.

3.4.   Capital Accounts.

A.   An Individual Capital Account shall be maintained for each Member. The Capital Account of a Member shall consist of his initial Capital Contribution and shall be increased by (a) the amount of any additional Capital Contributions and (b) the amount of all Net Income (and any item thereof) specifically allocated to such Member, and decreased by (c) the amount of all distributions to such Member and (d) the amount of Net Loss (and any item thereof) allocated to such Member.

B. Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's assets in accordance with the requirements of Regulation Sections 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be maintained, adjusted, interpreted and applied in a manner consistent with those Regulations.

C. A Member is not liable to fund any deficit in the Member's Capital Account at any time. Notwithstanding any other provisions in this Agreement, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations §1.704-1 (b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member, the Member will be allocated items or income and gain in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. It is intended that this subdivision will meet the requirements of a "qualified income offset" as defined in Regulations §1.704-1(b)(2)(ii)(d), and this subdivision is to be interpreted and applied consistent with that intention.

D. If a Member's Capital Account has a deficit balance at any time and the deficit or increase in deficit was caused by the allocation of Nonrecourse Deductions as defined in Regulations §1.704-2(b), then beginning in the first taxable year of the Company makes a distribution of proceeds of a Nonrecourse Liability that are allocable to an increase in minimum gain as defined in Regulations §1.704-2(d) and thereafter throughout the full term of the Company, the following rules shall apply:

i. Nonrecourse Deductions shall be allocated to the Members in a manner that is reasonably consistent with the allocations that have substantial economic effect as defined in Regulations §1.704-1 or some other significant item attributable to the property securing the Nonrecourse Liabilities, if applicable; and

ii. If there is a net decrease in minimum gain for a taxable year, each Member will be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in minimum gain as defined in Regulations §1.704-2(g) (2).

E. If any Member shall advance or lend any monies to the Company, the amount of such loan or advances shall not increase the Member's Capital Account or affect in any way his or her share in the Net Income, Net Loss, or distributions of the Company.

3.5. General Rules Relating to Capital of the Company.

A. No Member shall be personally liable for the return of the Capital Contributions of the Members, or any portion thereof, it being expressly understood that any such return of contributions shall be made solely from the Company's assets.

B. No Member shall have the right to withdraw or receive any Capital Contribution or to receive any distributions, whether of money or property, from the Company, except as otherwise provided in this Agreement.

C. If any Membership Interest (or portion thereof) is transferred, the transferee of such Membership Interest or portion thereof shall succeed to the transferor's Capital Account attributable to such transferred interest or portion.

D. No interest shall be paid on any Capital Contributions to the Company or on the balance of a Member's Capital Account.

E. No Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deduction, credits, or items thereof except as otherwise provided in this Agreement.

ARTICLE 4.   ALLOCATIONS AND DISTRIBUTIONS

4.1.   Definitions for Article 4. The defined terms used in this Article 4 shall have the meanings specified in this Section 4.1.

A.   "Net Income" or "Net Loss" for any fiscal year means the Net Income or Net Loss of the Company for federal income tax purposes for such year as determined by the outside accountants for the Company increased by the amount of any income that is exempt from federal income tax but without regard to any adjustments to basis pursuant to Sections 734 or 743 of the Code.

4.2.   Distributions. Available Cash shall be distributed to the Members in accordance with this Article 4.

A.   Each Class A, Class B, Class C, and Class D Member shall be entitled to receive, prior and in preference to the Initial Member receiving any distributions, Ninety Percent (90%) of the Available Cash ("Accelerated Payback") until each Investment Member has received distributions as described in 4.2(i) and 4.2(ii), below. Presuming all Units under the Offering are sold, each Investment Member shall receive three quarters of one percent (0.75%) of the Available Cash during the Accelerated Payback.

   i.   Class A Members shall each receive the Accelerated Payback until such time that all Class A Members have been paid One Hundred and Ten Percent (110%) of the amount invested by each Class A Member pursuant to the Offering;

   ii.   Concurrently with the distributions to Class A Members described in subsection 4.2(A)(i), Class B, Class C, and Class D Members shall each receive the Accelerated Payback until such time that all Class B, Class C, and Class D Members have been paid One Hundred Percent (100%) of the amount invested by each Class B, Class C, and Class D Member, respectively, pursuant to the Offering.

B.   All remaining Available Cash not distributed to the Investment Members shall be distributed to the Initial Member.

C.   After the Class A, Class B, Class C, and Class D Members have each received the distributions pursuant to Sections 4.2(A), above (*i.e.*, aggregate distributions equal to 110% and 100% of their investment, respectively), Available Cash shall be distributed to all Members in proportion to their Percentage Interests.

D.   Distributions of Available Cash shall be made upon the reasonable discretion of the Manager.

E.   Notwithstanding anything in this Agreement to the contrary, the Company shall, at a minimum, annually distribute to each Member an amount equal to their tax liability for any Net Income allocated to the Member pursuant to Article 4, hereof.

4.3.   Allocation of Net Income and Net Losses. Subject to the limitation in Section 4.3(B) below, Net Losses shall be allocated as follows:

A.   As of the end of each Fiscal Year of the Company and after giving effect to the special allocations set forth in the other provisions of this Article 4, the Net Income of the Company for such Fiscal Year shall be allocated to the Capital Accounts of the Members in the amounts and proportions necessary to ensure that, to the extent feasible, the balance of each Member's Capital Account at the end of any taxable year would be equal to the amount of cash that the Member would receive pursuant to this Agreement (or would be negative in the amount of cash that such Member would be required to contribute to the Company pursuant to this Agreement) if the Company sold all of its property for an amount of cash equal to the book value (as determined pursuant to Regulations Section 1.704-1(b)(2)(iv)) of such property, and all of the cash of the Company remaining after payment of all liabilities of the Company were distributed immediately following the end of such taxable year pursuant to Section 4.6 hereof. Net Losses shall be allocated to the Members: (i) first, pro rata in accordance with positive Capital Accounts until all Members have a Capital Account balance equal to zero; (ii) second, pro rata in accordance with the positive basis of each Member in the Company, if any, until all Members have a zero basis; and (iii) thereafter, pro rata in accordance with Percentage Interests.

B.   Notwithstanding subsection 4.3(A) above, the amount of Net Losses allocated to the Members shall not exceed the amount of net losses that can be so allocated without causing any Member to have an "Adjusted Capital Account Deficit" (which should be a defined term in the Operating Agreement), in which case Net Losses will be allocated to those Members where any such allocation will not cause an "Adjusted Capital Account Deficit".

4.4.   Distribution Related to Sale of Company. Any cash distributable to the Members in connection with a merger, a transaction (or series of transactions) that would result in a change of control of the Company, or a sale of all (or substantially all) of the assets of the Company (each, a "Change of Control"), shall be distributed to all Members in accordance with such Member's Percentage Interest.

4.5.   Sale of the Company. In the event of a Change of Control, the Company shall ensure that the terms negotiated in such Change of Control shall result in the payment of proceeds of such sale to the Members in the amounts they would receive had the entire proceeds of such sale been paid to the Company and become distributable to the Members as Available Cash pursuant to Section 4.2 hereof.

4.6.   Distributions on Liquidation or Dissolution. In the event of the Liquidation or Dissolution of the Company, the assets remaining after satisfaction (whether by payment or by establishment of reserves therefore) of creditors, including Members who are creditors, shall be distributed in accordance with Section 4.4 hereof.

4.7.   Code Section 704 (c) Allocations.

A.   Any item income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued pursuant to the provisions of 3.3 (B), and that is required or permitted to be allocated to such Member for income tax purposes under Code Section 704 (c) in order to take into account the variation between the tax basis of such property and its Fair Market Value at the time of its contribution, shall be allocated solely for income tax purposes in the manner required or permitted under Code Section 1.704-3 (b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager.

4.8.   Adjustments to Company's Property.

A.   The Fair Market Value of all Company property shall be adjusted as of the following times: (1) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Limited Liability Company Interest in the Company, and (3) the liquidation of the Company within the meaning of Regulation Section 1.704-1 (b) (2) (i) (g); provided, however, that adjustments under clauses (1) and (2) above shall be made only in the event of a revaluation of Company property under Section 3.3 (B) in accordance with Regulation Section 1.704-1 (b) (2) (iv) (f);

B.   The Fair Market Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of such property pursuant to Code Sections 732, 733, or 743, subject to the limitations imposed by Code Section 755 and Regulation Section 1.704-1 (b) (2) (iv) (m); and

C.   If the Fair Market Value of an item of property has been determined or adjusted pursuant to Section 2.24 or Paragraph (A) or (B) of this Section 4.8, such Fair Market Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

4.9.   Distributions In Kind.

A.   No Member shall have the right to demand and receive any distribution from the Company in any form other than cash. If any assets of the Company are distributed to the Members in kind, such assets shall be valued on the basis of their Fair Market Value and the Net Income or Net Loss which would have resulted if such assets were sold at such fair market value (Net of Liabilities) shall be allocated as provided in Section 4.2. Upon distribution of such assets, the Capital Accounts of the Member receiving an interest in such distributed assets shall be charged with the Fair Market Value (instead of the adjusted basis) of such assets. Any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with all other Members so entitled.

B.   Notwithstanding anything contained in this Agreement, no Member shall be compelled to accept a distribution of any asset in kind from the Company to the extent that the percentage of the asset distributed to such Member exceeds a percentage of that asset which is equal to the Percentage Interest in which such Member shares in distributions from the Company.

4.10.   Restriction on Distributions.

A.   No distribution shall be made if, after giving effect to the distribution:

i.   The Company would not be able to pay its debts as they become due in the usual course of business; or

ii.   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

4.11.   Special Allocations.

A.   If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this section, items of Company income and gain for such fiscal year equal to such Member's share of the net decrease in Company Minimum Gain as determined in accordance with Reg section 1.704-2 (g) (2).

B.   If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of such fiscal year shall be allocate items of Company income and gain for such year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined pursuant to Reg section 1.704-2 (g) (2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Reg section 1.704-2 (I) (4).

C.   If any Member unexpectedly receives an adjustment, allocation, or distribution described in Reg sections 1.704-1 (b) (2) (ii) (d) (4), (5) or (6), such Member shall be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustment, allocation, or distribution.

ARTICLE 5.   ADMINISTRATIVE PROVISIONS

5.1. Management of Business and Affairs. The Manager of the company shall be Brick x Brick Hospitality Group, LLC, a California limited liability company, which is managed by its sole member John Park, an individual.

A.	Manager's Authority. Except as may be otherwise specifically provided in this Agreement, all actions, decisions and determinations affecting the conduct of the affairs of the Company shall be made by the Manager's reasonable discretion. Notwithstanding the foregoing, the Manager hereby agrees that it shall not do any of the following without the consent of a Majority of the Members:

i.	Amend the Articles of Organization or this Agreement in a manner that adversely affects any of the rights, privileges and/or preferences of the Members;

ii.	Cause the Company to sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve-month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution;

iii.	Cause the Company to be dissolved, except as set forth in Sections 7.1.B;

iv.	Any other transaction described in this Agreement as expressly requiring the consent of the Members or approval or vote of the Members unless otherwise expressly set forth herein or required by law.

B.	No Agent. Except as expressly provided in this Agreement, no Member shall be an agent of the Company for the purpose of binding the Company.

5.2.	Manager Duties. The Manager shall (i) maintain the books and records of the Company in accordance with good business practices, (ii) receive and send communications relating to the Company, (iii) disburse Available Cash to the Members in accordance with the provisions hereof, (iv) hire and fire key employees to assist in the management of the Company, and (v) generally oversee the day-to-day administrative affairs of the Company.

5.3.	Compensation.

A.	Compensation of Manager. The Manager shall receive a management fee in exchange for the management of the Company in accordance with a Management Agreement between Company and the Manager.

B.	Reimbursement. The Manager shall be fully and entirely reimbursed by the Company for any and all actual, reasonable and necessary out-of-pocket expenses incurred by the Manager on behalf of the Company, including pre-opening costs and professional fees.

C.	Changes in Salary. The Manager from time to time may make changes to Company salaries and incentive programs in line with San Francisco Bay Area industry standards. This salary may be reasonably adjusted at times to reflect a larger or smaller time commitment made toward the operations and success of the Company as individual schedules and availability change. Salary adjustments will be made by the Manager and the Manager will hereby agree to be reasonable in its discretion.

5.4.	Manager Removal. A Manager may be removed only upon the affirmative vote of at least seventy percent (70%) of the Voting Rights held by all Members. In the event of the removal, retirement, resignation, disability, dissolution, or death of any Manager, the remaining Members shall vote upon a new Manager to serve as the Manager of the Company.

5.5.	Other Businesses of Members.

A.	Place of Meetings. No annual or regular meetings of the Members are required to be held. Any meetings of the Members shall be held at the Company's principal place of business; provided, that Members may attend virtually or by telephone, and the Manager shall facilitate such time and place, within or without the State of California, as shall be stated in the notice of the meeting or in a duly executed waiver or notice thereof.

B.   Annual Meetings. Annual meetings may be held at such date and time as shall be designated from time to time by the Manager and stated in the notice of the meeting, at which meeting, the Manager and Members shall transact such business as may properly be brought before the meeting.

C.   Notice of Annual Meetings. Written notice of an annual meeting stating the place, date and hour of the meeting shall be given by the Manager to each Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

D.   Special Meetings. Special meetings for any purpose or purposes, unless otherwise prescribed by the Act, may be called by the Manager and shall be called by the Manager at the Manager's discretion or upon the request in writing of the Members owning at least twenty-five percent (25%) of the Voting Rights. Such request shall state the purposes or purposes of the proposed meeting.

E.   Notice of Special Meetings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Manager and each Member.

F.   Quorum. The holders of at least seventy percent (70%) of the Voting Rights held by the Members, present in person or represented by proxy, shall constitute a quorum at all meetings for the transaction of business except as otherwise provided by the Act. If, however, such quorum shall not be presented or represented at any meeting, the Manager and Members, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

G.   Action by Members. When a quorum is present at any meeting, the vote of the Members holding at least seventy-five percent (75%) of the Voting Rights held by the Members present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, or of this Agreement, a different vote is required in which case such express provision shall govern and control the decision of such question.

H.   Voting Rights. Each Member shall at every meeting be entitled to the following, in person or by proxy, for each Class A, Class B, Class C, Class D and Initial Member Unit in the Company (as set forth in Exhibit A, including fractions):

    i.   Class A Unit holders shall each be entitled to one (1) Vote per Class A Unit;

    ii.   Class B Unit holders shall each be entitled to one (1) Vote per Class B Unit;

    iii.   Class C Unit holders shall each be entitled to one (1) Vote per Class C Unit;

    iv.   Class D Unit holders shall each be entitled to one (1) Vote per Class D Unit;

    v.   Initial Member Unit holders shall be entitled to a one and one half (1.5) Vote per Initial Member Unit.

I.   Written Action. Any Action required to be taken may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the Mangers and Members owning the Units required to approve and authorize such actions as required herein.

5.6.   Officers.

A.   Generally. The officers of the Company shall be chosen by the Manager and may include a president, one or more vice-presidents, a secretary and a treasurer. Any number of offices may be held by the same person. The Manager shall determine whether the Company will have any officers.

B.   Compensation. Subject to the terms of this Agreement, the compensation of all officers and agents of the Company shall be determined by the Manager.

C. Succession. The officers of the Company shall hold office until their successors are chosen and qualified, or until removed by the Manager; provided, however, that if a Member is an officer, such officer may only be removed (i) as may be permitted pursuant to an applicable Employment Agreement or (ii) absent an Employment Agreement, upon the vote of a Majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Manager.

D. Authorities and Duties. The officers of the Company shall have such authority and shall perform such duties as are customarily incident to their respective offices, or as may be specified from time to time by the Manager, regardless of whether such authority and duties are customarily incident to such office.

5.7. Expulsion. Any Member may be expelled as a Member of the Company as provided in this Section 5.7. Expulsion of a Member will be effective upon the approval of the Manager if, and only if, the Member has: (i) willfully and materially breached this Agreement and failed to cure such breach within thirty (30) days following written notice thereof, or (ii) transferred, sold, pledged, hypothecated, assigned, or otherwise disposed of its interests in the Company in violation of this Agreement. As of the effective date of any such expulsion, the expelled Member shall thereafter have the rights of a transferee as described in Article 6 and such expulsion shall be a Triggering Event as set forth in Section 6.2 and such Member's Membership Interest shall be subject to purchase and sale as set forth in Article 6.

5.8. Transactions Between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company. In addition, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or its Affiliate (including any allocations of costs between the Company and Manager's Affiliate(s)), to seek the consent of the Members in connection herewith.

5.9. Indemnification of the Manager and Officers. Each person or entity that is or was a manager, member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted or authorized by the General Corporation Law of the State of California. The Company may, but shall not be obligated to, maintain insurance, at its expense, for its benefit in respect of such indemnification and that of any such person whether or not the Company would otherwise have the power to indemnify such person.

5.10. Devotion of Time. The Manager shall not be obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as they deem appropriate for the operation of the Company.

5.11. Competing Activities. The Members (including the Manager) and their Affiliates may engage or invest in any activity, including, without limitation, those other activities that might be similar to the Company's business, so long as such activities do not adversely affect the Company, do not use Proprietary Information of the Company (except as otherwise expressly permitted herein) and are not made in bad faith. In the connection therewith the Members acknowledge and agree that the Manager and its members, and/or its Affiliates, may own and manage other existing companies or businesses and that the Manager or its members may be developing other business operations; nothing in this Agreement shall give the Company or any Member any interest in any such business or operation (whether now existing or developed in the future by the Manager or its members). Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from such permitted activities. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members. Each Member hereby waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of any of the activities permitted hereunder.

ARTICLE 6.   TRANSFERABILITY OF UNITS

6.1.   Restrictions on Transfer and Withdrawal. Except as expressly provided in this Article 6, no Member may (i) sell, assign, transfer, pledge, hypothecate, gift, bequest, exchange or otherwise dispose of his or her Units by any means whatsoever, directly or indirectly, whether by operation of law or otherwise (hereinafter any such event, a "Transfer") or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager. Any attempted Transfer or withdrawal in contravention of any of the provisions of this Agreement shall be void ab initio and shall not bind or be recognized by the Company or the remaining Members.

6.2.   Option to Purchase. On the happening of any of the following events ("Triggering Event") with respect to a Member, the Company and the other Members shall have the option to purchase all or any portion of the Units of such Member ("Selling Member") at the price and on the terms provided in Section 6.5 of this Agreement:

A.   The death or incapacity of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of this Agreement, and the Manager consent to such spouse or heir becoming a Member;

B.   The divorce of a Member (or death of a spouse of a Member), in which a court order or decree confirms the transfer of Units to a spouse (or the heirs of a spouse) of a Member, unless the Member's Units pass to a spouse or heir of the Member who agrees to be bound by the terms and conditions of this Agreement, and the Manager consent to such spouse or heir becoming a Member;

C.   The bankruptcy of a Member;

D.   The withdrawal of a Member;

E.   The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

6.3.   Exercise of Option. On the receipt of Notice by the other Members as contemplated by Section 6.2, and on receipt of actual notice of any Triggering Event, the Manager shall have the right to exercise an option, on behalf of the Company, during a period ending 30 calendar days following the determination of the purchase price as provided in Section 6.5, to purchase some or all of the Units to which the option relates, at the price as provided in Section 6.5. If the Company fails to exercise its option, the other Members, pro rata in accordance with their prior Percentage Interests, shall then have an option, for a period of 30 days thereafter, to purchase the Units not purchased by the Company, on the same terms and conditions as applied to the Company. If all the other Members do not elect to purchase the entire remaining Units, then the Members electing to purchase shall have the right to purchase the additional Units still available for purchase. The transferee of the Units that are not purchased shall hold such Units subject to all of the provisions of this Agreement.

6.4.   Right to Vote. No Member shall participate in any Vote or decision in any matter pertaining to the disposition of such Member's Units under this Agreement.

6.5.   Purchase Price. The purchase price of the Units that are the subject of an option under this Article 6 shall be the Fair Market Value of such Units as determined under this Section 6.5. Each of the selling and purchasing parties shall use his or her best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within 30 days, the selling party shall appoint one arbitrator, and the purchasing parties shall collectively appoint, one arbitrator, within the following thirty (30) days. The arbitrators so chosen shall meet within ten (10) days after the second arbitrator is appointed and, if within then (10) days after such first meeting they are unable to agree promptly then (unless the higher opinion of value expressed by one arbitrator is not more than one hundred five percent (105%) of the other, in which case the two opinions shall be added together and divided by two, and the resulting quotient shall be the purchase price), they themselves shall appoint a third arbitrator who shall be a competent and impartial person. Where an issue cannot be resolved by agreement between the two arbitrators selected by the parties or settlement between the parties during the course of arbitration, the issue shall be resolved by the three (3) arbitrators in accordance with the following procedure. The arbitrator selected by each of the parties shall state in writing his determination of the Fair Market Value of the Units, supported by the reasons therefore with counterpart copies to each party. The arbitrators shall arrange for a simultaneous exchange of such proposed resolutions. The role of the third arbitrator shall be to select which of the two (2) proposed resolutions most closely approximates his determination of the Fair Market Value. The third arbitrator shall have no right to propose a middle ground or any modification of either of the two (2) proposed resolutions. The resolution he chooses as most closely approximating his determination shall constitute the decision of the arbitrators and be final and binding upon the parties. Each purchasing party shall pay for the services of the arbitrator selected by it, plus one-half of the fee charged by the third arbitrator. Except as may be otherwise provided in this Agreement, the purchase price as so determined shall be payable in cash within sixty (60) days of the final determination thereof.

6.6.   Put Right in the Event of Death. In the event of the death of a Member, if the remaining Members do not elect to purchase the Selling Member's Units, then the estate of the Selling Member shall have a put right to require the Company to purchase the Selling Member's Units. To exercise such right, the Selling Member's heirs or estate shall, within ninety (90) days after the death of the Selling Member, provide written notice to the Company electing to sell all of the Selling Member's Units hereunder. In such event, the purchase price shall be the price set forth in Section 6.5, with the same purchase terms as set forth in this Article 6.

6.7.   Substitution of Transferee for Member.

A.   Assignee. An assignee or transferee of a Member's Units in the Company shall have no right to become a Substitute Member with respect to the transferred Units (and shall have no right to vote or to participate in Company management) unless all of the following conditions are satisfied or waived by the Manager:

i.   An executed or authenticated copy of the written instrument of assignment of transfer is delivered to the Members;

ii.   The assignee of transferee agrees to be bound by all of the terms of this Agreement by executing a counterpart signature page to this Agreement;

iii.   The Units acquired by the assignee or transferee consists of all of the Units of the transferor Member;

iv.   The assignee or transferee has made payment to the Company of all costs and expenses incurred as a result of his or her admission to the Company; and

v.   The Manager and the non-transferring Members consent in writing to the substitution of the assignee or transferee, which consent shall not be unreasonably withheld.

B.   Rights of Transferee. Unless substituted for a Member under this Section 6.7, a transferee or assignee shall have only the rights to receive the economic benefits and burdens of ownership of the Units, including distributions of Available Cash and allocation of Net Income and Net Loss that the transferor or assignor Member would have received, but shall not have any other rights in or to the Company, including, without limitation, no rights to participate in the management of the Company, vote on actions requiring consent of the Members, inspect the books and records of the Company or cause a dissolution of the Company.

6.8.   Right of First Refusal. If any Member receives a bona fide written offer, whether or not solicited by the Member, to purchase all or any portion of such Member's Units in the Company, and if the Member receiving the offer is willing to accept such offer, such Member (hereinafter "Selling Member") may transfer the Units specified in the offer only after the Selling Member has afforded the Company and/or its Members (other than the Selling Member) the following rights of first refusal:

A.   The Selling Member must first notify the other Members in writing (herein "Transfer Notice") of the Units the Selling Member proposes to transfer, the price and terms on which it is proposed to be transferred, and the identity of the proposed transferee.

B.   The Manager may direct the Company to purchase all or that portion of the Units as are specified in the Transfer Notice (herein "said Units") from the Selling Member at the same price and on the same terms as those specified in the Transfer Notice. The Company's option to purchase said Units shall be exercised by delivery of written notice from the Company to the Selling Member (or the Selling Member's personal representative) within thirty (30) days after the receipt of the Transfer Notice.

C.   If the Company does not exercise its option to purchase all of said Units specified in the Transfer Notice within the time provided in subparagraph B above, then the remaining Members shall have an additional twenty (20) day period from the receipt of the Notice to elect to purchase all or any part of said Units by delivery to the Selling Member of written notice of election to purchase all or a specified part of said Units.

D.   If the Company and/or the remaining Members elects to purchase said Units, the Selling Member shall sell, and the Company and/or Members electing to purchase shall purchase, said Units at a purchase price equal to the same price and on the same terms as those specified in the Transfer Notice.

E.   If the Company and/or remaining Members do not exercise their options to purchase all of said Units within the time periods provided above, the Selling Member may then, at any time within sixty (60) days following the expiration of the relevant time periods transfer said Units to the transferee specified in the Transfer Notice on the same terms and at no less than the price stated in the Transfer Notice; provided, however:

i.   That such sale is consummated within said sixty (60) day period referred to in this subparagraph E; and

ii.   That such sale is made in accordance with the terms of the offer originally submitted in the Transfer Notice to the Company or other Members and upon no more favorable terms.

iii.   The Manager may reject such sale to a proposed transferee with reasonable cause.

6.9.   Drag-Along Rights. In the event that one or more Members holding a majority of the Units (the "Drag-Along Sellers") shall have entered into an agreement with any person or persons (the "Drag-Along Purchaser") regarding transfer of all of the Units held by the Drag-Along Sellers, the Drag-Along Sellers shall be entitled, at their option, with Manager approval, to require each Member to include all of its Units in such sale (the "Drag-Along Right"). The Drag-Along Right shall be exercised by the Drag-Along Sellers by providing written notice to each other Member at least thirty (30) days prior to the communication of the proposed transfer, which notice shall include the identity to the Drag-Along Purchaser and the price per Unit and other material terms and conditions of the proposed transfer. Upon receipt of such notice, each other Member shall be obligated to transfer all of its Units at the same price per Unit, with each transferring Member being subject, on a several and not joint basis, to the same representations and warranties (but only to the best of its knowledge with respect to the matters relating to the Company), covenants, indemnities, holdback, escrow and other material provisions of the proposed sale. All reasonable fees and expenses incurred by the Drag-Along Sellers in connection with such transfer pursuant in this Section shall be shared on a proportionate basis by each transferring Member based on such Member's Percentage Interest. The Drag-Along Right shall not be exercisable with respect to any transfer to a Drag-Along Purchaser that is an Affiliate of a Drag-Along Seller or otherwise related to a Drag-Along Seller.

In addition, prior to exercising the Drag-Along Right, the Drag-Along Sellers must first give the other Members and the Company the right of first refusal notices in Section 6.8, and if all of the Units owned by the Drag-Along Sellers are purchased by the other Members and/or the Company, then the Drag-Along Rights shall not be applicable to such transaction.

6.10.   Repurchase Rights of Certain Members. Beginning on January 1, 20_, the Company may elect to repurchase all of the Units of any Member holding a Percentage Interest of less than five percent (5%). If the Manager elect to have the Company exercise such rights with respect to a Member, then the Company shall send notice to the Member whose Units are being purchased. The purchase price in such event shall be the greater of (i) the purchase price as determined in accordance with Section 6.5 or (ii) the sum equal to the Member's original Capital Contributions for such Units plus an annual, simple interest rate of ten percent (10%). The closing of such repurchase shall take place within sixty days of such notice and the purchase price must be paid in full, in cash, at the time of the closing.

Example: if a Member purchased his Units for $50,000, and the closing of the repurchase takes place three years later, then the amount due hereunder would be the greater of the purchase price calculated in accordance with Section 6.5 or $65,000 ($50,000 at 10% simple interest for three years).

ARTICLE 7.   CONTINUATION OF THE COMPANY UPON PERSON CEASING TO BE A MEMBER; DISSOLUTION OF THE COMPANY

7.1.   Continuation of the Company.

A.   Event of Withdrawal. A person shall cease to be a Member of the Company upon the occurrence of any of the following events (hereinafter each, an "Event of Withdrawal"):

i.   In the case of a Member who is an individual, the individual's death or adjudication by a court of competent jurisdiction as incompetent to manage the individual's person or property; and

ii.   In the case of a Member that is a corporation, partnership, or other organization, the dissolution of such entity.

B.   Dissolution. Upon the occurrence of (i) any event causing the dissolution of the Company under the Act or (ii) any of the events set forth in paragraph 1.4 hereof, (hereinafter "Events of Dissolution"), the Company shall be dissolved and terminated, unless within 90 days after the Event of Dissolution, the Manager elects to continue the business and affairs of the Company.

C.   Successor's Rights. In the event of an Event of Withdrawal with respect to a Member, his or her personal representative or his or her Successor In Interest, as appropriate, shall have only the rights of an assignee of the former Member's Units, except upon compliance with the terms of Section 6.7.

7.2.   Liquidation and Termination.

A.   Liquidation. Upon dissolution of the Company, if the Company is not continued under Section 7.1, the Manager shall act as Liquidating Trustees to arrange for the liquidation of the Company. The Liquidating Trustee shall convert the assets of the Company to cash or its equivalent and arrange for the affairs of the Company to be wound up with reasonable speed but with a view towards obtaining fair value for the Company's assets, and, after satisfaction (whether by payment or by establishment or reserves therefore) of creditor, including Members who are creditors, shall distribute the remaining assets to and amount the Members in accordance with the provisions of Section 4.6.

B.   No Recourse to Members. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his or her Capital Contribution thereto and share of profits, gains and losses thereof and shall have no recourse therefor (upon dissolution or otherwise) against any other Member, including the Manager. No Member shall have any right to demand or receive property other than cash upon dissolution and liquidation of the Company.

ARTICLE 8.   ENFORCEMENT OF CERTAIN RIGHTS AND OBLIGATIONS OF MEMBERS

8.1.   Waiver of Right to Judicial Dissolution. The Members agree that irreparable damage would be done to the good will and reputation of the Company if any Member should bring an action in court to dissolve the Company. Care has been taken in the Operating Agreement to provide what the Members believe are fair and just payments to be made to a Member whose relation with the Company is terminated for any reason. Accordingly, each of the parties accepts the provision under this Operating Agreement as his or her sole entitlement on termination of his or her relationship of the Company. Each party hereby waives and renounces his or her right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company.

8.2.   Waiver of Partition, Valuation and Accounting. Each Member, on behalf of himself and his or her successors, representatives, heirs and assigns hereby waives and releases each and all of the following rights that he have or may have, if any, by virtue of holding a Unit: (i) any right of partition or any right to take any other action which otherwise might be available to such Member for the purpose of severing his or her relationship with the Company or such Member's interest in the assets held by the Company from the interest of the other Members; and (ii) except as expressly provided herein, any right to valuation and payment of the Units of any Member.

8.3.   Arbitration. ANY CONTROVERSY, DISPUTE OR CLAIM ARISING OUT OF OR RELATING TO THE PROVISIONS OF THIS AGREEMENT OR THE PERFORMANCE OR ANY OF THE TERMS, CONDITIONS, REPRESENTATIONS OR WARRANTIES CONTAINED HEREIN BY EITHER OF THE PARTIES HERETO, SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN ACCORDANCE WITH AND UNDER THE RULES OF PRACTICE AND PROCEDURE FOR ARBITRATION HEARINGS OF JUDICIAL ARBITRATION AND MEDIATION SERVICES, INC. ("JAMS"), OR ITS SUCCESSOR IN SAN FRANCISCO, CALIFORNIA. THE PARTIES MAY AGREE UPON AN ARBITRATOR FROM THE LIST OF AVAILABLE ARBITRATORS CONTAINING ONE MORE ARBITRATOR THAN THERE ARE PARTIES TO THE ARBITRATION AND EACH PARTY MAY STRIKE ONE. THE REMAINING ARBITRATOR SHALL SERVE AS THE ARBITRATOR, OR, IF THERE IS MORE THAN ONE REMAINING ARBITRATOR, THE ARBITRATOR SHALL BE CHOSEN BY JAMS. THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT INJUNCTIVE AND/OR OTHER EQUITABLE RELIEF. THE AWARD MAY BE VACATED OR CORRECTED PURSUANT TO THE CALIFORNIA CODE OF CIVIL PROCEDURE. IF AND WHEN A DEMAND FOR ARBITRATION IS MADE BY EITHER PARTY, THE PARTIES AGREE TO EXECUTE A SUBMISSION AGREEMENT, PROVIDED BY JAMS, SETTING FORTH THE RIGHTS OF THE PARTIES AND THE RULES AND PROCEDURES TO BE FOLLOWED AT THE ARBITRATION HEARING; PROVIDED, HOWEVER, THAT (i) THE ARBITRATION SHALL TAKE PLACE IN SAN FRANCISCO, CALIFORNIA; (ii) THE ARBITRATOR SHALL APPLY THE RULES OF EVIDENCE AND SUBSTANTIVE LAW OF THE STATE OF CALIFORNIA; (iii) THE ARBITRATOR SHALL RENDER WRITTEN FINDINGS OF FACT AND CONCLUSIONS OF LAW; (iv) THE PARTIES SHALL BE ENTITLED TO CONDUCT SUCH PRE-HEARING DISCOVERY AS MAY BE REASONABLE AND APPROPRIATE; (v) REMEDIES WHICH THE ARBITRATOR SHALL HAVE THE AUTHORITY TO GRANT SHALL BE LIMITED TO THE SAME REMEDIES WHICH COULD OTHERWISE BE IMPOSE BY A COURT OF LAW. SUCH ARBITRATION SHALL BE THE SOLE REMEDY AVAILABLE TO THE PARTIES. JUDGEMENT ON ANY AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

NOTICE: BY INITIALLING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AT THE DISCRETION OF THE MANAGER AND AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN AN COURT OR JURY TRIAL. BY INITIALLING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION

AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE.

YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISIONS TO NEUTRAL ARBITRATION.

(Counterpart Signature Page)

_____   _____
JOHN PARK   MEMBER

8.4.   Non-Compete and Non-Disclosure. All Members hereby acknowledge and agree that they shall keep confidential all information, papers, records and documents of the Company relating to the Business (including without limitation customer lists and pricing information), whether prepared by the Company, its Manager, officers, Members or by others, and will not copy or remove from the Company's premises any papers or other records or use any such information except for the Company's benefit whether during the term of this Agreement or at any time after termination of this Agreement. Each party hereto hereby expressly recognizes that the Company shall have certain secret or confidential information, knowledge and data what it intends to maintain as secret or confidential information and each such party agrees that it will not at any time during the term of this Agreement or at any time thereafter use or disclose to others such information, knowledge or data becomes available to any member of the general public from a third party who lawfully acquired such knowledge, information or data and except and only to the extent expressly required by court order, regulatory or governmental agencies or by applicable law. Each Member hereto further acknowledges and agrees that during the term of this Agreement, and for a period of one (1) year following the withdrawal of any Member from the Company, or the purchase of a Member's Units under the provisions of Article 6 hereof, they shall not directly or indirectly engage in or conduct any business that directly or indirectly competes with, restricts or interferes with the Company's Business in the County of San Francisco or in any other county in which the Company operates a business. In view of the substantial harm that would result from the breach by any party of the covenants contained in this Section 8.4, the parties agree that such covenants shall be enforced to the fullest extent permitted by law. Accordingly, if, in any judicial proceeding, a court shall determine that such covenants are unenforceable in whole or in part, because they cover too extensive a geographic area or survive for too long a period of time, or for any other reason, the parties intend that such covenants shall be deemed to cover such maximum geographic area and such maximum time, and shall otherwise be deemed to be limited in such manner as will permit enforceability by such court. The parties hereto agree that a material breach of the provision of this Section 8.4 will cause irreparable damage to the Company and that recovery of money damages will not constitute an adequate remedy for such breach. Accordingly, the parties agree that the provisions of this Section 8.4 may be specifically enforced by the Company or any Member against the parties hereto in addition to any other rights or remedies available on account of such breach. All parties acknowledge that the Manager and its Manager, John Park, owns or may own other companies or retail businesses and may in the future open other businesses and/or retail establishments into other areas of California.

ARTICLE 9.   BOOKS AND RECORDS; ACCOUNTING, TAX ELECTIONS, ETC.

9.1.   Books, Records and Reports.

A.   Books and Records. The books and records of the Company shall be maintained by the Manager on behalf of the Company and shall be available for examination by any Member, or his or her duly-authorized representatives, during regular business hours with seven days' notice to Manager.

B.   Reporting. The Company shall use commercially reasonable efforts to cause to be furnished to the Members no later than March 15 following the end of each fiscal year (i) a balance sheet and report of the receipts, disbursements, Net Income or Net Loss of the Company, and each Member's share of such items for the fiscal year, and (ii) a Schedule K-1 to be used by the Members for reporting their respective shares of the income and loss (and applicable items thereof) of the Company for U.S. federal income tax purposes. The cost of such financial and tax reports shall be an expense of the Company.

9.2.   Bank Accounts. One or more Company bank accounts shall be established and checks on the accounts may be signed by the Manager and such officers or Members as the Manager may designate.

A.   Remittance of Funds. The consent of the Manager shall be required for the remittance of Company funds in the amount of or in excess of ten thousand dollars ($10,000).

9.3.   Fiscal Year; Methods of Accounting. The fiscal year of the Company shall be the calendar year. The method of accounting to be used in keeping the books of the Company shall be determined by the Manager in accordance with applicable law.

9.4.   Tax Elections and Special Basis Adjustments.

A.   Elections. Except as provided in Section 9.4.B below, all tax elections required or permitted to be made by the Company shall be made by the Manager after consultation with the Company's accountants.

B.   754 Election. In the event of a Transfer of all or any part of the Units of any Member in accordance with provisions of this Agreement, the Company, at the request of the transferor Member, shall elect, pursuant to Section 754 of the Code (or corresponding provisions of succeeding law), to adjust the basis for the property of the Company. Any adjustments made pursuant to Section 754 shall affect only the Successor In Interest to the transferring Member. Each Member will furnish the Company with all information necessary to give effect to such election.

9.5.   Tax Matters Member; Partnership Representative.

A.   The Manager shall be the "Tax Matters Member" under this Agreement and for purposes of Section 6231(a)(7) of the Code. With respect to all taxable years to which the Revised Partnership Audit Procedures under the Bipartisan Budget Act of 2015 ("RPAP") apply, Brick x Brick Hospitality, LLC, with designated individual John Park (or any other person or entity designated in its sole discretion and who so qualifies under the RPAP) shall be the "Partnership Representative." With respect to all taxable years to which the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA") audit rules apply, the Tax Matters Member shall be permitted to take any and all actions under the TEFRA audit rules, and shall have any powers necessary to perform fully in such capacity. With respect to all taxable years to which the RPAP apply, the Partnership Representative shall be permitted to take any and all actions under the RPAP, and shall have any powers necessary to perform fully in such capacity. In such regard, the Tax Matters Member and Partnership Representative's authority shall include the authority to (i) prepare and file all tax returns of the Company, (ii) make such elections under the Code and other relevant tax laws as to the treatment of items of Company income, gain, loss and deduction as the Tax Matters Member or Partnership Representative determines in good faith in his reasonable discretion to be necessary or appropriate, (iii) determine which items of cash outlay are to be capitalized or treated as current expenses, (iv) select the method of accounting and bookkeeping procedures to be used by the Company, and (v) represent the Company before taxing authorities and courts in tax matters affecting the Company and the Members in their capacity as such. The Tax Matters Member and the Partnership Representative, as applicable, shall keep the Members informed of any administrative and judicial proceedings described in clause (v) of the preceding sentence. In addition, the Partnership Representative shall be authorized to make any election under the RPAP, including the election available under Sections 6226 thereof. The Tax Matters Member and the Partnership Representative shall be entitled to be reimbursed by the Company for all reasonable costs and expenses incurred by it in connection with any administrative or judicial proceeding affecting tax matters of the Company and the Members in their capacity as such and to be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with any judgment in or settlement of any such proceeding. Any Member who is in dispute with any tax authority in relation to a matter relating to the Company shall notify the Tax Matters Member and the Partnership Representative, as applicable, within thirty (30) days following the occurrence of the dispute and if the Tax Matters Member and the Partnership Representative, as applicable, reasonably determines that the matter is of material relevance to the tax position of the Company such Member shall consult with the Tax Matters Member and the Partnership Representative, as applicable, (or any advisor appointed by the Tax Matters Member or the Partnership Representative for the purpose) as to how that dispute is to be handled and shall take such action as the Tax Matters Member and Partnership Representative, as applicable, shall reasonably request. Any Member who enters into a settlement agreement with respect to any Company item shall notify the Tax Matters Member and the Partnership Representative, as applicable, of such settlement agreement and its terms within thirty (30) days after the date of settlement. Each Member shall provide the Tax Matters Member and Partnership Representative, as applicable, any tax information reasonably requested so that the Tax Matters Member and Partnership Representative can implement the provisions of this Section 9.5 (including by making any election permitted hereunder) and can conduct any tax audit or similar proceeding of the Company.

B.   If, notwithstanding the foregoing, the Company is subject to any tax liabilities (which, include the tax, any penalties, and interest) under Section 6225 of the RPAP, the Partnership Representative shall allocate among the Members any tax liability imposed under Section 6225 thereof in a manner it determines to be fair and equitable by deducting amounts from Capital Accounts or reducing amounts otherwise distributable to Members, taking into account any modifications attributable to a Member pursuant to Section 6225(c) of the RPAP (if applicable) and any similar state and local authority. Any tax liabilities so allocated shall be treated as tax distributions deemed distributed under Article IV. To the extent that a portion of the tax liabilities imposed under Section 6225 of the RPAP for a prior year relates to a former Member, the Partnership Representative may require a former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges that, notwithstanding the Transfer of all or any portion of its interest in the Company, pursuant to this Section 9.5, it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such Transfer or redemption, as applicable, under Section 6225 of the RPAP.

C.   The provisions of this Section 9.5 shall survive the (i) the termination of this Agreement and (ii) the termination of the Company (as well as any termination, purchase or redemption of any Member's Membership Interest for any reason whatsoever), and shall remain binding on the Members and all former Members for a period of time necessary to resolve with the appropriate taxing authorities any and all material matters regarding the taxation of (x) the Company and (y) the Members by reason of their Membership Interests.

9.6.   Classification of the Company for Tax Purposes. The Members hereby acknowledge their intention that the Company be classified, for federal and state income tax purposes, as a partnership and not as an association taxable as a corporation pursuant to Section 7701(a)(2) of the Internal Revenue Code of 1986, or any successor statute (hereinafter the "Code") and the Income Tax Regulations promulgated there under (hereinafter the "Regulations") and hereby agree that the provisions of this Agreement shall be applied and construed in a manner to give full effect to such intent. Each Member further agrees to execute and deliver such further agreements or instruments and do, or cause to be done, such further acts and things, as may be reasonably necessary, in the opinion of the Manager, to cause the Company to be classified as a partnership for federal income tax purposes.

ARTICLE 10.   GENERAL PROVISONS

10.1.   Notices. All notices, offers, requests, and demands herein required or permitted to be given or made shall be made in writing and deemed to be effectively served and delivered when received by the party to whom it is addressed if delivered by hand or by overnight delivery service or three (3) days after the date of postmark if sent by registered or certified mail, postage prepaid, return receipt requested. If the notice, offer, request or demand is intended for a Member, shall be addressed to the Member at his or her address appearing in Exhibit A or addressed to such other person or at such other address designated by written notice given to the Company and all Members.

10.2.   Counsel to the Company. Counsel to the Company may also be counsel to any Manager or any Affiliate of a Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Rules. The Company has selected the Company Counsel as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the

Member and Company Counsel, and that in the absence of any such agreement Company Counsel shall owe no duties directly to a Member. In the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on the one hand, and a Manager, or Affiliate of a Manager, that Company Counsel represents, on the other hand, then each Member agrees that Company Counsel may represent either the Company or such Manager, or its, his or her Affiliate, or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member further acknowledges that Company Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement and that Company Counsel has advised each Member to have such Member's own financial and legal advisors review the terms and conditions of this Agreement prior to execution.

10.3.   Binding Provisions. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assignees of the respective parties hereto.

10.4.   Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect any other provision of this Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforce accordingly.

10.5.   No Third-Party Beneficiaries. No provision of this Agreement is intended to be for the benefit of any unrelated creditor to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members, and no such creditor shall obtain any right under any such provisions or shall by reason of such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

10.6.   Section Titles; Word Meanings. Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text. In this Agreement, the singular shall include the plural and the neuter gender shall include the masculine and feminine genders and vice versa, unless the context otherwise requires.

10.7.   Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement may be modified or amended only with the Manager's consent.

10.8.   Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California, without regard to conflict of law principles.

10.9.   Attorney's Fees. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

10.10.   Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

10.11.   Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart. Any counterpart hereof signed by a party against whom enforcement of this Agreement is sought shall be admissible into evidence as an original hereof to prove the contents hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement on the year and date first above written.

MANAGER:

BRICK X BRICK HOSPITALITY GROUP, LLC,
a California limited liability company

_____
John Park, Manager,
an individual

MEMBERS:

JOHN PARK,
an individual

_____
John Park

EXHIBIT A

NAMES, ADDRESS, INITIAL CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTEREST OF MEMBERS

INITIAL MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest
John Park 662 Mission Street San Francisco, CA 94105	Non-Cash Investment	80 Units	40.00%
TOTAL		**80 Units**	**40.00%**

CLASS A MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest

Up to 22 Class A Units sold at $25,000.00 per Class A Unit

TOTAL	**$550,000.00**	**22 Units**	**11.00%**

CLASS B MEMBERS

Up to 22 Class B Units sold at $25,000.00 per Class B Unit

TOTAL	**$550,000.00**	**22 Units**	**11.00%**

CLASS C MEMBERS

Up to 56 Class C Units sold at $30,000.00 per Class C Unit

TOTAL	**$1,680,000.00**	**56 Units**	**28.00%**

CLASS D MEMBERS

Up to 20 Class D Units sold at $37,500.00 per Class D Unit

TOTAL	**$750,000.00**	**20 Units**	**10.00%**

The total number of Units held by each Initial Member and the Percentage Interests shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

EXHIBIT B

CONSENT OF SPOUSE

The undersigned spouse of one of the parties to the foregoing Operating Agreement of Rooftop Hospitality Group, LLC acknowledge(s) on his or her own behalf that: I have read the foregoing Agreement and I know its contents. I am aware that by its provision my spouse grants the Company and/or the other Members an option to purchase all of his or her Membership Interest, including my community interest in them. I hereby consent to the sale, approve of the provisions of the Agreement, and agree that such Membership Interest and my interest in them are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on such Membership Interest or my interest in them.

Dated:_____   By_____

                                   Print Name:_____

CLASS A MEMBER COUNTERPART SIGNATURE PAGE

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Operating Agreement of Rooftop Hospitality Group, LLC, a California limited liability company ("Company"), dated September 28, 2018, the undersigned is agreeing to become a party to the Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Operating Agreement and be entitled to a Class A Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

IN WITNESS WHEREOF, the Members of Rooftop Hospitality Group LLC, a California limited liability company, have executed this Operating Agreement effective as of the date written above.

CLASS A MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing_____ **Class A Units** and

shall be responsible for making a Capital Contribution of $_____upon the terms and

conditions set forth in the Operating Agreement.

Name:_____   Name: _____

Address:_____   Address: _____

_____   _____

_____   _____

Telephone:_____   Telephone: _____

Email:_____   Email: _____

Signature:_____   Signature: _____

Date:_____   Date: _____

Acknowledgement of Arbitration section 8.3:   _____   _____

(Initial)   (Initial)

CLASS B MEMBER COUNTERPART SIGNATURE PAGE

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Operating Agreement of Rooftop Hospitality Group, LLC, a California limited liability company ("Company"), dated September 28, 2018, the undersigned is agreeing to become a party to the Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Operating Agreement and be entitled to a Class B Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

IN WITNESS WHEREOF, the Members of Rooftop Hospitality Group LLC, a California limited liability company, have executed this Operating Agreement effective as of the date written above.

CLASS B MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing_____**Class B Units** and

shall be responsible for making a Capital Contribution of $_____upon the terms and

conditions set forth in the Operating Agreement.

Name:_____   Name: _____

Address:_____   Address: _____

_____   _____

_____   _____

Telephone:_____   Telephone: _____

Email:_____   Email: _____

Signature:_____   Signature: _____

Date:_____   Date: _____

Acknowledgement of Arbitration section 8.3:   _____   _____
                                                                         (Initial)   (Initial)

CLASS C MEMBER COUNTERPART SIGNATURE PAGE

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Operating Agreement of Rooftop Hospitality Group, LLC, a California limited liability company ("Company"), dated September 28, 2018, the undersigned is agreeing to become a party to the Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Operating Agreement and be entitled to a Class B Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

IN WITNESS WHEREOF, the Members of Rooftop Hospitality Group LLC, a California limited liability company, have executed this Operating Agreement effective as of the date written above.

CLASS C MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing_____ **Class C Units** and

shall be responsible for making a Capital Contribution of $_____upon the terms and

conditions set forth in the Operating Agreement.

Name:_____   Name: _____

Address:_____   Address: _____

_____   _____

_____   _____

Telephone:_____   Telephone: _____

Email:_____   Email: _____

Signature:_____   Signature: _____

Date:_____   Date: _____

Acknowledgement of Arbitration section 8.3:   _____ _____
                                                        (Initial)   (Initial)

CLASS D MEMBER COUNTERPART SIGNATURE PAGE

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Operating Agreement of Rooftop Hospitality Group, LLC, a California limited liability company ("Company"), dated September 28, 2018, the undersigned is agreeing to become a party to the Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Operating Agreement and be entitled to a Class B Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

IN WITNESS WHEREOF, the Members of Rooftop Hospitality Group LLC, a California limited liability company, have executed this Operating Agreement effective as of the date written above.

CLASS D MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing_____**Class D Units** and shall be responsible for making a Capital Contribution of $_____upon the terms and conditions set forth in the Operating Agreement.

Name:_____   Name: _____

Address:_____   Address: _____

_____   _____

_____   _____

Telephone:_____   Telephone: _____

Email:_____   Email: _____

Signature:_____   Signature: _____

Date:_____   Date: _____

Acknowledgement of Arbitration section 8.3:   _____   _____
                                                                                    (Initial)   (Initial)

<p style="text-align:center">FIRST AMENDMENT TO LLC OPERATING AGREEMENT
of
ROOFTOP HOSPITALITY GROUP, LLC
A Limited Liability Company established in California</p>

We, the Members of Rooftop Hospitality Group, LLC, through the consent of a Majority of the Members as per Section 5.1A of the Operating Agreement, hereby resolve and confirm on January 1, 2021, the following to be effective:

1. Section 6.10 shall be amended to read:

    Repurchase Rights of Certain Members. Beginning on January 1, 2024, the Company may elect to repurchase all of the Units of any Member holding a Percentage Interest of less than five percent (5%). If the Manager elect to have the Company exercise such rights with respect to a Member, then the Company shall send notice to the Member whose Units are being purchased. The purchase price in such event shall be the greater of (i) the purchase price as determined in accordance with Section 6.5 or (ii) the sum equal to the Member's original Capital Contributions for such Units plus an annual, simple interest rate of ten percent (10%). The closing of such repurchase shall take place within sixty days of such notice and the purchase price must be paid in full, in cash, at the time of the closing.

    Example: if a Member purchased his Units for $50,000, and the closing of the repurchase takes place three years later, then the amount due hereunder would be the greater of the purchase price calculated in accordance with Section 6.5 or $65,000 ($50,000 at 10% simple interest for three years).

2. All other sections of the attached current LLC Operating Agreement of Rooftop Hospitality Group, LLC remain in full force and effect.

The undersigned have duly executed this First Amendment to LLC Operating Agreement on the date first written above:

John Park, Manager of
Brick x Brick Hospitality Group, LLC
A California limited liability company
Manager

John Park, an individual
Member

SECOND AMENDMENT TO LLC OPERATING AGREEMENT
of
ROOFTOP HOSPITALITY GROUP, LLC
A Limited Liability Company established in California

We, the Members of Rooftop Hospitality Group, LLC, through the consent of a Majority of the Members as per Section 5.1A of the Operating Agreement, hereby resolve and confirm on July 1, 2021, the following to be effective:

1. Section 3.3A shall be amended to read:

Classes of Units. The Company shall have five initial classes of Units: Class A Units, of which two thousand two hundred (2,200) are authorized; Class B Units, of which two thousand two hundred (2,200) are authorized; Class C Units, of which five thousand six hundred (5,600) are authorized; Class D Units, of which two thousand (2,000) are authorized; and Initial Member Units, of which eight thousand (8,000) are authorized. The holders of each class of Units shall have such relative rights and duties as set forth in this Agreement. Except as otherwise required by law or by this Agreement, the holders of any classes of Units shall be entitled to vote on, make any determination of, or consent to, any matter to be acted upon by the Members in respect of the Company. Subject to compliance with the terms and conditions hereof, the Manager may (i) establish one or more additional classes of Units, and/or (ii) issue any such Units to existing or new Members.

2. Section 3.3C shall be amended to read:

Close of Offering. The Manager shall have the discretion to accelerate the closing of the Offering at any time after a number of Units deemed suitable by the Manager have been subscribed. In the event that less than one thousand two hundred (1,2000) Units are subscribed and the Manager reasonably determines that the number of Units sold are sufficient for the capitalization of the Business, the Manager may elect to close the Offering. However, in the event that the Manager determines that such a suitable number of the Units have not been subscribed, the Manager has the sole and absolute discretion to: (i) extend the closing of the Offering so as to achieve the suitable number of Units sold, (ii) terminate the Offering and return any remaining funds to the Investment Members proportionately based on their Percentage Interests in the Company, (iii) close the Offering, reserve the remaining Units as Initial Member Units and initiate a subsequent offering for such unsold Units, provided that such offering shall not provide terms that are preferential to prospective investors relative to terms offered under the Offering; or (iv) close the Offering with the Manager electing to obtain third-party financing for the Company's capital and cash flow needs. In the event all of the Units under the Offering are not sold, the remaining unsold Units shall be held by the Initial Member as Initial Member Units.

1

3.   Exhibit A shall be amended to read:

EXHIBIT A

NAMES, ADDRESS, INITIAL CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTEREST OF MEMBERS

INITIAL MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest
John Park 662 Mission Street San Francisco, CA 94105	Non-Cash Investment	8,000 Units	40.00%
TOTAL		**8,000 Units**	**40.00%**

CLASS A MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest
Up to 2,200 Class A Units sold at $250.00 per Class A Unit			
TOTAL	**$550,000.00**	**2,200 Units**	**11.00%**

CLASS B MEMBERS

Up to 2,200 Class B Units sold at $250.00 per Class B Unit

TOTAL	**$550,000.00**	**2,200 Units**	**11.00%**

CLASS C MEMBERS

Up to 5,600 Class C Units sold at $300.00 per Class C Unit

TOTAL	**$1,680,000.00**	**5,600 Units**	**28.00%**

CLASS D MEMBERS

Up to 2,000 Class D Units sold at $375.00 per Class D Unit

TOTAL	**$750,000.00**	**2,000 Units**	**10.00%**

The total number of Units held by each Initial Member and the Percentage Interests shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

4.   All other sections of the attached current LLC Operating Agreement of Rooftop Hospitality Group, LLC remain in full force and effect.

The undersigned have duly executed this Second Amendment to LLC Operating Agreement on the date Second written above:

John Park

John Park, Manager of
Brick x Brick Hospitality Group, LLC
A California limited liability company
Manager

John Park

John Park, an individual
Member

EXHIBIT D

Video Transcript

Kaiyo Video Script

Welcome. Today, I am here to share an exciting investment opportunity for the second Kaiyo opening here in San Francisco. Unlike the first, this Kaiyo is centrally located near San Francisco downtown inside a newly built Hyatt Hotel and it will feature a ground floor restaurant, rooftop cocktail bar, with this breathtaking view.

One of the highlights of Kaiyo is the cuisine it offers known as "Nikkei" - Japanese cuisine prepared with Peruvian ingredients. This beautiful cuisine was discovered by Japanese immigrants that migrated to Peru in the early 1900's. Today, Peruvian Nikkei is considered a gastronomical sensation. Now we have an opportunity to be one of the first to introduce this exciting cuisine to San Francisco and beyond!

"Hi, I am the executive chef at Kaiyo Restaurant and Bar. I have worked as a chef for over 20 years. My favorite dishes are our Causa Rolls and the Shiso Crusted Lamb Chops.

Kaiyo is located in a Hyatt Hotel with 230 rooms near San Francisco downtown. We will be the only restaurant in the entire hotel. The location is 4 to 5 blocks from Moscone convention center, less than a mile away from the Golden State Warriors Chase stadium, and next door to SF Giants Oracle Park. Our location will greatly benefit from thousands of people in the neighborhood for the games, special events at the stadium, and convention buyouts throughout the year.

Other than the location, Kaiyo's business model is thoughtfully designed for success. We will be a social dining experience vs fine dining to eliminate excessive labor costs. Our guest experience will be fun and upbeat, ideal cocktail parties and celebrations of all kinds. We anticipate 60% of our income will be cocktail & beverage sales and remaining 40% in food and private event sales.

Although COVID 19 has crippled our industry, we strongly believe normalcy will return in 2021. With vaccines expected to deploy late this year, we anticipate San Francisco will bounce back quickly this coming year. With our projected opening in April of 2021, we anticipate baseball & NBA games will host fans to some capacity and SF conventions & workforce will return towards the end of next year.

So come join the Kaiyo family as we begin our journey to open more Kaiyos in major cities across the world! Kapai!

EXHIBIT E

"Testing the Waters" Material



Company Name	KAIYO Rooftop Bar & Restaurant
Logo	
Headline	Multi-Level Nikkei Rooftop Bar & Restaurant in a Newly Built Hotel in SF
Hero Image	
Tags	Restaurants, B2C, Food & beverage, Coming soon , $1M+ raised

Pitch text

Summary

- Named 1 of 17 Most Anticipated Restaurant Openings in SF by Eater's 2018
- Projected annual income of $7M with $1.4M Net Profits
- Investors receive 90% of the profits until ROI. 60% equity to investors
- Rooftop space features breathtaking views of SF downtown (DT) skyline
- Located across the street from SF Giants stadium in newly built Hyatt Hotel
- Unique concept and cuisine - Nikkei Cuisine (Japanese & Peruvian)
- Managed by an experienced operator with existing successful venues in SF

Concept

Kaiyo Rooftop Bar & Restaurant Experience



Kaiyō Rooftop Bar & Restaurant will offer a unique cocktail and food experience located centrally in SOMA (South of Market St.) District next door to the SF Giants stadium, near a large tech workforce, and a few blocks from the Moscone Convention Center. Our goal is to take our guests through the cultural journey of Japanese diasporas, which heralded the newest gastronomic sensation, Nikkei (Japanese & Peruvian) cuisine.



Kaiyō Rooftop Bar and Restaurant will be a place for patrons to experience the breathtaking views SF has to offer, while experiencing the Nikkei cultural flare comprised of upbeat and hip but unpretentious ambiance, and unique Peruvian-Japanese fare. Patrons get to see and feel how the Japanese diaspora's culture became part of the fabric of Peruvian menus. They can have a fun night out or celebrate in a relaxed environment in a culinary and cocktail hotspot.

Shortage of rooftop bars and Nikkei cuisine in SF despite high demand

San Francisco is a cultural hub known for its iconic skyline, bridges, and famous Bay. Rooftop views are highly coveted. Over the last few years a few notable hotel rooftop bar openings were the rage despite locations and views being lackluster or undesirable. The

demand for rooftop bars is extremely high.

Patrons are looking for a dining experience that transcends their feelings of restriction and limitation due to current lockdowns and travel constraints. They want a fresh cultural experience and to feel connected to the world. Despite its unique culinary history, Nikkei cuisine is extremely limited in San Francisco. This will be the second KAIYŌ opening in SF as the original Kaiyo opened in 2018 across town in a non-competing neighborhood. Due to the popularity of the concept, the company is looking to expand its concept with a multi-level space in a prime location near downtown SF.

Location

Prime location in a Hyatt Hotel next door to SF Giant's stadium



The new multi-level Kaiyo Rooftop Bar & Restaurant will be located inside a newly built Hyatt Hotel located across the street from the Oracle SF Giants ballpark. Kaiyo SOMA will occupy the ground floor space (2000 sq ft) as well as the rooftop space (3000 sq ft) on the 12th floor of the hotel. The rooftop level can be accessed through elevators in the lobby or the dedicated elevator from the ground floor restaurant space.

- **Less than ½ a block from the SF Giant's Stadium which hosts 81 home games per season drawing 30-40K fans per game. In addition to the baseball games, the stadium hosts special events (i.e. concerts) throughout the year.**

- **4-5 blocks from Moscone Convention Center to draw private events & convention business**

- **Less than a mile away from newly built Golden State Warriors Stadium which also hosts concert and special events throughout the year.**

- **Kaiyo will be the only restaurant in the Hyatt Hotel with 230 rooms**

- **Surrounded by small and medium tech companies. Also near Lyft, Uber, Salesforce, Dropbox, Twitter, Yelp, Square, and more.**

- **Multiple residential high risers within 1 block radius.**

- **1 ½ blocks from the Caltrain Station - major traffic during commute hours**



Views of SF Downtown Skyline from Rooftop Space

Kaiyo's rooftop space is perfectly located and pointed to provide breathtaking views of San Francisco downtown skyline and the famous Bay Bridge.



VIEWS OF BAY BRIDGE

Design And Architecture

Classic contemporary design inspired by Peruvian & Japanese cultures

Rooftop Bar Design Renderings



Beautiful back bar to display the deep collection of spirits for a great cocktail experience. Above the bar are hand woven pendants made by artist in London mimicking Japanese lanterns.



Comfortable seating including a fire pit, for cocktails and dining, perfectly positioned to see the beautiful San Francisco skyline. Colorful mosaic tiles inspired by deep rooted history of Inca in Peru.



A rooftop oasis middle of SF downtown filled with greenery and trees inspired by the Amazon forests of Peru. A large urban Japanese mural installation to provide a stylistic edge.

Ground Floor Restaurant Design Renderings



Ample amount of counter seating in the bar & lounge area. Large back bar display to showcase the deep collection of spirits. More mosaic tiles installed on the walls and floor.



Another large urban Japanese mural installation will be featured in the bar & lounge area in the restaurant. Large store front windows that'll draw pedestrians into the restaurant specially on game days.



Dining room view from entrance.



Dining room layout and design inspired by original KAIYŌ. More colorful hand woven lanterns will be hung over the dining tables.



Large living wall installation inspired by the original KAIYŌ dining room.

Menu

Peruvian & Japanese fare — Nikkei Cuisine



KAIYŌ is one of the first San Francisco contemporary Peruvian Nikkei *(Japanese-Peruvian)* restaurant and bar that offers family-style menu consisting of small and large shareable plates, encouraging a fun social dining experience. Our cocktail & beverage program highlights pisco cocktails, deep collection of Japanese Whisky, and imported sakes and craft Japanese beer.



A5 WAGYU NIGIRI - seared miyazaki japanese black A5 wagyu, quail egg, seasalt, cracked pepper



HOKKAIDO SCALLOPS - japanese scallop, passionfruit leche de tigre, smoked yam purée, chia, cilantro oil



KAIYŌ SASHIMI PLATTER



PANYO PANYO - capurro pisco moscatel, ambratto vermouth, rice milk, chamomile, lemon, orange bitters



CERES, RAYEARTH, & WINDHAM - martini bitter, joto yuzu sake, cava



LIMA ROLL -shrimp tempura, yellowtail, avocado, rocoto aioli, aji verde, unagi sauce, shiso chiffonade



COWBOY BEBOP- pisco porton acholado, maiz cream, honey, lime angostura bitters

Press

Nikkei Cuisine - the new gastronomical sensation in the country.

Japanese-Peruvian cuisine is increasingly becoming the hottest and most anticipated restaurant cuisine in major markets such as New York, Miami, Las Vegas, and now San Francisco. With the popularity of Nikkei cuisine rising around the world, Maido Nikkei Restaurant in Lima, Peru placed #10 on the Top 50 World's Best Restaurant list.

Despite San Francisco's vibrant restaurant and bar scene, KAIYŌ was one of the first contemporary Nikkei restaurant & bar openings in the city. The opening press was nothing short of amazing and we anticipate the second opening will create even more buzz in the restaurant and bar scene in San Francisco!


thrillist
Kaiyō | COLE SALADINO/THRILLIST
FOOD & DRINK
San Francisco's Best Restaurants of 2018

THRILLIST - *"Fresh, flavorful Japanese-Peruvian food in a fun, friendly environment. We're often asked for restaurant recommendations and, though it has only been open since September of this year, the place we've gushed about more than any other is KAIYŌ."*


EATER
SAN FRANCISCO
FALL PREVIEWS 2019
San Francisco's 17 Most Anticipated Restaurant Openings, Fall 2018
Including restaurants from the teams behind Saison, Mourad, Marlowe, Trick Dog, and more
by Ellen Fort | @ellenfork | Aug 28, 2018, 12:04pm PDT

EATER SF - *"Cow Hollow is broadening its horizons with the impending opening of Kaiyo, a restaurant and bar focused on the food and drink of the Japanese diaspora in Peru, Nikkei cuisine."*



Forbes

Never Had Peruvian Nikkei? Head To San Francisco Hotspot KAIYŌ To Get Your Fill of Innovative Japanese-Peruvian Cuisine.



Chelsea Davis Contributor ⓘ
Dining
I cover food, drink & travel—in other words, all the fun stuff!

KAIYO Interior.   PATRICIA CHANG

FORBES - *"Ever indecisive when it comes to choosing where to go for dinner? Or better yet, bored of all your options? Well it's time to expand your go-to restaurant list, along with your palate. Located in the trendy Cow Hollow area of San Francisco, KAIYŌ, is a unique hotspot on Union Street specializing in a cuisine that isn't all that common. Peruvian Nikkei."*

Customers

Perfectly positioned to capitalize on millennial restaurant trends.



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tacos, cheap dinner, Ma
San Francisc
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KAIYŌ
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316 reviews
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Japanese, Peruvian, Cocktail Bars
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Closed 5:00 PM - 10:00 PM
Hours updated 2 weeks ag
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KAIYŌ
1838 Union St, San Francisco, CA
4.3
166 reviews
All
cocktails 22
peruvian 11
brunch 11
japanese 9
Francesca Sun
Local Guide · 23 reviews · 80 photos
a month ago
This takeout from Kaiyo was beautiful, well thought out, and prepare
saltado featured flat iron prime steak, fries, and jasmine rice that soa
ceviche had an amazing texture ... More
Like
R C
Local Guide · 74 reviews · 161 photos
a month ago

Millennials trust the recommendations from their friends, family, and social groups.

Kaiyo sustains a solid 4 star on Yelp and 4.3 stars rating *on Google. Strong and active Instagram presence with daily photos & story posts of food, cocktails, and social lifestyle pics.*



Millennials seek out unique experience and presentation.

For this "showboating" generation, food is a way to explore different cultures and cuisines; evoking an experience that they can post on social media. Nikkei cuisine is the story of Japanese diasporas journey to Peru. Dishes are naturally colorful and aesthetically beautiful due to the various fish and Peruvian peppers & produce utilized in dishes.



MISO GLAZED EGGPLANT ROLL
TOMATO NIGIRI

Millennials are looking for fresh and nutritious food.

Did you know 30% of Millennial Americans eat foods that are certified as organic foods? Kaiyo's menu largely consist of fresh quality seafood like sushi & sashimi, ceviche & tiradito, and even offer a vegan sushi & specialty roll menu.

yelp seatme
Table Management
Online Reservations
Wait List
Guestbook
Advanced
1-888-254-5315
Try it for Free
Online reservations made easy
Take reservations 24 hours a day, 7 days a week. Within a few minutes, you'll be ready to accept reservations from your website and Yelp page. The system automatically confirms and reminds guests, so you don't have to.

Millennials use mobile devices to order food and make reservations.

The mobile technology continues to change the way we eat. Millennials use smartphones when researching restaurants, browsing menus, making reservations or simply going through the reviews posted by other people. It’s all digital. KAIYŌ's menus are loaded on QR codes, use mobile friendly Yelp Reservations platform, and partnered with DoorDash for food delivery & takeout.

Business Model

Projected annual sales of $6.7M with 6% yearly growth

KAIYŌ Rooftop Bar & Restaurant aims to open by **April of 2021** for the season opening game of the SF Giants. The business will generate income mainly through food and beverage sales as well as private events from the large number of companies, especially tech companies, in the neighborhood and conventions that take place throughout the year.



During our first year, due to COVID-19 pandemic, we do not anticipate any large corporate events until Q4 of 2021. Thus, we project our sales will be below our target but we are confident the opening year excitement will generate strong sales in all other areas due to the unique space, location, and concept.

KEY SALES NUMBERS



GROUND FLOOR RESTAURANT & LOUNGE

NUMBER OF SEATS	62	**AVERAGE COVER**	$56PP
NUMBER OF TURNS PER WEEK	12	**PROJECTED WEEKLY SALES**	$39,500


ROOFTOP FLOORPLAN

ROOFTOP COCKTAIL BAR

NUMBER OF SEATS	120	**AVERAGE COVER**	$32PP
NUMBER OF TURNS PER WEEK	14.5	**PROJECTED WEEKLY SALES**	$55,700

Kaiyo's formula is set up for success. Kaiyo will be a social dining experience vs fine dining which requires less labor to service our customers. Our dinner experience is fun and upbeat, ideal for cocktail parties and celebrations of all kinds. We anticipate **55-60%** of the income will be **beverage sales** driven by the rooftop bar and **35% food sales** which provides the profit margins.


KAIYO ROOFTOP BAR & RESTAURANT
REVENUE BREAKDOWN BY TYPE
13%
18%
32%
11%
26%
RESTAURANT BEVERAGE
RESTAURANT FOOD
ROOFTOP - BEVERAGE
ROOFTOP - FOOD
PRIVATE EVENTS

The KAIYŌ management team will closely monitor our prime cost to ensure the business is meeting the target cost ratios. The following are the company's targets for prime cost: *Labor, Food COGS, and Beverage COGS.*

Key Prime Cost %

FOH Labor - 10%
BOH Labor - 12%
Management - 8.0%
Total Labor to Gross Sales - 30.0%Food COGS - 26% of Food Sales
Bev COGS - 18% of Beverage Sales
Total COGS - 21% of Gross Sales

10 Year Lease + 5 Year Option Secured

LONG TERM LEASE

| LEASE TERMS

- 10 Year Lease plus One 5 Year Option
- $22,000 Base Rent + 6% of Gross Sales in excess of $3MM gross sales
- Ground Floor 1993 sq ft. & Rooftop 3021 sq ft / Total of 5014 sq ft
- 2.35% annual base rent increases
- $325k Tenant Improvement Contribution from the Landlord upon completion of Tenant's Work.



Rent vs Income

Sales	Additional % Rent	Base + % Rent (Annual)	Base + % Rent (Monthly)	Rent vs Sales (%)
$ 3,000,000	$ -	$ 264,000	$ 22,000	8.8%
$ 3,500,000	$ 30,000	$ 294,000	$ 24,500	8.4%
$ 4,000,000	$ 60,000	$ 324,000	$ 27,000	8.1%
$ 4,500,000	$ 90,000	$ 354,000	$ 29,500	7.9%
$ 5,000,000	$ 120,000	$ 384,000	$ 32,000	7.7%
$ 5,500,000	$ 150,000	$ 414,000	$ 34,500	7.5%
$ 6,000,000	$ 180,000	$ 444,000	$ 37,000	7.4%
$ 6,500,000	$ 210,000	$ 474,000	$ 39,500	7.3%
$ 7,000,000	$ 240,000	$ 504,000	$ 42,000	7.2%
$ 7,500,000	$ 270,000	$ 534,000	$ 44,500	7.1%
			Average	**7.7%**

Competition

Kaiyo's rooftop views are one of a kind and one of the largest hotel rooftop bar spaces in SF


6
620 JONES ROOFTOP BAR
5
CHARMAINE'S ROOFTOP BAR
4
EVERDENE ROOFTOP BAR
3
ROOFTOP 25
1
KAIYO ROOFTOP
2
ROOFTOP AT VIA
Temporarily closed
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Google My Maps

#1

KAIYŌ Rooftop Bar & Restaurant (SoMa & Mission Bay)
Highlights: unique views of SFDT, large rooftop space, surrounded by popular restaurants and bars, unique cuisine, connecting restaurant on the ground floor.



#2

Rooftop at Hotel Via (SoMa & Mission Bay)
Highlights: exclusive ballpark-adjacent roof deck is only accessible if you book a room or host an event. No restaurant but busy special events schedule.



#3

Rooftop 25 (SoMa & Mission Bay)
Highlights Casual rooftop bar with lots of sunshine and frozen drinks. No views of SFDT. Specialize in wood fired pizza. Restaurant and Lounge bottom floor.



#4

Everdene at Virgin Hotel (SoMa)
Highlights Everdene is the newest rooftop bar on this list and offer SFDT views. Restaurant and Lounge bottom floor. DJs nightly.



#5

Charmaine's at Proper Hotel (Tenderloin/Mid-Market)
Highlights Stylish hotel bar with views of San Francisco. Notable cocktail program. Restaurant connected in the lobby of the hotel .



#6

620 Jones (Tenderloin)

Highlights   Jones has SF's biggest rooftop bar and lounge. Open-air terrace decked with string lights and palms



Vision

Plans to expand the Kaiyo brand into other major markets.

Through the second opening of KAIYŌ, we will aim to become an institutional food, beverage, and lifestyle brand in San Francisco. Restaurants are no longer just a place to have a meal. Today, customers are looking to their favorite restaurants as the inspiration for an aesthetically pleasing, culturally relevant lifestyle.

Our focus in the first 3 years is to achieve the financial goals, develop and perfect our SOPs, and continue to better our brand. With these accomplishments, we will seek to expand the KAIYŌ brand in year 3-4 into other major markets such as New York, Miami, Las Vegas, Tokyo, London, and beyond.

We will seek to expand through partnerships structured as real estate, management, and investment deals. Each opportunity will be carefully assessed knowing our success is only good as our last opening.

Investors

$1.1M+ raised to date

Rooftop Hospitality Group successfully closed over $1.1M in capital from private investors. We are aiming to raise an additional $1.5 - 2.0M to fund the buildout and opening costs for both levels of KAIYŌ Rooftop Bar & Restaurant. We expect a total capital investment of $2.6 to $3.1M.

Up to 60% of equity will be held by investors and 90% of free cash flow or profits distributed until investors are made whole. Once made whole, investors will receive profits pro-rata. We project ROI in 2.5 to 3 years.

Founders

20+ Years of Hospitality Experience in the Bay Area



Kaiyo was founded in 2018 by San Francisco hospitality and Industry professional, John Park, who is recognized for his deep roots in the SF restaurant and cocktail community. John is well-known and respected for his twenty plus years of pioneering and service in the field of craft cocktails and unique venue operations, as can be seen through Kaiyo and the popular, nationally recognized, award-winning cocktail bars he founded and owns in SF, Whitechapel and Novela. His love of bringing new cultural experiences and history to others through his venues, cocktails, and cuisine, coupled with his long-standing success as a hard-working operator, makes him a true force in the hospitality world.

Team

	John Park	Founder
	Seana Horrobin	Director of Events
	Alex Reccio	Executive Chef
	Marc Bruschera	CPA

Perks

$150	$15 Kaiyo Gift Card.
$500	$50 Gift Card Kaiyo Branded T-Shirt
$1,000	$100 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over)
$5,000	$250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Annual Access to Highly Allocated Spirits (annual access)
$10,000	$250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Access to Highly Allocated Spirits (annual access) Invitation to Exclusive & Hosted Investor Events
$30,000	$200 Annual Gift Card for the lifetime of ownership Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Access to Highly Allocated Spirits (annual access) Invitation to Exclusive & Hosted Investor Events Priority VIP Reservation Access

FAQ



Company Name	KAIYO Rooftop Bar & Restaurant
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Headline	Multi-level Nikkei rooftop bar & restaurant in a newly built hotel in SF
Hero Image	
Tags	Minority Founders, B2C, Food & beverage, $1M+ raised, Coming soon, Startups
Pitch text	**Summary** ◆ Named 1 of 17 Most Anticipated Restaurant Openings in SF by Eater's 2018 ◆ Projected annual income of $7M with $1.4M Net Profits ◆ Investors receive 90% of the profits until ROI. 60% equity to investors ◆ Rooftop space features breathtaking views of SF downtown (DT) skyline ◆ Located across the street from SF Giants stadium in newly built Hyatt Hotel ◆ Unique concept and cuisine - Nikkei Cuisine (Japanese & Peruvian) ◆ Managed by an experienced operator with existing successful venues in SF

Concept

Kaiyo Rooftop Bar & Restaurant Experience



Kaiyō Rooftop Bar & Restaurant will offer a unique cocktail and food experience located centrally in SOMA (South of Market St.) District next door to the SF Giants stadium, near a large tech workforce, and a few blocks from the Moscone Convention Center. Our goal is to take our guests through the cultural journey of Japanese diasporas, which heralded the newest gastronomic sensation, Nikkei (Japanese & Peruvian) cuisine.



Kaiyō Rooftop Bar and Restaurant will be a place for patrons to experience the breathtaking views SF has to offer, while experiencing the Nikkei cultural flare comprised of upbeat and hip but unpretentious ambiance, and unique Peruvian-Japanese fare. Patrons get to see and feel how the Japanese diaspora's culture became part of the fabric of Peruvian menus. They can have a fun night out or celebrate in a relaxed environment in a culinary and cocktail hotspot.

Shortage of rooftop bars and Nikkei cuisine in SF despite high demand

San Francisco is a cultural hub known for its iconic skyline, bridges, and famous Bay. Rooftop views are highly coveted. Over the last few years a few notable hotel rooftop bar openings were the rage despite locations and views being lackluster or undesirable. The

demand for rooftop bars is extremely high.

Patrons are looking for a dining experience that transcends their feelings of restriction and limitation due to current lockdowns and travel constraints. They want a fresh cultural experience and to feel connected to the world. Despite its unique culinary history, Nikkei cuisine is extremely limited in San Francisco. This will be the second KAIYŌ opening in SF as the original Kaiyo opened in 2018 across town in a non-competing neighborhood. Due to the popularity of the concept, the company is looking to expand its concept with a multi-level space in a prime location near downtown SF.

Location

Prime location in a Hyatt Hotel next door to SF Giant's stadium



The new multi-level Kaiyo Rooftop Bar & Restaurant will be located inside a newly built Hyatt Hotel located across the street from the Oracle SF Giants ballpark. Kaiyo SOMA will occupy the ground floor space (2000 sq ft) as well as the rooftop space (3000 sq ft) on the 12th floor of the hotel. The rooftop level can be accessed through elevators in the lobby or the dedicated elevator from the ground floor restaurant space.

- **Less than ½ a block from the SF Giant's Stadium which hosts 81 home games per season drawing 30-40K fans per game. In addition to the baseball games, the stadium hosts special events *(i.e. concerts)* throughout the year.**

- **4-5 blocks from Moscone Convention Center to draw private events & convention business**

- **Less than a mile away from newly built Golden State Warriors Stadium which also hosts concert and special events throughout the year.**

- **Kaiyo will be the only restaurant in the Hyatt Hotel with 230 rooms**

- **Surrounded by small and medium tech companies. Also near Lyft, Uber, Salesforce, Dropbox, Twitter, Yelp, Square, and more.**

- **Multiple residential high risers within 1 block radius.**

- **1 ½ blocks from the Caltrain Station - major traffic during commute hours**



Views of SF Downtown Skyline from Rooftop Space

Kaiyo's rooftop space is perfectly located and pointed to provide breathtaking views of San Francisco downtown skyline and the famous Bay Bridge.



VIEWS OF BAY BRIDGE

Design And Architecture

Classic contemporary design inspired by Peruvian & Japanese cultures

Rooftop Bar Design Renderings



Beautiful back bar to display the deep collection of spirits for a great cocktail experience. Above the bar are hand woven pendants made by artist in London mimicking Japanese lanterns.



Comfortable seating including a fire pit, for cocktails and dining, perfectly positioned to see the beautiful San Francisco skyline. Colorful mosaic tiles inspired by deep rooted history of Inca in Peru.



A rooftop oasis middle of SF downtown filled with greenery and trees inspired by the Amazon forests of Peru. A large urban Japanese mural installation to provide a stylistic edge.

Ground Floor Restaurant Design Renderings



Ample amount of counter seating in the bar & lounge area. Large back bar display to showcase the deep collection of spirits. More mosaic tiles installed on the walls and floor.



Another large urban Japanese mural installation will be featured in the bar & lounge area in the restaurant. Large store front windows that'll draw pedestrians into the restaurant specially on game days.



Dining room view from entrance.



Dining room layout and design inspired by original KAIYŌ. More colorful hand woven lanterns will be hung over the dining tables.



Large living wall installation inspired by the original KAIYŌ dining room.

Menu

Peruvian & Japanese fare — Nikkei Cuisine



KAIYŌ is one of the first San Francisco contemporary Peruvian Nikkei *(Japanese-Peruvian)* restaurant and bar that offers family-style menu consisting of small and large shareable plates, encouraging a fun social dining experience. Our cocktail & beverage program highlights pisco cocktails, deep collection of Japanese Whisky, and imported sakes and craft Japanese beer.



A5 WAGYU NIGIRI - seared miyazaki japanese black A5 wagyu, quail egg, seasalt, cracked pepper



HOKKAIDO SCALLOPS - japanese scallop, passionfruit leche de tigre, smoked yam purée, chia, cilantro oil



KAIYŌ SASHIMI PLATTER



PANYO PANYO - capurro pisco moscatel, ambratto vermouth, rice milk, chamomile, lemon, orange bitters



CERES, RAYEARTH, & WINDHAM - martini bitter, joto yuzu sake, cava



LIMA ROLL -shrimp tempura, yellowtail, avocado, rocoto aioli, aji verde, unagi sauce, shiso chiffonade



COWBOY BEBOP- pisco porton acholado, maiz cream, honey, lime angostura bitters

Press

Nikkei Cuisine - the new gastronomical sensation in the country.

Japanese-Peruvian cuisine is increasingly becoming the hottest and most anticipated restaurant cuisine in major markets such as New York, Miami, Las Vegas, and now San Francisco. With the popularity of Nikkei cuisine rising around the world, Maido Nikkei Restaurant in Lima, Peru placed #10 on the Top 50 World's Best Restaurant list.

Despite San Francisco's vibrant restaurant and bar scene, KAIYŌ was one of the first contemporary Nikkei restaurant & bar openings in the city. The opening press was nothing short of amazing and we anticipate the second opening will create even more buzz in the restaurant and bar scene in San Francisco!



thrillist

Kaiyō | COLE SALADINO/THRILLIST

FOOD & DRINK

San Francisco's Best Restaurants of 2018

THRILLIST - *"Fresh, flavorful Japanese-Peruvian food in a fun, friendly environment. We're often asked for restaurant recommendations and, though it has only been open since September of this year, the place we've gushed about more than any other is KAIYŌ."*

EATER
SAN FRANCISCO

FALL PREVIEWS 2019

San Francisco's 17 Most Anticipated Restaurant Openings, Fall 2018

Including restaurants from the teams behind Saison, Mourad, Marlowe, Trick Dog, and more

by Ellen Fort | @ellenfork | Aug 28, 2018, 12:04pm PDT

EATER SF - *"Cow Hollow is broadening its horizons with the impending opening of Kaiyo, a restaurant and bar focused on the food and drink of the Japanese diaspora in Peru, Nikkei cuisine."*



Forbes

Never Had Peruvian Nikkei? Head To San Francisco Hotspot KAIYŌ To Get Your Fill of Innovative Japanese-Peruvian Cuisine.



Chelsea Davis Contributor ⓘ
Dining
I cover food, drink & travel—in other words, all the fun stuff!

KAIYO Interior.   PATRICIA CHANG

FORBES - *"Ever indecisive when it comes to choosing where to go for dinner? Or better yet, bored of all your options? Well it's time to expand your go-to restaurant list, along with your palate. Located in the trendy Cow Hollow area of San Francisco, KAIYŌ, is a unique hotspot on Union Street specializing in a cuisine that isn't all that common: Peruvian Nikkei."*

Customers

Perfectly positioned to capitalize on millennial restaurant trends.


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KAIYŌ
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KAIYŌ
1838 Union St, San Francisco, CA
4.3
166 reviews
All
cocktails 22
peruvian 11
brunch 11
japanese 9
Francesca Sun
Local Guide · 23 reviews · 80 photos
a month ago
This takeout from Kaiyo was beautiful, well thought out, and prepare
saltado featured flat iron prime steak, fries, and jasmine rice that soa
ceviche had an amazing texture ... More
Like
R C
Local Guide · 74 reviews · 161 photos
a month ago

Millennials trust the recommendations from their friends, family, and social groups.

Kaiyo sustains a solid 4 star on Yelp and 4.3 stars rating *on Google. Strong and active Instagram presence with daily photos & story posts of food, cocktails, and social lifestyle pics.*



Millennials seek out unique experience and presentation.

For this "showboating" generation, food is a way to explore different cultures and cuisines; evoking an experience that they can post on social media. Nikkei cuisine is the story of Japanese diasporas journey to Peru. Dishes are naturally colorful and aesthetically beautiful due to the various fish and Peruvian peppers & produce utilized in dishes.



MISO GLAZED EGGPLANT ROLL
TOMATO NIGIRI

Millennials are looking for fresh and nutritious food.

Did you know 30% of Millennial Americans eat foods that are certified as organic foods? Kaiyo's menu largely consist of fresh quality seafood like sushi & sashimi, ceviche & tiradito, and even offer a vegan sushi & specialty roll menu.

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Table Management
Online Reservations
Wait List
Guestbook
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1-888-254-5315
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Online reservations made easy
Take reservations 24 hours a day, 7 days a week. Within a few minutes, you'll be ready to accept reservations from your website and Yelp page. The system automatically confirms and reminds guests, so you don't have to.

Millennials use mobile devices to order food and make reservations.

The mobile technology continues to change the way we eat. Millennials use smartphones when researching restaurants, browsing menus, making reservations or simply going through the reviews posted by other people. It's all digital. KAIYŌ's menus are loaded on QR codes, use mobile friendly Yelp Reservations platform, and partnered with DoorDash for food delivery & takeout.

Business Model

Projected annual sales of $6.7M with 6% yearly growth

KAIYŌ Rooftop Bar & Restaurant aims to open the rooftop bar by **November of 2021** and ground floor restaurant before the summer of 2022. The business will generate income mainly through food and beverage sales as well as private events from the large number of tech companies in the neighborhood and conventions that take place throughout the year.



During our first year, due to COVID-19 pandemic, we do not anticipate any large corporate events until Q4 of 2021. Thus, we project our sales will be below our target but we are confident the opening year excitement will generate strong sales in all other areas due to the unique space, location, and concept.

KEY SALES NUMBERS



GROUND FLOOR RESTAURANT & LOUNGE

NUMBER OF SEATS	62	AVERAGE COVER	$56PP
NUMBER OF TURNS PER WEEK	12	PROJECTED WEEKLY SALES	$39,500


ROOFTOP FLOORPLAN

ROOFTOP COCKTAIL BAR

NUMBER OF SEATS	120	**AVERAGE COVER**	$32PP
NUMBER OF TURNS PER WEEK	14.5	**PROJECTED WEEKLY SALES**	$55,700

Kaiyo's formula is set up for success. Kaiyo will be a social dining experience vs fine dining which requires less labor to service our customers. Our dinner experience is fun and upbeat, ideal for cocktail parties and celebrations of all kinds. We anticipate **55-60%** of the income will be **beverage sales** driven by the rooftop bar and **35% food sales** which provides the profit margins.


KAIYO ROOFTOP BAR & RESTAURANT
REVENUE BREAKDOWN BY TYPE
13%
18%
32%
11%
26%
RESTAURANT BEVERAGE
RESTAURANT FOOD
ROOFTOP - BEVERAGE
ROOFTOP - FOOD
PRIVATE EVENTS

The KAIYŌ management team will closely monitor our prime cost to ensure the business is meeting the target cost ratios. The following are the company's targets for prime cost: *Labor, Food COGS, and Beverage COGS.*

Key Prime Cost %

FOH Labor - 10%
BOH Labor - 12%
Management - 8.0%
Total Labor to Gross Sales - 30.0%Food COGS - 26% of Food Sales
Bev COGS - 18% of Beverage Sales
Total COGS - 21% of Gross Sales

10 Year Lease + 5 Year Option Secured

LONG TERM LEASE

| LEASE TERMS

+ 10 YEAR LEASE PLUS ONE 5 YEAR OPTION
+ $22,000 BASE RENT + 6% OF GROSS SALES IN EXCESS OF $3MM GROSS SALES
+ GROUND FLOOR 1993 SQ FT. & ROOFTOP 3021 SQ FT / TOTAL OF 5014 SQ FT
+ 2.35% ANNUAL BASE RENT INCREASES
+ $325K TENANT IMPROVEMENT CONTRIBUTION FROM THE LANDLORD UPON COMPLETION OF TENANT'S WORK.



RENT VS INCOME

SALES	ADDITIONAL % RENT	BASE + % RENT (ANNUAL)	BASE + % RENT (MONTHLY)	RENT VS SALES (%)
$ 3,000,000	$ -	$ 264,000	$ 22,000	8.8%
$ 3,500,000	$ 30,000	$ 294,000	$ 24,500	8.4%
$ 4,000,000	$ 60,000	$ 324,000	$ 27,000	8.1%
$ 4,500,000	$ 90,000	$ 354,000	$ 29,500	7.9%
$ 5,000,000	$ 120,000	$ 384,000	$ 32,000	7.7%
$ 5,500,000	$ 150,000	$ 414,000	$ 34,500	7.5%
$ 6,000,000	$ 180,000	$ 444,000	$ 37,000	7.4%
$ 6,500,000	$ 210,000	$ 474,000	$ 39,500	7.3%
$ 7,000,000	$ 240,000	$ 504,000	$ 42,000	7.2%
$ 7,500,000	$ 270,000	$ 534,000	$ 44,500	7.1%
			AVERAGE	7.7%

Competition

Kaiyo's rooftop views are one of a kind and one of the largest hotel rooftop bar spaces in SF


6
620 JONES ROOFTOP BAR
5
CHARMAINE'S ROOFTOP BAR
4
EVERDENE ROOFTOP BAR
1
KAIYO ROOFTOP
2
ROOFTOP AT VIA
3
ROOFTOP 25
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Google My Maps

#1

KAIYŌ Rooftop Bar & Restaurant (SoMa & Mission Bay)

Highlights: unique views of SFDT, large rooftop space, surrounded by popular restaurants and bars, unique cuisine, connecting restaurant on the ground floor.



#2

Rooftop at Hotel Via (SoMa & Mission Bay)

Highlights: exclusive ballpark-adjacent roof deck is only accessible if you book a room or host an event. No restaurant but busy special events schedule.



#3

Rooftop 25 (SoMa & Mission Bay)

Highlights: Casual rooftop bar with lots of sunshine and frozen drinks. No views of SFDT. Specialize in wood fired pizza. Restaurant and Lounge bottom floor.



#4

Everdene at Virgin Hotel (SoMa)

Highlights: Everdene is the newest rooftop bar on this list and offer SFDT views. Restaurant and Lounge bottom floor. DJs nightly.



#5

Charmaine's at Proper Hotel (Tenderloin/Mid-Market)

Highlights: Stylish hotel bar with views of San Francisco. Notable cocktail program. Restaurant connected in the lobby of the hotel .



#6

620 Jones (Tenderloin)
Highlights 620 Jones has SF's biggest rooftop bar and lounge. Open-air terrace decked with string lights and palms



Vision

Plans to expand the Kaiyo brand into other major markets.

Through the second opening of KAIYŌ, we will aim to become an institutional food, beverage, and lifestyle brand in San Francisco. Restaurants are no longer just a place to have a meal. Today, customers are looking to their favorite restaurants as the inspiration for an aesthetically pleasing, culturally relevant lifestyle.

Our focus in the first 3 years is to achieve the financial goals, develop and perfect our SOPs, and continue to better our brand. With these accomplishments, we will seek to expand the KAIYŌ brand in year 3-4 into other major markets such as New York, Miami, Las Vegas, Tokyo, London, and beyond.

We will seek to expand through partnerships structured as real estate, management, and investment deals. Each opportunity will be carefully assessed knowing our success is only good as our last opening.

Investors

$2.25M raised to date

Rooftop Hospitality Group successfully closed over $2.25M in capital from private investors. We are aiming to raise an additional capital to fund the buildout and opening costs for both levels of KAIYŌ Rooftop Bar & Restaurant. We expect a total capital investment of $3.5M.

Up to 60% of equity will be held by investors and 90% of free cash flow or profits distributed until investors are made whole. Once made whole, investors will receive profits pro-rata. We project ROI in 2.5 to 3 years.

$2.25M raised ad of September 2021

Founders

20+ Years of Hospitality Experience in the Bay Area



Kaiyo was founded in 2018 by San Francisco hospitality and Industry professional, John Park, who is recognized for his deep roots in the SF restaurant and cocktail community. John is well-known and respected for his twenty plus years of pioneering and service in the field of craft cocktails and unique venue operations, as can be seen through Kaiyo and the popular, nationally recognized, award-winning cocktail bars he founded and owns in SF, Whitechapel and Novela. His love of bringing new cultural experiences and history to others through his venues, cocktails, and cuisine, coupled with his long-standing success as a hard-working operator, makes him a true force in the hospitality world.

Team

   John Park   Founder

   Seana Horrobin   Director of Events

   Alex Reccio   Executive Chef

   Marc Bruschera   CPA

Perks

$300 $15 Kaiyo Gift Card.

$600 $50 Gift Card Kaiyo Branded T-Shirt

$1,200 $100 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over)

$4,800 $250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over) Annual
                Access to Highly Allocated Spirits (annual access)

$9,900 $250 Gift Card Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar Tool Kit (must be 21 and over)
                Access to Highly Allocated Spirits (annual access) Invitation to Exclusive & Hosted Investor Events

$30,000 $200 Annual Gift Card for the lifetime of ownership Kaiyo Branded T-Shirt (2x) Craft Cocktail & Bar
                Tool Kit (must be 21 and over) Access to Highly Allocated Spirits (annual access) Invitation to
                Exclusive & Hosted Investor Events Priority VIP Reservation Access

FAQ